Exhibit 99.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among

LEAP THERAPEUTICS, INC.

M-CO MERGER SUB LTD.

AND

MACROCURE LTD.

Dated as of August 29, 2016

TABLE OF CONTENTS

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- ii -

- iii -

AGREEMENT AND PLAN OF MERGER, dated as of August 29, 2016 (the “Agreement Date”), among LEAP THERAPEUTICS, INC., a Delaware corporation (“Leap”), M-CO MERGER SUB LTD., a company formed under the laws of the State of Israel (“Merger Sub”) and registered under No. 515506855 with the Israeli Registrar of Companies, and MACROCURE LTD., a company formed under the laws of the State of Israel (“M-CO”) and registered unsder No. 514083765 with the Israeli Registrar of Companies (this “Agreement”).

WHEREAS, the respective boards of directors of Leap (the “Leap Board”) and M-CO (the “M-CO Board”) have unanimously adopted this Agreement, and such respective boards of directors have determined, in the case of the M-CO Board , relying in part on the Fairness Opinion (as defined in Section 4.22 below) that the terms of this Agreement are in the respective best interests of Leap, Merger Sub and M-CO, as applicable, and their respective stockholders or shareholders (as applicable) and that considering the financial position of the parties hereto, no reasonable concern exists that the Surviving Company (as defined in Section 1.01 below) will be unable to fulfill both the obligations of M-CO to its creditors and those of Merger Sub to its creditors; and

WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and declared it advisable for Merger Sub and Leap, as its sole shareholder, to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, and determined to recommend that Leap, as its sole shareholder, approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, in connection with the execution and delivery of this Agreement, Leap, in its capacity as sole shareholder of Merger Sub, has adopted and approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, the M-CO Board has recommended that its shareholders approve this Agreement; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger (as defined in Section 1.01 below) constitute a taxable acquisition by the Parent of all of the capital stock of the Company (the “Intended Tax Treatment”); and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Leap, Merger Sub and M-CO to enter into this Agreement, all of the stockholders of Leap and certain stockholders and/or optionholders of M-CO listed on Schedule I hereto representing more than fifty percent (50%) of the voting power of the issued and outstanding shares of capital stock of M-C O (calculated on a fully diluted basis treating all securities of M-CO that are, or will become prior to the M-CO Shareholder Meeting, convertible, exercisable or exchangeable for M-CO Ordinary Shares as if such securities had been so converted, exercised or exchanged on the date of this Agreement) have entered into voting agreements, dated as of the date hereof, in the forms attached hereto as Exhibits A-1 and A-2, respectively (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which such stockholders or shareholders have agreed, subject to the terms thereof, to vote or cause to be voted all of the shares of capital stock of Leap or M-CO, as the case may be, held of record or beneficially owned by such stockholder or shareholder in favor of the adoption and approval of this Agreement in the case of stockholders of Leap, and in favor of the approval of the M-CO Shareholder Proposals in the case of shareholders of M-CO, and, in each case, to take any other actions required of them to consummate the Transactions contemplated hereby.  The parties acknowledge that the Board of Directors of Leap has adopted resolutions setting forth the New Leap Charter and New Leap By-laws, declaring their advisability and recommending that the stockholders of Leap adopt and approve the New Leap Charter and New Leap By-laws, and that simultaneously with the execution and delivery of this Agreement, certain stockholders of Leap will execute written consents approving the New Leap Charter and New Leap By-laws; and

WHEREAS, Leap, Merger Sub and M-CO desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 314 through 327 the Israeli Companies Law – 5759–1999 (the “Companies Law”),at the Effective Time, Merger Sub shall be merged with and into M-CO (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub (as the target company, or Chevrat Ha’Ya’ad) shall cease and M-CO (as the absorbing company, or HaChevra Ha’Koletet) shall continue as the surviving corporation in the Merger (the “Surviving Company”). As a result of the Merger, M-CO shall (a) become a wholly owned subsidiary of Leap, (b) continue to be governed by the Laws of the State of Israel, (c) have a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and M-CO in accordance with the Companies Law and the existing shareholders of M-CO shall be entitled to Merger Consideration (as defined in Section 2.01 below) in accordance with the provisions of Article II of this Agreement.

SECTION 1.02. Closing. Unless this Agreement shall have been terminated in accordance with Article VIII, the closing (the “Closing”) of the Merger shall take place at the offices Morgan, Lewis & Bockius LLP, One Federal Street, Boston, MA 02110 at 7:00 a.m., Eastern time, on a date to be specified by Leap and M-CO, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Leap and M-CO; provided that, if any of the conditions set forth in Article VII are not satisfied or (to the extent permitted by Law) waived on such second Business Day, then, subject to the other provisions of this Agreement, the Closing shall take place on the first Business Day on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or immediately following the Closing Date, each of M-CO and Merger Sub shall (and Leap shall cause Merger Sub to), in coordination with each other, inform the Registrar of Companies of the State of Israel (the “Israeli Registrar of Companies”) that all conditions to the Merger under the Companies Law and this Agreement have been met (together with any other documentation required to be submitted to the Israeli Registrar of Companies, whether under this Agreement or the Merger Proposal, by the Israeli Companies Registrar or otherwise) and setting forth the proposed date for the Effective Date of the Merger on which the Israeli Registrar of Companies is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”). The Merger shall become effective upon the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law (the time at which the Merger becomes effective is referred to herein as the “Effective Time”) .  For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law shall both occur on the Closing Date or the immediately following Business Day.

SECTION 1.04. Effects. The Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to all the rights and properties and the business of each of the Merger Sub and M-CO, and shall assume all of the debts, claims, liabilities and obligations of each of the Merger Sub and M-CO, Merger Sub will cease to exist and will be stricken from the records of the Israeli Registrar of Companies, and M-CO will become a private company wholly owned (including with respect to any warrants, options or other securities) directly by Leap, all as provided under the Companies Law.

SECTION 1.05. Certificates of Incorporation and By-laws.

(a)           The Amended and Restated Certificate of Incorporation of Leap (the “Leap Charter”) and the Amended and Restated By-laws of Leap (the “Leap By-laws”) shall each be amended and restated immediately prior to the Effective Time to read in the form of Exhibit B (the “New Leap Charter”) and Exhibit C (the “New Leap By-laws”), respectively, and the New Leap Charter and the New Leap By-laws shall be the certificate of incorporation and By-laws of Leap until thereafter changed or amended as provided therein or by applicable Law. Leap shall file the New Leap Charter with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. As a result of the amendment to the Leap Charter pursuant to this Section 1.05(a), each share of common stock of Leap, par value $0.001 per share (the “Leap Common Stock”), issued and outstanding immediately prior to such amendment (including, without limitation, shares subject to then outstanding options) shall be converted (the “Pre-Closing Leap Share Conversion”) into a fraction of a share of Leap Common Stock equal to  the quotient (calculated to the nearest 1/10,000 of a share) obtained by dividing (x) 6,500,000 by (y) the number of Pre-Split Outstanding Leap Shares, subject to adjustment in accordance with Section 6.23 of this Agreement (the “Leap Share Conversion Ratio”).  In the event that the Leap Stock Options contemplated under Section 6.21 of this Agreement have not been granted at or prior to the time the Pre-Closing Leap Share Conversion becomes effective for any reason, then the 6,500,000 shares of Leap Common Stock referred to in the foregoing clause (x) shall be adjusted to a number of shares of Leap Common Stock such that, after giving effect to the Pre-Closing Leap Share Conversion and the grant of such Leap Stock Options following the Pre-Closing Leap Share Conversion, the Adjusted Outstanding Leap Shares immediately prior to the Effective Time shall be equal to 6,500,000, subject to further adjustment in accordance with Section 6.23 of this Agreement. No fractional shares of Leap Common Stock shall be issued in connection with the Pre-Closing Leap Share Conversion, and each holder of shares of Leap Common Stock converted pursuant to the Pre-Closing Leap Share Conversion who would otherwise have been entitled to receive a fraction of a share of Leap Common Stock shall receive cash in lieu thereof in accordance with the New Leap Charter.

(b)           The articles of association of M-CO shall, as of the Effective Time, be amended and restated to read in their entirety in the form of Exhibit D, and as so amended shall remain in effect from and after the Effective Time as the articles of association of the Surviving Company (the “Surviving Company Articles”) until duly amended as provided therein or by applicable Law.

SECTION 1.06. Directors and Officers.

(a)           Directors.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company Articles.

(b)           Officers.  At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on Share Capital; Exchange of Certificates

SECTION 2.01. Effect on Share Capital of M-CO.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of Leap, Merger Sub or M-CO, or the holders of any ordinary shares, NIS 0.01 par value per share, of M-CO (the “M-CO Ordinary Shares”), each M-CO Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Dormant Shares (as defined in Section 2.01(g) below) and any other M-CO Ordinary Shares subject to cancellation under Section 2.01(g)) shall be converted into the right to receive that number of fully paid and nonassessable shares of Leap Common Stock equal to the Exchange Ratio (all such shares of Leap Common Stock to be issued pursuant to this Section 2.01(a), together with cash in lieu of any fractional shares of M-CO Ordinary Shares paid pursuant to Section 1.05(a), are collectively referred to herein as the “Merger Consideration”). All M-CO Ordinary Shares converted pursuant to this Section 2.01(a), when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a physical certificate (a “Certificate”) or uncertificated book-entry share appearing only in M-CO’s register of shareholders (a “Book-Entry”) that, in each case, immediately prior to the Effective Time represented any such M-CO Ordinary Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such Certificates or Book-Entries in accordance with Section 2.02(c), in each case without interest and less, subject to Section 2.01(h), any applicable withholding Taxes (as hereinafter defined).

(b)           Calculation of Exchange Ratio.

(i)           “Exchange Ratio” will equal the quotient, calculated to the nearest 1/10,000 of a share, obtained by dividing (x) the total number of Merger Shares by (y) the aggregate number of (A) shares of M-CO Share Capital outstanding immediately prior to the Effective Time, plus (B) shares issuable upon exercise of the M-CO Warrants outstanding immediately prior to the Effective Time (whether or not then exercisable and whether then in-the-money or out-of-the-money) plus (C) shares issuable upon the exercise of all M-CO Options outstanding immediately prior to the Effective Time (whether or not then exercisable and whether then in-the-money or out-of-the-money, except that this clause (C) shall in no event include any shares issuable upon the exercise of any M-CO Out-of-the-Money Options outstanding immediately prior to the Effective Time) plus (D) to the extent such inclusion is not duplicative of clauses (A), (B) or (C), shares issuable upon the exercise of all other awards outstanding immediately prior to the Effective Time under the M-CO Option Plans (whether or not such other awards are then exercisable or vested and whether such other awards are then in-the-money or out-of-the-money) and shares issuable pursuant to any other Equity Interests of M-CO outstanding immediately prior to the Effective Time (whether or not such other Equity Interests are then exercisable or vested and whether such other Equity Interests are then in-the-money or out-of-the-money), except that, for clarity, this clause (D) shall in no event include any shares issuable upon the exercise of any M-CO Out-of-the-Money Options outstanding immediately prior to the Effective Time.  The calculation of the Exchange Ratio shall be set forth in detail in a certificate of the corporate secretary of M-CO delivered to Leap no later than the Closing.

(ii)           “Merger Shares” means the total number of shares of Leap Common Stock to be issued in the Merger pursuant to Section 2.01(a), determined as follows:  (a) the M-Co Percentage (expressed as a number rather than a percentage by dividing the M-Co Percentage by 100) multiplied by (b) the quotient of (x) the Adjusted Outstanding Leap Shares divided by (y) the Leap Percentage (expressed as a number rather than a percentage by dividing the Leap Percentage by 100).

(iii)           “Adjusted Outstanding Leap Shares” means, except to the extent otherwise provided further below in this paragraph, a number equal to the sum of (A) the total number of shares of Leap Common Stock outstanding immediately prior to the Effective Time (calculated after giving effect to (1) the Recap and the conversion of all outstanding shares of Leap Preferred Stock and all outstanding Leap Notes into shares of Leap Common Stock pursuant to the Recap as contemplated elsewhere under this Agreement and (2) the filing of the Leap Charter with the Secretary of State of the State of Delaware and the Pre-Closing Leap Share Conversion pursuant to the Leap Charter as so filed) plus (B) shares issuable upon exercise of any warrants to purchase Leap Equity Interests to the extent that such warrants are outstanding immediately prior to the Effective Time (whether or not such warrants are then exercisable and whether such warrants are then in-the-money or out-of-the-money) plus (C) shares issuable upon the exercise of all Leap Stock Options outstanding immediately prior to the Effective Time (whether or not then exercisable and whether then in-the-money or out-of-the-money) plus (D) to the extent such inclusion is not duplicative of clauses (A), (B) or (C), shares issuable upon the exercise of all other awards outstanding immediately prior to the Effective Time under the Leap Stock Plans (whether or not such other awards are then exercisable or vested and whether such other awards are then in-the-money or out-of-the-money) and shares issuable pursuant to any other Equity Interests of Leap outstanding immediately prior to the Effective Time (whether or not such other Equity Interests are then exercisable or vested and whether such other Equity Interests are then in-the-money or out-of-the-money).  Notwithstanding anything express or implied in the foregoing provisions of this paragraph, (x) shares of Leap Common Stock issued pursuant to the Equity Investment shall not be deemed or treated as being issued and outstanding immediately prior to the Effective Time for purposes of the foregoing provisions of this paragraph and, therefore, shall not be included in the calculation of the Adjusted Outstanding Leap Shares or the Exchange Ratio and (y) for clarity, shares of Leap Common Stock that are available for, and subject to, issuance under the 2016 Plan and that are not subject to any grants or awards under the 2016 that are outstanding immediately prior to the Effective Time shall not be deemed or treated as being issued and outstanding immediately prior to the Effective Time for purposes of the foregoing provisions of this paragraph and, therefore, shall not be included in the calculation of the Adjusted Outstanding Leap Shares or the Exchange Ratio. The calculation of the Adjusted Outstanding Leap Shares shall be set forth in detail in a certificate of the corporate secretary of Leap delivered to M-CO no later than the Closing.  For purposes of further clarity, the following actions that are required to be taken at the Closing pursuant to other provisions of this Agreement will be taken sequentially in the order listed below:  (1) first, the Recap shall be effected and all outstanding shares of Leap Preferred Stock and all outstanding Leap Notes, including any dividends or interest accrued thereon, shall be converted into shares of Leap Common Stock pursuant to the Recap; (2) second, Leap shall grant the Leap Stock Options contemplated under Section 6.21 of this Agreement unless such Leap Stock Options had already been granted prior to Recap; (3) third, the Leap Charter shall be filed with the Secretary of State of the State of Delaware and the Pre-Closing Leap Share Conversion shall become effective pursuant to the Leap Charter as so filed; (4) fourth, the Equity Investment shall be consummated and all shares of Leap Common Stock to be issued pursuant to the Equity Investment shall be issued and outstanding; and (5) fifth, each of the Amended and Restated 2012 Plan and the 2016 Plan becoming effective, with the terms of the Amended and Restated 2012 Plan applying to all Leap Stock Options previously granted under the 2012 Plan; and, to the extent not previously granted, the Leap Stock Options contemplated by Section 6.21 of this Agreement may be granted under the Amended and Restated 2012 Plan immediately prior to the Effective Time (it being understood that no Leap Stock Options will be granted on or prior to the Effective Time under the 2016 Plan).

(iv)          “Leap Percentage” will equal (A) sixty-five percent (65%), if M-CO has an amount of Net Cash equal to or greater than $22.0 million as determined in accordance with the provisions of Section 2.01(c) hereof and (B) the Adjusted Percentage, if M-CO has an amount of Net Cash less than $22.0 million as determined in accordance with the provisions of Section 2.01(c) hereof.

(v)          “M-CO Percentage” means one hundred percent (100%) minus the Leap Percentage.

(vi)         “Adjusted Percentage” will equal the quotient (calculated to the nearest 1/10,000 decimal place and expressed as a percentage by multiplying such quotient by 100) of (A) $100 million minus $13 million minus the amount of Net Cash as determined in accordance with the provisions of Section 2.01(c) hereof divided by (B) $100 million.

(vii)        “Determination Date” will be a date mutually agreed upon by the Company and Leap which is intended initially to be approximately five (5) Business Days prior to the Closing Date.

(c)           Determination of Net Cash.

(i)           Within two (2) calendar days following the Determination Date (using the then-expected Closing Date to determine such deadline), M-CO will deliver to Leap a schedule (the “Net Cash Schedule”) setting forth a good faith estimate of the Net Cash (as determined in accordance with the definition of Net Cash) (the “Net Cash Calculation”) as of immediately prior to Closing prepared by M-CO’s Chief Financial Officer, together with the work papers and back-up materials used in preparing the applicable Net Cash Schedule.  The calculation of Net Cash thereon shall be consistent with the presentation, methodologies and assumptions used in preparing M-CO’s calculation of Net Cash set forth on Exhibit E hereto, which calculation has been prepared for illustrative purposes as though the Closing Date was June 30, 2016.

(ii)          Within two (2) Business Days after M-CO delivers the Net Cash Schedule to Leap (the “Response Date”), Leap will have the right to dispute any part of such Net Cash Schedule (so long as such dispute will have an effect, if correct, on the Leap Percentage or the Adjusted Percentage) by delivering a written notice to that effect to M-CO (a “Dispute Notice”), except that the foregoing provisions of this sentence shall be subject to the provisions of Section 2.01(c)(v) below.  Any Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such proposed revisions.

(iii)         If on or prior to the Response Date, (A) Leap notifies M-CO in writing that it has no objections to the Net Cash Calculation set forth in the Net Cash Schedule or (B) Leap fails to deliver a Dispute Notice as set forth above, then, subject to the provisions of Section 2.01(c)(v) below, the Net Cash Calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash for purposes of this Agreement.

(iv)         If Leap delivers a Dispute Notice on or prior to the Response Date as provided above or if the provisions of Section 2.01(c)(v) below become applicable (the “Net Cash Dispute”), then the Parties shall attempt to resolve the underlying dispute in good faith. If the Parties agree on the amount of any of the deviations from the Net Cash Schedule, the amount they agree upon will be final. If the Parties, notwithstanding such good faith effort, fail to resolve such dispute within five (5) calendar days after M-CO received the Net Cash Dispute, then the Parties jointly shall engage the Independent Accountant. Each of M-CO and Leap will provide the Independent Accountant and the other Party with a statement of its position as to the amount for each Net Cash Dispute within ten (10) calendar days from the date of the referral. The Independent Accountant will make a written determination as promptly as practicable, but in any event within fifteen (15) calendar days after the date on which the Net Cash Dispute is referred to the Independent Accountant, by determining the Net Cash, which will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash for purposes of this Agreement, and the Exchange Ratio. If at any time M-CO and Leap resolve the Net Cash Dispute, then notwithstanding the preceding provisions of this clause (iv), the Independent Accountant’s involvement promptly will be discontinued and the Net Cash Calculation will be revised, if necessary, to reflect such resolution and thereupon will be final and binding for all purposes under this Agreement. The Parties will make readily available to the Independent Accountant all relevant books and records relating to the Net Cash Calculation and the calculation set forth in the Net Cash Schedule and all other items reasonably requested by the Independent Accountant in connection with resolving the Net Cash Dispute. The costs and expenses of the Independent Accountant will be borne by M-CO and Leap based upon the percentage that the portion of the contested amount not awarded to such party bears to the actual amount contested by such party. Notwithstanding anything contained herein to the contrary, any expenses incurred in resolving disputes shall affect the amount of Net Cash utilized in determining the Exchange Ratio and the Net Leap AP utilized in determining the Net Leap AP Calculation based on the amounts resulting from the percentage of the expenses borne by M-CO and Leap, respectively, as determined by the foregoing sentence.

(v)          In the event at any time after the Response Date but prior to the Closing, either Leap or M-CO reasonably believes in good faith that the Net Cash Schedule previously delivered pursuant to Section 2.01(c)(i) does not constitute a good faith estimate of the Net Cash (as determined in accordance with the definition of Net Cash) as of immediately prior to Closing and such belief is (A) not with respect to any matter or item that has already been decided or determined in accordance with the provisions of Section 2.01(c)(iv) above  and (B) not with respect to any matter or item that the Party exercising its rights under this Section 2.01(c)(v) knew was not reflected or was not properly or sufficiently reflected in such Net Cash Schedule, if, but only if, such Party had such knowledge, in the case of M-CO, prior to the delivery of such Net Cash Schedule and, in the case of Leap, prior to the Response Date applicable to such Net Cash Schedule or, if applicable, prior to the date that another notice was given pursuant to this clause (v) that did not include such item, then Leap or M-CO, as the case may be, shall provide written notice to the other that Leap or M-CO, as the case may be, is exercising its rights under this Section 2.01(c)(v), in which case the parties shall follow the procedures set forth in Section 2.01(c)(iv) to resolve such Net Cash Dispute.  The provisions of this Section 2.01(c)(v) may become applicable only twice. Notwithstanding the foregoing, there shall be no adjustment to the Exchange Ratio or reduction in Net Cash for any purpose under this Agreement to the extent that the difference between (a) Net Cash as determined pursuant to a Net Cash Dispute under this Section 2.01(c)(v) and (b) Net Cash as determined without giving effect to the conclusions or resolution of such Net Cash Dispute under this Section 2.01(c)(v), is equal or less than $100,000.

(d)           Determination of Net Leap AP. Within five (5) Business Days prior to the Closing Date, Leap will deliver to M-CO a schedule (the “Net Leap AP Schedule”) setting forth a good faith estimate of the Net Leap AP (as determined in accordance with GAAP (the “Net Leap AP Calculation”) as of immediately prior to Closing prepared by Leap’s Chief Financial Officer), together with the work papers and back-up materials used in preparing the applicable Net Leap AP Schedule.  The Net Leap AP Calculation thereon shall be consistent with the presentation, methodologies and assumptions set forth on Exhibit F hereto, which calculation has been prepared for illustrative purposes as though the Closing Date were on June 30, 2016. The provisions of Section 2.01(c)(ii)-(iv) shall apply to the final determination of the Net Leap AP in case of a dispute, mutatis mutandis.

(e)           Fractional Shares. No fractional shares of Leap Common Stock shall be issued in connection with the Merger as a result of the conversion provided for in Section 2.01(a), and no certificates or scrip for any such fractional shares shall be issued. Any holder of M-CO Ordinary Shares who would otherwise be entitled to receive a fraction of a share of Leap Common Stock (after aggregating all fractional shares of Leap Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Certificates representing M-CO Ordinary Shares (if Certificate were issued), be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.01(e), a cash payment in lieu of such fractional share be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the value of a share of Leap Common Stock as determined by the Board of Directors of Leap in good faith based on the value per share reflected by the transaction contemplated hereby.

(f)           Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Leap Common Stock or M-CO Ordinary Shares shall have been changed into a different number of shares or a different class of shares (except in connection with the Pre-Closing Leap Share Conversion) by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be appropriately and proportionately adjusted to provide to the holders of Leap Common Stock and the holders of M-CO Ordinary Shares the same economic effect as contemplated by this Agreement prior to such event.

(g)           Cancellation Shares. Each M-CO Ordinary Share that immediately prior to the Effective Time is considered a dormant share (or menayah redumah) (a “Dormant Share”), under Israeli law, and each M-CO Ordinary Share owned, directly or indirectly, by Leap or Merger Sub immediately prior to the Effective Time shall at the Effective Time, and without any further action on the part of Leap, Merger Sub, M-CO or any shareholder of M-CO, be cancelled and retired and shall cease to exist and no payment shall be made in respect thereof.

(h)           Merger Sub. At the Effective Time, by virtue of and simultaneously with the Merger and without any further action on the part of Leap, Merger Sub or M-CO, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and non-assessable Ordinary Share, NIS 0.01 par value, of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

SECTION 2.02. Exchange of Certificates

(a)           Exchange Agent. Prior to the Effective Time, Leap and M-CO shall appoint a commercial bank, trust company or nationally recognized shareholder service provider to be mutually agreed upon to act as exchange agent (the “Exchange Agent”) for the delivery of the Merger Consideration to holders of M-CO Ordinary Shares (together with any cash in respect of any other dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c)). Promptly following the Effective Time, M-CO shall provide Leap (with a copy to the Exchange Agent) the shareholders registry of M-CO updated to the last day of trading of M-CO Ordinary Shares immediately prior to the date on which the Effective Time occurs (the “Final Shareholders Registry”).  At or prior to the Effective Time, Leap shall deposit with the Exchange Agent, for the benefit of holders of Certificates and Book-Entries appearing in the Final Shareholders Registry, for exchange in accordance with this Article II through the Exchange Agent, shares of Leap Common Stock (in certificated or book-entry form) to be delivered as the Merger Consideration and cash in amounts sufficient to pay any cash in lieu of fractional shares which holders of Certificates and Book-Entries have the right to receive pursuant to Section 1.05(c) (the “Exchange Fund”). Leap shall instruct the Exchange Agent to timely pay the Merger Consideration and such other amounts in accordance with this Agreement.

(b)           Exchange Procedures.

(i)           As soon as reasonably practicable after the Effective Time, Leap shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares were converted pursuant to Section 2.01(a) into the right to receive the Merger Consideration (i) a letter of transmittal in customary form as reasonably agreed by the parties which (A) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and (B) shall have such other provisions as Leap and M-CO may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a physical certificate or uncertificated book-entry representing that number of whole shares of Leap Common Stock that such holder has the right to receive in respect of the aggregate number of shares of M-CO Ordinary Shares previously represented by such Certificate pursuant to Section 2.01(a) and a check representing any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate, and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of M-CO Ordinary Shares that is not registered in the transfer records of M-CO, a physical certificate or uncertificated book-entry representing the proper number of shares of Leap Common Stock pursuant to Section 2.01(a) and a check representing any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) may be delivered to a transferee if the Certificate representing such M-CO Ordinary Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes, if any, have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate has the right to receive in respect of such Certificate pursuant to Section 2.01(a) (together with any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(ii)          Notwithstanding anything to the contrary in this Agreement, any holder of a Book-Entry shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(a) and any cash in respect of any dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c) in respect of such Book-Entry. In lieu thereof, each holder of record of one or more Book-Entry whose shares were converted into the right to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(a) and any cash in respect of any dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c) in respect of such Book-Entry(ies) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Leap shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(a) and any cash in respect of any dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c) in respect of such Book-Entry, and the Book-Entry of such holder shall forthwith be cancelled.

(c)           Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Leap Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry with respect to the shares of Leap Common Stock issuable upon surrender thereof, and no cash in respect of any dividends or distributions with a record date prior to the Effective Time that have been declared with respect to the M-CO Ordinary Shares shall be paid to any such holder, until the surrender of such Certificate or Book-Entry in accordance with this Article II. Subject to escheat or other applicable Law, following surrender of any such Certificate or Book-Entry, there shall be paid to the holder of the Certificate or Book-Entry, without interest, at the time of surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to each share of Leap Common Stock that such holder has the right to receive pursuant to Section 2.01(a).

(d)           No Further Ownership Rights in M-CO Ordinary Shares. The shares of Leap Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of M-CO Ordinary Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares. From and after the Effective Time, (i) all holders of Certificates and Book-Entries shall cease to have any rights as shareholders of M-CO other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive upon surrender of such Certificates or Book-Entries in accordance with Section 2.02(c), without interest, and (ii) the share transfer books of M-CO shall be closed with respect to all shares of M-CO Ordinary Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the share transfer books of the Surviving Company of M-CO Ordinary Shares that were outstanding immediately prior to the Effective Time and M-CO Ordinary Shares outstanding immediately prior to the Effective Time shall, from and after the Effective Time, be deemed for all purposes to evidence solely the right in accordance with the terms of this Agreement to receive the allocable Merger Consideration. If, after the Effective Time, any Certificates or Book-Entries formerly representing shares of M-CO Ordinary Shares are presented to Leap, the Surviving Company, Leap Company or the Exchange Agent for any reason, such Certificates or Book-Entries shall be canceled and exchanged as provided in this Article II.

(e)           Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entries for one year after the Effective Time shall be delivered to Leap, upon demand, and any holder of Certificates or Book-Entries who has not theretofore complied with this Article II shall thereafter look only to Leap for satisfaction of its claim for Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

(f)            No Liability. None of Leap, Merger Sub, M-CO or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry has not been surrendered prior to the date on which the Merger Consideration to be paid in respect of such Certificate or Book-Entry would otherwise escheat to or become the property of any Governmental Entity, any Merger Consideration to be paid in respect of such Certificate or Book-Entry shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Leap, free and clear of all claims or interest of any Person previously entitled thereto.

(g)           Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Leap on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under this Article II, including Section 2.02(c), shall be promptly returned to Leap.

(h)           Withholding Rights.

(i)           Each of Leap, Merger Sub, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from any amount otherwise payable or deliverable (whether in cash or in kind) to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Israeli Tax Ordinance and any other applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.  No withholding or reduced withholding under the Israeli Tax Ordinance will be made from any consideration payable hereunder to the extent that recipient of such consideration has provided the payor with a valid exemption or confirmation of a reduced withholding rate or any other applicable withholding tax ruling issued by the ITA which is sufficient to enable Leap to conclude that no withholding or a reduced rate of withholding, as applicable, of Israeli Tax is required with respect to such recipient (“Valid Certificate”). For such purpose each of the Withholding Tax Ruling, the Options Tax Ruling and any Tax ruling issued by the ITA in accordance with the provisions of Section 104H of the Israeli Tax Ordinance (“Section 104H Tax Ruling”) will be considered a Valid Certificate, provided, that for the avoidance of doubt, Leap shall have had an opportunity to review, comment and approve the application made to the ITA with respect to such Valid Certificate.  All amounts so withheld shall be duly transferred to the ITA, and documentation regarding such transfer shall be provided to the party from which the taxes were withheld as promptly as reasonably practicable (but in any event within 10 (ten) Business Days) following such person’s request.

(ii)           M-CO instructed its Israeli counsel to prepare and file with the ITA an application for a ruling confirming that the conversion of M-CO Section 102 Options in accordance with the provisions of Section 6.04(a) hereof shall not be regarded as a violation of the provisions of Section 102 and the “requisite holding period” (as such term is defined in Section 102) so long as that such options will be deposited with the Section 102 Trustee until (at least) the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). If the Options Tax Ruling is not granted prior to the Closing M-CO shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Leap and any Person acting on its behalf shall be exempt from Israeli withholding tax in relation to the conversion of M-CO Section 102 Options pursuant to this Agreement (the “Interim Options Tax Ruling”).  To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(iii)          M-CO instructed its Israeli counsel to prepare and file with the ITA an application for a ruling confirming, among others, that with respect to holders of M-CO Ordinary Shares that are non−Israeli residents (as defined in the Israeli Tax Ordinance or as will be determined by the ITA), (A) exempting Leap, the Exchange Agent and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Leap, the Exchange Agent and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the M-CO Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents (the “Withholding Tax Ruling”).

(iv)         Each of Leap and M-CO shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation of any written or oral submissions or applications that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling.  The final text of the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Leap or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Neither M-CO nor its Representatives shall make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior review and consent of Leap’s Representatives. To the extent that Leap’s Representatives elect not to participate in any such meeting or discussion, M-CO’s Representatives shall provide Leap’s Representatives a full and accurate report of the discussions and/or meetings held with the ITA. Should the written consent of Leap to the final version of the Options Tax Ruling, the Interim Options Tax Ruling or the Withholding Tax Ruling be required, such consent shall not be unreasonably withheld, conditioned or delayed.

(i)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Leap, the posting by such Person of a bond, in such reasonable amount as Leap may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

ARTICLE III

Representations and Warranties of Leap and Merger Sub

Except as disclosed in the disclosure letter (the “Leap Disclosure Letter”) delivered by Leap to M-CO prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Leap Disclosure Letter relates), Leap and Merger Sub hereby represent and warrant to M-CO as follows:

SECTION 3.01. Corporate Organization

(a)           Leap.

(i)           Leap is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Leap has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

(ii)          True and complete copies of the Leap Charter and the Leap By-laws, each as in effect as of the date of this Agreement, have previously been made available to M-CO.

(iii)         Each Leap Subsidiary (A) is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in clause (B) as would not, individually or in the aggregate, be material.

(b)           Merger Sub.

(i)           A true and complete copy of the articles of association of Merger Sub, in effect as of the date of this Agreement, has previously been made available to M-CO.

(ii)          Merger Sub is a company duly organized and validly existing under the laws of the State of Israel. Except as contemplated by this Agreement, Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other Transactions. The authorized share capital of Merger Sub consists of 1,000,000 ordinary shares, all of which have been duly issued, are fully paid and nonassessable and are owned directly by Leap free and clear of any liens, pledges, charges and security interests and similar encumbrances (“Liens”).

SECTION 3.02. Capitalization.

(a)            Authorized and Issued Shares.

(i) As of the date of this Agreement, the authorized Leap capital stock consists of (A) 58,500,000 shares of Leap Common Stock and (B) 42,500,000 shares of preferred stock, par value $0.001 per share (the “Leap Preferred Stock,” and, together with the Leap Common Stock, the “Leap Capital Stock”). As of the date of this Agreement, (1) zero shares of Leap Common Stock were issued and outstanding, (2) no shares of Leap Common Stock were held in Leap’s treasury, (3) 42,281,984  shares of Leap Preferred Stock were issued and outstanding (of which 9,000,000 were designated Series A Preferred Stock, 21,500,000 were designated Series B Preferred Stock and 11,781,984 were designated Series C Preferred Stock), (4) 1,221,520 shares of Leap Common Stock were reserved and available for issuance pursuant to the 2012 Equity Incentive Plan, as amended and in effect from time to time (the “2012 Plan,” which term shall include the Amended and Restated 2012 Plan to be adopted by Leap and to become effective immediately prior to the Effective Time pursuant to Section 6.13(e) hereof) and (5) options to purchase Leap Common Stock pursuant to the 2012 Plan were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 864,638 shares of Leap Common Stock.  Prior to the Effective Time, Leap will adopt the Amended and Restated 2012 Plan and the 2016 Equity Incentive Plan (the “2016 Plan” and together with the 2012 Plan, collectively, the “Leap Stock Plans”) in accordance with the provisions of Section 6.13(e) hereof, and Leap will reserve and maintain available for issuance under each of the 2012 Plan and the 2016 Plan the number of shares of Leap Common Stock that are authorized for issuance under the 2012 Plan and the 2016 Plan, respectively, in accordance with the provisions of Section 6.13(e) hereof.  Immediately prior to the Effective Time, there will be no options outstanding to purchase Leap Common pursuant to the 2016 Plan (for purpose of this Agreement, options to purchase Leap Common Stock under either the 2012 Plan or the 2016 Plan are referred to, collectively, as “Leap Stock Options”).  As of the date of this Agreement, (I) no shares of capital stock or other voting securities of, (II) other equity or voting interests in or (III) securities convertible into or exchangeable for, or Leap Stock Options or other options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in (clauses (i), (II) and (III), collectively, “Equity Interests”) Leap were issued, reserved for issuance or outstanding except as set forth in this Section 3.02(a)(i). All of the issued and outstanding shares of Leap Capital Stock are and, at the time of issuance, all such shares that may be issued in connection with the Equity Investment, as Merger Consideration or upon the exercise of, or pursuant to, Leap Stock Options or the Leap Stock Plans will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the General Corporation Law of the State of Delaware (the “DGCL”), the Leap Charter, the New Leap Charter, the Leap By-laws, the New Leap By-laws or any Contract to which Leap is a party or by which it is otherwise bound.

(ii)          As of the date of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Leap or any Leap Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests of Leap or any Leap Subsidiary, other than (w) Leap Common Stock, including, without limitation, Leap Common Stock to be issued pursuant to this Agreement, (x) Leap Preferred Stock (which shall be converted in full prior to Closing), (y) Leap Stock Options and rights under the 2012 Plan and (z) the Leap Notes. As of the date of this Agreement, except for Forfeitures and Cashless Settlements in connection with the Leap Stock Options and the 2012 Plan, except for the redemption rights of the Leap Preferred Stock and except for the Leap Notes which shall be converted in full prior to Closing, there are not any outstanding obligations of Leap or any of the Leap Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in Leap or any Leap Subsidiary. Neither Leap nor any of the Leap Subsidiaries is party to any agreement with respect to the voting of any capital stock or voting securities of, or voting of other equity interests in, Leap that will survive the Closing Date. All consents necessary under the Amended and Restated Stockholders’ Agreement, dated as of December 10, 2015 (the “Leap Shareholders’ Agreement”), by and among Leap and the Leap shareholders identified therein, for Leap and Merger Sub to consummate the Merger and the other Transactions have been obtained, and no provision of the Leap Shareholders’ Agreement does or will prohibit, restrict, limit, prevent or delay Leap or Merger Sub from consummating the Merger or any of the other Transactions. The Existing Leap Corporate Agreements will terminate as of the Effective Time without any continuing liabilities or obligations for Leap.

(iii)         Leap has made available to M-CO a complete and correct list of all Leap Stock Options outstanding as of the date of this Agreement, and Leap will make available to M-CO at the Closing a complete and correct list of all Leap Options outstanding immediately prior to the Effective Time, which includes, with respect to each such Leap Stock Option, the (A) exercise price, (B) number of shares of Leap Common Stock underlying such award and (C) the Leap Stock Plan under which the options were issued.

(iv)         Pursuant to the Equity Investment (which will occur prior to the Effective Time), Leap will issue shares of Leap Common Stock called for by the calculations set forth in Section 7.03(d).

(v)         All convertible promissory notes of Leap entitling the holders thereof, upon conversion in accordance with the respective terms thereof, to receive shares of Leap capital stock (the “Leap Notes”) shall be converted into shares of Leap Common Stock or Leap Preferred Stock prior to the Closing, and, in the event that any Leap Notes are converted into shares of Leap Preferred Stock prior to the Closing, all of such shares of Leap Preferred Stock will also be converted into shares of Leap Common Stock prior to the Closing.  As of the date of this Agreement, Leap Notes in the aggregate principal amount of $19,000,000 were issued and outstanding.  As of the date of this Agreement, there are no promissory notes outstanding other than the Leap Notes.  No additional Leap Notes will be issued after completion of the Recap.

(b)           As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of Leap having the right to vote on any matters on which shareholders may vote (“Leap Voting Debt”) are issued or outstanding.

(c)           As of the date of this Agreement, all of the issued and outstanding Equity Interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”)) of Leap are owned by Leap, directly or indirectly, free and clear of any Liens, other than Liens for Taxes that are not yet due and immaterial Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such Equity Interests (other than restrictions under applicable securities Laws), and all of such Equity Interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except for the Equity Interests of the Leap Subsidiaries, Leap does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other Equity Interest in any Person. As used in this Agreement, (i) “Subsidiary,” when used with respect to any Person, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, (A) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (B) a majority of the Equity Interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries and (ii) the terms “Leap Subsidiary” and “M-CO Subsidiary” will mean any direct or indirect Subsidiary of Leap or M-CO, respectively.

(d)           The actions contemplated by clause (y) of Section 6.13(c) are sufficient to effect the conversions on the terms contemplated by the Recap.

(e)           The shareholders of Leap signing Voting Agreements represent 100% of the outstanding shares of Leap’s capital stock.

SECTION 3.03. Authority; No Violation.

(a)           Leap has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved and adopted by the Leap Board. The Leap Board has declared the advisability of, and recommended that its shareholders adopt, the New Leap Charter, and the New Leap Charter has been adopted by the affirmative consent of holders of the requisite number of outstanding shares of Leap Common Stock and Leap Preferred Stock. No corporate proceedings on the part of Leap or any other vote by the holders of any class or series of Leap Capital Stock are necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the New Leap Charter as required by the DGCL). This Agreement has been duly and validly executed and delivered by Leap and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Leap, enforceable against Leap in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b)           Neither the execution and delivery of this Agreement by Leap and Merger Sub nor the consummation by Leap and Merger Sub of the Merger or the other Transactions, nor compliance by Leap and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Leap Charter, the New Leap Charter, the Leap By-laws, the New Leap By-laws or the articles of association of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 3.04 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Leap, any of the Leap Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Leap or any of the Leap Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, Leap License, lease, agreement or other instrument or obligation to which Leap or any of the Leap Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

(c)           Merger Sub has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved by the board of directors of Merger Sub. The board of directors of Merger Sub has determined that this Agreement, the Merger and the other Transactions are in the best interests of Merger Sub and its sole shareholder and that considering the financial position of Merger Sub and M-CO, no reasonable concern exists that the Surviving Company will be unable to fulfill both the obligations of Merger Sub to its creditors, adopted this Agreement, recommended that its sole shareholder vote in favor of the approval of this Agreement and directed that this Agreement be submitted to its sole shareholder for approval in connection with the consummation of the Merger and the other Transactions. Except for the approval of this Agreement by Leap as the sole shareholder of Merger Sub, no other corporate proceeding on the part of Merger Sub or any other vote by the sole shareholder of Merger Sub is necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents as required by the Companies Law). This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

SECTION 3.04. Consents and Approvals. Except for (a) the filing with the SEC of a registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus (the “Form S-4”), and declaration of effectiveness of the Form S-4, and the filing with the SEC of such other reports required in connection with the Merger under, and such other compliance with, the Securities Exchange Act of 1934 (the “Exchange Act”), and the Securities Act of 1933 (the “Securities Act”) and the rules and regulations thereunder, (b) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law and the New Leap Charter with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) compliance with notices and filings under all applicable domestic or foreign antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, “Antitrust Laws”), (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Leap Common Stock constituting the Merger Consideration, and (e) any filings required under the rules and regulations of The NASDAQ Stock Market, Inc. (“NASDAQ”) (including, inter alia, to permit the shares of Leap Common Stock that are to be issued as the Merger Consideration to be listed thereon), no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any federal, state, local or foreign government, court of competent jurisdiction, administrative agency, commission or other governmental authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Leap and Merger Sub of this Agreement and (ii) the consummation by Leap and Merger Sub of the Transactions.

SECTION 3.05. Reports. Leap and each of the Leap Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2016, with (a) the SEC, (b) any state or other federal regulatory authority (other than any taxing authority, which is covered by Section 3.10) and (c) any foreign regulatory authority (other than any taxing authority, which is covered by Section 3.10) (collectively, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments, would not, individually or in the aggregate, reasonably be expected to be material to Leap or any of the Leap Subsidiaries.

SECTION 3.06. Financial Statements.

(a)           Section 3.06(a) of the Leap Disclosure Letter includes true and complete copies of Leap’s audited consolidated balance sheet as of December 31, 2015 and December 31, 2014, and the related consolidated audited statements of operations, cash flows and stockholders equity for the twelve (12) months ended December 31, 2015 and December 31, 2014, together with the notes thereto and the reports and opinions of EisnerAmper LLP relating thereto, and the unaudited balance sheet of Leap as of June 30, 2016, and the related unaudited statements of operations, cash flow and stockholders’ equity for the three-month period then ended (collectively, with any quarterly statements prepared prior to Closing, the “Leap Financial Statements”). The Leap Financial Statements (i) complied, or will comply as to form in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto (ii) were prepared and will be prepared, as the case may be, in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (iii) fairly present, in all material respects, the financial condition, the cash flows and operating results of Leap and its Subsidiaries as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material). The balance sheet of Leap as of December 31, 2015 is hereinafter referred to as the “Leap Balance Sheet.”

(b)           Leap and its Subsidiaries, collectively, maintain adequate disclosure controls and procedures designed to ensure that material information relating to Leap and its Subsidiaries is made known to the Chief Executive Officer or President and the Chief Financial Officer of Leap by others within those entities.

(c)           None of Leap, Leap’s Subsidiaries or, any director, officer, employee, or internal or external auditor of Leap and Leap’s Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that any of Leap or Leap’s Subsidiaries has engaged in questionable accounting or auditing practices.

(d)           During the periods covered by the Leap Financial Statements, there have been no: (i) changes in the internal control over financial reporting of Leap and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, Leap’s and its Subsidiaries internal control over financial reporting; (ii) significant deficiencies and material weaknesses in internal accounting controls utilized by Leap and its Subsidiaries; or (iii) instances of fraud, whether or not material, involving the management of Leap or its Subsidiaries or other employees of Leap or its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by Leap or its Subsidiaries.

(e)           Except (i) for those liabilities that are reflected or reserved against on the most recent audited consolidated balance sheet of Leap or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet and (iii) for liabilities and obligations incurred in connection with this Agreement, Leap and its Subsidiaries do not have any liabilities of any material nature.

(f)            Each of Leap and Leap Subsidiaries has dully paid when due (according to the original payment schedule thereof) all principal and interest payments on account of any of their Indebtedness.

(g)           Neither Leap nor any of Leap’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Leap and any of Leap’s Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Leap or any of the Leap Subsidiaries in the Leap Financial Statements or such Leap Subsidiary’s financial statements.

(h)           Neither Leap nor any of the Leap Subsidiaries is, or has at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

SECTION 3.07. Advisors’ Fees. None of Leap, any Leap Subsidiary or any of their respective officers or directors has employed any broker, finder, investment banker or financial advisor (each, an “Advisor”), or incurred any liability for any broker’s fees, commissions, finder’s fees or other Advisor fees, in connection with the Merger.

SECTION 3.08. Absence of Certain Changes or Events.

(a)           Since January 1, 2016, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Leap or on any of Leap Subsidiaries.

(b)           Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2016, through the date of this Agreement, Leap and the Leap Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

SECTION 3.09. Legal Proceedings.

(a)           Except as set forth in Section 3.09(a) of the Leap Disclosure Letter, none of Leap or any of the Leap Subsidiaries is a party to any, and there are no pending or, to Leap’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Leap or any of the Leap Subsidiaries, or, to Leap’s knowledge, any of the directors, officers or employees of Leap of any of its Subsidiaries in their capacity as such. Since the date of incorporation, neither Leap nor any of its Subsidiaries has settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to Leap or any of its Subsidiaries.

(b)           There is no Injunction, judgment or regulatory restriction imposed upon Leap, any of the Leap Subsidiaries or the assets of Leap or any of the Leap Subsidiaries.

SECTION 3.10. Taxes and Tax Returns.

(a)           Leap and the Leap Subsidiaries have timely filed with the proper Tax Authority, taking into account any extensions, all Tax Returns required to be filed by them, and all such Tax Returns are accurate and complete in all material respects. All material Taxes required to be paid by Leap and the Leap Subsidiaries (whether or not shown on any Tax Return) on or before the Closing Date, have been timely paid other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings.

(b)           There are no Liens for Taxes on any assets of Leap or the Leap Subsidiaries.

(c)           No deficiency for any Tax has been asserted or assessed by a taxing authority against Leap or any of the Leap Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(d)           Leap and the Leap Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid.

(e)           Each of Leap and Leap Subsidiaries has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, stockholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all withholding Tax Returns, for all periods.

(f)           Neither Leap nor any of the Leap Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Leap and the Leap Subsidiaries).

(g)           Neither Leap nor any of the Leap Subsidiaries has (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(h)           Neither Leap nor any of the Leap Subsidiaries is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of Leap or any of the Leap Subsidiaries pursuant to Section 481 of the Code.

(i)            No audits are presently pending with regard to any Taxes or Tax Returns of Leap or any of the Leap Subsidiaries. No notification has been received by Leap or any of the Leap Subsidiaries that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to Leap or any of the Leap Subsidiaries or any Tax Return filed by or with respect to Leap or any of the Leap Subsidiaries.

(j)            All Tax deficiencies that have been claimed, proposed, assessed or asserted against Leap or any of the Leap Subsidiaries have been fully paid or finally settled, and no issue has been raised in any examination by any Tax Authority that could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(k)           There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Leap or any of the Leap Subsidiaries.

(l)            Neither Leap nor any of the Leap Subsidiaries is a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

(m)          Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), Leap has made available to M-CO true, correct and complete copies of the United States federal income Tax Returns and any material state, local or non-U.S. Tax Returns for Leap or any of the Leap Subsidiaries for any jurisdiction for each of the taxable period commencing on January 1, 2014 and ending on December 31, 2014.

(n)           Neither Leap nor any of the Leap Subsidiaries has received notice of any claim made by a Tax Authority in a jurisdiction where Leap or the Leap Subsidiary does not file Tax Returns, that Leap or the Leap Subsidiary is or may be subject to taxation by that jurisdiction.

(o)           Neither Leap nor any of the Leap Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is Leap), or has any liability for Taxes of any Person (other than Leap or the Leap Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(p)           Neither Leap nor any of the Leap Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code within the past two years.

(q)           Neither Leap nor any of the Leap Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation 1.6011-4.

(r)            Leap does not intend to continue, or to cause M-CO to continue, M-CO’s historic business following the Merger. Leap does not intend to use, or to cause M-CO to use, a significant portion of M-CO’s historic business assets in a business following the Merger.

(s)           Neither Leap nor any of the Leap Subsidiaries has any current or accumulated earnings and profits.

(t)            Each of Leap’s shareholders is a “United States person” as defined in Section 7701(a)(30) of the Code.

SECTION 3.11. Employee Benefit Plans.

(a)           For purposes of this Agreement, “Leap Benefit Plan” shall mean each benefit or compensation plan, program, fund or Contract, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund or Contract of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement, that is sponsored, maintained or contributed to by Leap or any Leap Subsidiary (or required to be maintained or contributed to by Leap or any Leap Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, Leap or any of the Leap Subsidiaries or with respect to which Leap or any of the Leap Subsidiaries may, directly or indirectly, have any liability. As of the date of this Agreement, Section 3.11 of the Leap Disclosure Letter contains a true and complete list of each Leap Benefit Plan.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Leap, each Leap Benefit Plan is in compliance with all applicable Laws, including the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code, and the terms of such Leap Benefit Plan. The Internal Revenue Service has determined that each Leap Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified and Leap is not aware of any event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not, individually or in the aggregate, reasonably be expected to result in material liability to Leap. No condition exists that is reasonably likely to subject Leap or any Leap ERISA Affiliate to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Leap Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to result in material liability to Leap. There are no pending or, to Leap’s knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Leap Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to Leap.

(c)           Except for such matters that would not, individually or in the aggregate, reasonably be expected to result in material liability to Leap, there is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to Leap’s knowledge, threatened against or affecting Leap or any Leap Subsidiary or (ii) lockout, strike, slowdown, work stoppage or, to Leap’s knowledge, threat thereof by or with respect to any employees of Leap or any Leap Subsidiary.

(d)           Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of Leap or any Leap Subsidiary, (ii) increase any benefits otherwise payable under any Leap Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits or (iv) constitute a “change in control” or similar event for the purposes of any Leap Benefit Plan.

(e)           No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Leap or any Leap Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(f)           Leap has made available to M-CO a complete and correct list of all Leap Stock Options outstanding as of the date of this Agreement, and Leap will make available to M-CO at the Closing a complete and correct list of all Leap Stock Options outstanding immediately prior to the Effective Time, and each such list includes or will include, as applicable, with respect to each Leap Stock Option listed therein, the (A) grant date, (B) vesting schedule and (C) expiration date (if applicable) thereof.

SECTION 3.12. Internal Control. Leap has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Leap’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Leap’s receipts and expenditures are being made only in accordance with authorizations of Leap’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Leap’s assets that could have a material effect on Leap’s financial statements. Leap (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by Leap in the reports that it will file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Leap’s management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Leap’s auditors and the board of directors of Leap (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Leap’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Leap’s internal control over financial reporting. Since January 1, 2016, none of Leap, Leap’s auditors, the Leap Board or the audit committee of the Leap Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

SECTION 3.13. Compliance with Laws; Licenses.

(a)           The businesses of each of Leap and the Leap Subsidiaries have been conducted in compliance with all federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, Injunctions, arbitration awards, agency requirements, licenses and permits of all Governmental Entities (each, a “Law” and collectively, “Laws”). No investigation or review by any Governmental Entity with respect to Leap or any of the Leap Subsidiaries is pending or, to Leap’s knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. As of the Agreement Date, to the knowledge of Leap and Leap Subsidiaries, no condition or state of facts exits that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Each of Leap and the Leap Subsidiaries has all governmental permits, authorizations, registrations, waivers, licenses, franchises, variances, exemptions and orders issued or granted by a Governmental Entity and all other authorizations, consents, certificates of public convenience and/or necessity and approvals issued or granted by a Governmental Entity (collectively, “Licenses” and the terms “Leap Licenses” and “M-CO Licenses” will mean Licenses of Leap or any of the Leap Subsidiaries or M-CO or any of the M-CO Subsidiaries, respectively) necessary to conduct its business as presently conducted.

(b)           Leap and each of the Leap Subsidiaries are in compliance with (i) their respective obligations under each of the Leap Licenses and (ii) the rules and regulations of the Governmental Entity issuing such Leap Licenses. There is not pending or, to Leap’s knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against Leap or any of the Leap Subsidiaries relating to any of the Leap Licenses. To the knowledge of Leap and Leap Subsidiaries, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any Leap License, and to the knowledge of Leap and Leap Subsidiaries, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all Leap Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to Leap’s knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any Leap License.

SECTION 3.14. Material Contracts.

(a)           Section 3.14(a) of the Leap Disclosure Letter sets forth a complete list of each currently effective Contract to which Leap or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement (each, a “Leap Contract”):

(i)           relating to leases of real property or personal property;

(ii)          for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Leap or any of Leap’s Subsidiaries of, or pursuant to which in the last year Leap or any of its Subsidiaries paid, in the aggregate, $50,000 or more;

(iii)         for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Company or any of its Subsidiaries of, or pursuant to which in the last year Leap or any of its Subsidiaries received, in the aggregate, $50,000 or more;

(iv)        (a) any pledge, security agreement, deed of trust of other Contracts that impose a Lien on any of Leap’s or any of its Subsidiaries’ assets; (b) loan or credit agreement, indenture, debenture, note or other Contracts that create, incur or guarantee any Indebtedness, or (C) Contracts under which Leap or any of its Subsidiaries assumes, or otherwise becomes liable for, the obligations of any other Person;

(v)           that relates to any partnership, joint venture, strategic alliance, CRO (clinical research organization), hospital or other similar Contract;

(vi)         relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

(vii)        severance or change-in-control Contracts;

(viii)       which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of Leap or Leap’s Subsidiaries or, following the consummation of the Transactions, the business and operations of Surviving Company, Leap or any Affiliate of Leap, is or would be conducted, (ii) the Persons Leap or any of its existing or future Subsidiaries, may hire (other than Contracts with contract research organizations or other contractors or vendors that provide services to the Company and that contain provisions that prevent the Company from soliciting or hiring any personnel of such contract research organizations or such other contractors or vendors), (iii) the Persons Leap or any of its existing or future Subsidiaries may sell products or deliver services, or (iv) the scope of the business and operations of Leap and its Subsidiaries, taken as a whole;

(ix)          providing for the grant by or to Leap of any license to or under any Intellectual Property Rights, other than (i) Contracts where the grant by or to Leap of any such license pursuant to such Contract is not material to Leap or its business, (ii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis by or to a contractor, service provider or collaborator of Leap in the context of such contractor, service provider or collaborator rendering research and development services to Leap or for the benefit of Leap, and (iii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis for research and the scope of the license to such Intellectual Property Rights does not include the right to practice or use such Intellectual Property Rights to sell or commercialize any product;

(x)          containing any grant by Leap or any of its Subsidiaries to any Person of any express license to market or commercialize any product, including under any Patents (including any covenants not to sue);

(xi)          containing any royalty, dividend or similar arrangement based on the revenues or profits of Leap or any of its Subsidiaries;

(xii)         with any Governmental Entity or a subcontractor to any Governmental Entity in connection with such Leap Contract;

(xiii)        any Contract with (a) an executive officer or director of Leap or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Leap or (c) to the Knowledge of Leap, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Leap or its Subsidiaries) (each, a “Leap Related Party Agreement”);

(xiv)       any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

(xv)         relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of Leap or any of its Subsidiaries or any other Person, or for the grant to any Person of any preferential rights to purchase any such securities, property or assets;

(xvi)       any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Leap or any of its Subsidiaries in excess of $100,000;

(xvii)      establishing powers of attorney or agency agreements; and

(xviii)     other than as set forth elsewhere on Section 3.14(a) of the Leap Disclosure Letter, and excluding customary confidentiality and non-disclose agreements, all other Contracts that are material to the business or operations of Leap and its Subsidiaries and commitments or agreements to enter into any of the foregoing.

(b)           Leap has delivered or made available to M-CO accurate and complete copies of all Leap Contracts, including all amendments thereto. Except as set forth on Section 3.14(b) of Leap Disclosure Letter, there are no Leap Contracts that are not in written form. Neither Leap nor any Subsidiary of Leap has, nor to Leap’s Knowledge, has any other party to a Leap Material Contract (as defined below) materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Leap or its Subsidiaries is a party or by which it is bound of the type described in clauses (i) through (xix) above (any such agreement, contract or commitment, a “Leap Material Contract”). As to Leap and Leap’s Subsidiaries, as of the date of this Agreement, each Leap Material Contract is valid, binding, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity. Except as set forth on Section 3.14(b) of the Leap Disclosure Letter, the consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Leap, any Subsidiary of Leap, or the Surviving Company to any Person under any Leap Material Contract or give any Person the right to terminate or alter the provisions of any Leap Material Contract. No Person (A) is renegotiating any material amount paid or payable to Leap or any of its Subsidiaries under any Leap Material Contract or any other material term or provision of any Leap Material Contract or (B) has provided notice to Leap or any of its Subsidiaries that it intends to terminate any Leap Material Contract or with respect to any breach or default in any material respect of any Leap Material Contract.

SECTION 3.15. Environmental Liability.

(a):

(i)           Each of Leap and the Leap Subsidiaries possesses and is in compliance with all Environmental Permits necessary to conduct its businesses and operations as currently conducted.

(ii)          Each of Leap and the Leap Subsidiaries is in compliance and have complied with all applicable Environmental Laws, and neither Leap nor any Leap Subsidiary has received any (A) communication from any Governmental Entity or other Person that alleges that Leap or any Leap Subsidiary has violated or is liable under any Environmental Law or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

(iii)         There are no Environmental Claims pending or, to Leap’s knowledge, threatened against Leap or any of the Leap Subsidiaries and neither Leap nor any of the Leap Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against Leap or any of the Leap Subsidiaries nor there is any circumstance involving Leap or any of its Subsidiaries that would reasonably be expected to result in Environmental Claim.

(b)           Releases. There have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected result in any Environmental Claim or liability.

(c)           Definitions.

(i)           “Environmental Claims” means any and all administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of noncompliance or violation by any Governmental Entity or other Person alleging responsibility or liability (including responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence, Release of, or exposure to, any Hazardous Materials at any location or (y) any failure to comply with any Environmental Law or Environmental Permit.

(ii)          “Environmental Laws” means all Laws issued, promulgated or entered into by or with any Governmental Entity relating to pollution or protection of the environment (including ambient air, surface water, groundwater, soils or subsurface strata) or, as it relates to the environment, the Release of or exposure to hazardous or toxic materials or protection of worker health from such exposure, including the rules and regulations of the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990; the Israeli Hazardous Substances Law, 1993; the Israeli Hazardous Substances Regulations (Disposal of Radioactive Waste), 2002; Hazardous Substances Regulations (Implementation of Provisions of the Montreal Protocol), (Amendment), 2009’ the Israeli Clean Air Law, 2008; the Israeli Public Health Regulation (Systems for Drinking Water Pools), 1983; The Israeli Abatement of Nuisances Law, 1961; the European Union Directive 2002/96/EC on waste electrical and electronic equipment and the European Union Directive 2002/95/EC on the restriction or use of hazardous substances.

(iii)         “Environmental Permits” means all Licenses required under applicable Environmental Laws.

(iv)         “Hazardous Materials” means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes that in relevant form or concentration are regulated pursuant to any Environmental Law and shall include “hazardous substances” as defined in the Israeli Hazardous Substances Law, 1993 or under any applicable Environmental Law.

(v)          “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

SECTION 3.16. Takeover Laws. To Leap’s knowledge, there are no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulations (each, a “Takeover Statute”) applicable to the Merger or the other Transactions.

SECTION 3.17. Leap Information. The information relating to Leap and the Leap Subsidiaries that is provided by Leap, any of the Leap Subsidiaries or Leap’s Representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the Merger and the other Transactions, will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, and (b) in the case of the Proxy Statement, at the date it is first mailed to M-CO’s shareholders or at the time of the M-CO Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 and the Proxy Statement (except for such portions thereof that relate only to M-CO or any of the M-CO Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. The Listing Application will comply as to form in all material respects with the requirements of NASDAQ, except that no representation is made by Leap with respect to statements made or incorporated by reference therein based on information supplied by M-CO for inclusion or incorporation by reference therein.

SECTION 3.18. Affiliate Transactions. Except as set forth on Section 3.18 of the Leap Disclosure Letter, to Leap’s knowledge, as of the date of this Agreement, there are no transactions, Contracts or understandings between Leap or any of the Leap Subsidiaries, on the one hand and (i) any holder of Equity Interest in Leap or any of Leap Subsidiaries, on the other hand, or (ii) any of Leap’s other Affiliates (other than wholly owned Leap Subsidiaries), on the other hand, in the case of the clause (ii), that would be considered a “transaction” under Item 404 of Regulation S-K under the Securities Act if Leap were to be subject to such regulation.

SECTION 3.19. Intellectual Property.

(a)           Except as set forth on Section 3.19 of the Leap Disclosure Letter, each of Leap and the Leap Subsidiaries owns, or has a valid license to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of their respective businesses as currently conducted (collectively, the “Leap IP Rights”) and such (i) ownership or (ii) right to use the Leap IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by Leap or any of the Leap Subsidiaries are subsisting and, valid and enforceable. To Leap’s Knowledge, none of the patents underlying the Leap IP Rights which are not owned by Leap or any of the Leap Subsidiaries are (i) invalid or (ii) subject third party invalidity claims.

(b)           (i)           To Leap’s knowledge, the conduct of the business as currently conducted and as presently proposed to be conducted by Leap and the Leap Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to Leap’s knowledge, threatened against Leap or any of the Leap Subsidiaries or any indemnitee thereof, (ii) there is no claim, action or proceeding pending against Leap, any of the Leap Subsidiaries or, to Leap’s Knowledge, any indemnitee of Leap, and, to Leap’s knowledge, there is no claim, action or proceeding threatened against Leap, any of the Leap Subsidiaries or any indemnitee of Leap, in each case concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by Leap or any of the Leap Subsidiaries or used or alleged to be used in the business of Leap or any of the Leap Subsidiaries; (iii) none of Leap or any of the Leap Subsidiaries have filed or threatened in writing any claim against any third Person alleging that such Person infringes any Leap IP Right; and (iv) to Leap’s knowledge, no third Person is infringing any Leap IP Right.

(c)           RESERVED.

(d)           Leap and each of the Leap Subsidiaries has taken commercially reasonable precautions, consistent with customary practice in their industry, to protect and maintain the confidentiality of nonpublic information relating to material Leap IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of Leap and the Leap Subsidiaries (“Confidential Leap IP”). None of Leap or any of the Leap Subsidiaries has disclosed any Confidential Leap IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(e)           (i)            Leap and the Leap Subsidiaries have complied with (A) all of their respective stated privacy policies, programs and other similar notices and (B) all data protection, privacy and other applicable Laws that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information; and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology.

(f)            Section 3.19(f) of the Leap Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all options or licenses of any kind relating to Intellectual Property Rights granted to Leap or any of the Leap Subsidiaries (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)).  All obligations for payment of monies currently due and payable by Leap or any of the Leap Subsidiaries in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

(g)           Section 3.19(g) of the Leap Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of registered Intellectual Property owned by Leap or its Subsidiaries, including all patents and applications therefor, registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any). The patent applications listed in Section 3.19(g) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries are pending and have not been abandoned and have been and continue to be timely prosecuted.  All patents, registered trademarks and applications therefor owned by Leap or any of the Leap Subsidiaries as of the date of this Agreement (or, with respect to patents, registered trademarks and applications therefor licensed by Leap or any of the Leap Subsidiaries as of the date of this Agreement, to Leap’s knowledge as of the date of this Agreement) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated in Section 3.19(g) of the Leap Disclosure Letter, all related necessary affidavits of continuing use have been (or, with respect to licenses as of the date of this Agreement, to Leap’s knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses as of the date of this Agreement, to Leap’s knowledge have been) timely paid to continue all such rights in effect.  None of the patents listed in Section 3.19(f) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries has (and no such patents that are licensed to Leap or any of the Leap Subsidiaries has to the Leap’s Knowledge) expired or been declared invalid, in whole or in part, by any Governmental Entity.  None of the trademarks or trademark applications listed in Section 3.19(g) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries are (and no such trademarks or trademark applications that are licensed to Leap or any of the Leap Subsidiaries are to the knowledge of Leap) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Section 3.19(g) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries are (and no such patents or patent applications that are licensed to Leap or any of the Leap Subsidiaries are to the knowledge of Leap) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency.  Each inventor named on the patents and patent applications listed in Section 3.19(g) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein, to Leap or any of the Leap Subsidiaries, or in the case of licensed patents, to the appropriate owners.

(h)           No current or former employee or consultant of Leap or any of the Leap Subsidiaries owns any rights in or to any Intellectual Property Rights owned by, licensed to, or used in the business of Leap or any of the Leap Subsidiaries.  All current and former employees and consultants of Leap or any of the Leap Subsidiaries who contributed to the discovery, creation or development of any Intellectual Property Rights owned by or used in the business of Leap or any of the Leap Subsidiaries (a) did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Intellectual Property Rights arising therefrom became the exclusive property of Leap or any of Leap Subsidiaries, as applicable, or (ii) pursuant to a written agreement, assigned all of his or her Intellectual Property Rights arising therein to the leap or any of Leap Subsidiaries as applicable, and (b) expressly and irrevocably waived for the benefit of Leap and the Leap Subsidiaries all ownership in any such Intellectual Property Rights, as well as the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee or consultant for the use of any such Intellectual Property Rights by Leap and each of the Leap Subsidiaries. All amounts payable by Leap and each of the Leap Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any Leap Intellectual Property Rights have been paid in full.

(i)            To Leap’s Knowledge, the databases and organized or structured collections of data that are in use for capturing data, content or information owned or used by the CROs engaged by Leap for the conduct of its business, and material to the business of, each of Leap and each of the Leap Subsidiaries, are in good operating condition and are useable in the ordinary course of the business.

(j)            All of the agreements and licenses between Leap or any of its Subsidiaries and each of (x) Eli Lilly and Company and (y) Lonza Sales AG are listed in Section 3.19(i) of the Leap Disclosure Letter (and the royalty rates in respect thereof is specified on Section 3.19(i) of the Leap Disclosure Letter).

SECTION 3.20. Compliance with Laws; Regulatory Compliance.

(a)           Each of Leap and its Subsidiaries is in compliance in all material respects, with all Laws. No investigation or review by any Governmental Entity with respect to Leap or any of its Subsidiaries is pending or, to the Knowledge of Leap, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)           Each of Leap and its Subsidiaries and their respective employees and agents hold all permits, certificates, licenses, variances, registrations, exemptions, orders, consents and approvals from the U.S. Food and Drug Administration (the “FDA”) and any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of Leap Products (any such Governmental Entity, a “Leap Regulatory Agency”) necessary for the lawful operation of the businesses of Leap and each of its Subsidiaries as currently conducted (the “Leap Permits”), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and the regulations of the FDA promulgated thereunder, and the Public Health Service Act of 1944, as amended (the “PHSA”). Notwithstanding the foregoing, it is acknowledged that no Leap Product is a marketed product or has received marketing approval and, therefore, that further permits, licenses, variances, registrations, exemptions, orders, consents and/or approvals will be required before any Leap Product may be marketed. Section 3.20(b) of the Leap Disclosure Letter sets forth a list of all Leap Permits as of the date of this Agreement. All such Leap Permits are valid, and in full force and effect. There has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Leap Permit. Each of Leap and each of its Subsidiaries is in compliance in all material respects with the terms of all Leap Permits, and no event has occurred that, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Leap Permit.

(c)           None of Leap or its Subsidiaries nor, to the Knowledge of Leap, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other Leap Regulatory Agency to invoke a similar policy. None of Leap or its Subsidiaries nor, to the Knowledge of Leap, any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under U.S. federal or state criminal or civil health care Laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act, in each case, as amended, and any comparable state Laws), or the regulations promulgated pursuant to such Laws (each, a “Health Care Law”). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of Leap, threatened against Leap or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of Leap or any of its Subsidiaries nor, to the Knowledge of Leap, any director, officer, employee, agent, subcontractor or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is or exclusion mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law, or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law, or exclusion, or disqualification under applicable law. There are no consent decrees (including plea agreements) or similar actions to which Leap or any of its Subsidiaries or, to the Knowledge of Leap, any director, officer, employee, agent or Representative thereof, are bound or which relate to Leap Products.

(d)           Each of Leap and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Leap Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging and distribution of Leap Products. All required pre-clinical studies conducted by or on behalf of Leap or its Subsidiaries (and clinical trials sponsored by Leap or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices, Informed Consent requirements, other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11, and any applicable clinical trial protocol. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to M-CO. Each of Leap and its Subsidiaries has filed all required notices (and made available to M-CO copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials conducted by or on behalf of Leap or any of its Subsidiaries with respect to such Leap Products.

(e)           There are no proceedings pending or, to Leap’s Knowledge, threatened with respect to a violation or alleged violation by Leap or any of its Subsidiaries of any rules and regulations of any applicable governmental authorities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Leap Regulatory Agency). All applications, submissions, information and data utilized by any Leap or any of its Subsidiaries as the basis for, or submitted by or on behalf of Leap or any of its Subsidiaries in connection with any and all requests for a Leap Permit relating to Leap or any of its Subsidiaries, when submitted to the FDA or other Leap Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Leap Regulatory Agency. To the Knowledge of Leap, no data generated by Leap or any of its Subsidiaries with respect to Leap Products is the subject of any action, either pending or threatened, by any Leap Regulatory Agency relating to the truthfulness or scientific adequacy of such data.

(f)            None of Leap or its Subsidiaries nor, to the Knowledge of Leap, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Leap Regulatory Agency or clinical investigator has initiated, or threatened to initiate, any action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by Leap or any of its Subsidiaries or otherwise restrict the pre-clinical research or clinical study of any Leap Product or any drug product being developed by any licensee or assignee of Leap Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Leap Product. None of Leap or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Leap Products, including with respect to their development, manufacturing, labeling, storing, or testing, from any Governmental Entity, Leap Regulatory Agency or other third party. To the Knowledge of Leap, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g)           Leap and its Subsidiaries have made available to M-CO true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other Leap Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Leap Regulatory Agency. Leap and its Subsidiaries have made available to M-CO for review all material correspondence to or from the FDA or other Leap Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other Leap Regulatory Agency, and all other documents concerning communications to or from the FDA or other Leap Regulatory Agency, or prepared by the FDA or other Leap Regulatory Agency or which bear in any way on Leap’s or any of its Subsidiaries’ compliance with regulatory requirements of the FDA or any other Leap Regulatory Agency, or on the likelihood or timing of approval of any Leap Products.

SECTION 3.21. Anti-Corruption Laws.

(a)           Prior to the Closing, Leap and the Leap Subsidiaries shall have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010, Title 5 of the Israeli Penalty Law (Bribery Transactions) and the Israeli Prohibition on Money Laundering Law, 2000, and all other applicable anti-bribery or anti-corruption laws (collectively, the “Anti-Corruption Laws”);

(b)           In connection with Leap’s and the Leap Subsidiaries’ compliance with the Anti-Corruption Laws, there have been no voluntary disclosures under any applicable Anti-Corruption Law;

(c)           No Governmental Entity has notified Leap or any of the Leap Subsidiaries in writing of any actual or alleged violation or breach of the Anti-Corruption Laws;

(d)           Neither Leap nor any of the Leap Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to Leap’s or the Leap Subsidiaries’ compliance with the Anti-Corruption Laws, and to Leap’s knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records;

(e)           Neither Leap nor any of the Leap Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to Leap’s knowledge, investigation, alleging noncompliance with the Anti-Corruption Laws, nor, to Leap’s knowledge, is there any basis for any such charge, indictment or investigation; and

(f)            Neither Leap nor any of the Leap Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Anti-Corruption Laws, nor, to Leap’s knowledge, is there any basis for any such proceeding.

SECTION 3.22. Insurance. Section 3.22 of Leap Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or otherwise applicable, as of the date of this Agreement, to the assets, properties or operations Leap and Leap Subsidiaries, and Leap has heretofore made available to M-CO and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of Leap and Leap Subsidiaries for all periods prior to the Effective Time. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient for compliance by Leap and Leap Subsidiaries with (i) all requirements of applicable Law and (ii) all Contracts to which any of Leap or any of Leap Subsidiaries is a party, and each of Leap and each of Leap Subsidiaries has complied in all material respects with the provisions of such policy under which Leap or such Leap Subsidiary, as applicable is an insured party. Neither Leap nor any of Leap Subsidiaries is in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Neither Leap nor any of Leap Subsidiaries has been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of Leap or such Leap Subsidiary, as applicable, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years.  There are no pending or, to the Knowledge of Leap, threatened material claims under any insurance policy.

SECTION 3.23. Books and Records. The minute books of Leap and Leap Subsidiaries made available to M-CO prior to the date hereof accurately and adequately reflect in all material respects all action previously taken by the shareholders, Board of Directors and committees of the Board of Directors of Leap and Leap Subsidiaries. The copies of the stock book records of the Leap and Leap Subsidiaries made available to M-CO prior to the date hereof are true, correct and complete, and accurately reflect all transactions effected in Leap Capital Stock and in the capital stock of the Leap Subsidiaries through and including the date hereof.

SECTION 3.24. Grant and Subsidies. Other than as set forth in Section 3.24 of Leap Disclosure Letter, neither Leap nor any of the Leap Subsidiaries has as of the date of this Agreement (i) applied for, accepted or become subject to any requirement or obligation relating to any grants, incentives (including tax incentives), benefits, funding, loan, support, exemptions, qualifications and subsidies or similar benefits (hereinafter referred to, collectively, as “Grants”) from any Governmental Entity or from other bi- or multi-national grant programs or (ii) amended or terminated, or waived any material right or remedy related to, any Grant.

SECTION 3.25. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Leap, any of its Subsidiaries, Leap’s Affiliates nor any other Person makes any express or implied representation or warranty on behalf of Leap, its Subsidiaries or Leap’s Affiliates or any other Person, and each of Leap, its Subsidiaries and Leap’s Affiliates hereby disclaims any such representation or warranty whether by Leap, its Subsidiaries or its Affiliates.

ARTICLE IV

Representations and Warranties of M-CO

Except as disclosed in the disclosure letter (the “M-CO Disclosure Letter”) delivered by M-CO to Leap prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the M-CO Disclosure Letter relates), M-CO hereby represents and warrants to Leap and Merger Sub as follows:

SECTION 4.01. Corporate Organization.

(a)           M-CO is a company duly organized and validly existing under the laws of Israel. M-CO has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

(b)          A true and complete copy of the Amended and Restated Articles of Association of M-CO (the “M-CO Charter”), as in effect as of the date of this Agreement, has previously been made available to Leap.

(c)           Each M-CO Subsidiary (i) is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clause(ii) as would not, individually or in the aggregate, be material.

SECTION 4.02. Capitalization.

(a)           Authorized and Issued Shares.

(i)           As of the date of this Agreement, M-CO’s authorized share capital consists of 100,000,000 M-CO Ordinary Shares (the “M-CO Share Capital”). As of the date of this Agreement, (1) 17,932,079 M-CO Ordinary Shares were issued and outstanding, (2) no M-CO Ordinary Shares were held in M-CO’s treasury, (3) 890,146 M-CO Ordinary Shares were reserved and available for issuance pursuant to the M-CO 2008 Option Plan (the “M-CO 2008 Plan”), (4) 1,923,108 M-CO Ordinary Shares were reserved and available for issuance pursuant to the M-CO 2013 Share Incentive Plan (the “M-CO 2013 Plan”), (5) 890,146 options to purchase M-CO Ordinary Shares pursuant to the M-CO 2008 Plan (“M-CO 2008 Options”) were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 890,146 M-CO Ordinary Shares, (6) 682,542 options to purchase M-CO Ordinary Shares pursuant to the M-CO 2013 Plan (“M-CO 2013 Options” and, together with the other equity interests referred to in clause (5)  of this sentence, the “M-CO Options”) were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 682,542 M-CO Ordinary Shares, and (7) 315,330 warrants to purchase shares of M-CO Share Capital were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 315,330 shares of M-CO Ordinary Shares (the “M-CO Warrants”). As of the date of this Agreement, 578,680 M-CO Options were outstanding with an exercise price of $10.00 or above, entitling the holders thereof, upon exercise, to receive an aggregate of 578,680 shares of M-CO Ordinary Shares (the “M-CO Out-of-the-Money Options”). As of the date of this Agreement, no Equity Interests in M-CO were issued, reserved for issuance or outstanding except as set forth in this Section 4.02(a)(i). All of the issued and outstanding shares of M-CO Share Capital are and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of, or pursuant to, M-CO Options will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Law, the M-CO Charter or any Contract to which M-CO is a party or by which it is otherwise bound.

(ii)          As of the date of this Agreement, except for M-CO Options and M-CO Warrants, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of M-CO or any M-CO Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests of M-CO or any M-CO Subsidiary. There are not any outstanding obligations of M-CO or any of the M-CO Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in M-CO or any M-CO Subsidiary. Neither M CO nor any of the M-CO Subsidiaries is party to any agreement with respect to the voting of any share capital or voting securities of, or other equity interests in, M-CO.

(iii)         M-CO has made available to Leap a complete and correct list of all M-CO Options outstanding as of the Agreement Date, and M-CO will make available to Leap at the Closing a complete and correct list of all M-CO Options outstanding immediately prior to the Effective Time, which list includes and will include, respectively, with respect to each such M-CO Option, the (A) exercise price (if applicable) and (B) number of shares of M-CO Ordinary Shares underlying such award, and whether each such M-CO Option or M-CO Ordinary Share was granted and is subject to tax pursuant to Section 3(i) of the ITO or Section 102, specifying the subsection of Section 102 pursuant to which the Option was granted and is subject to tax; whether an election was made to treat such Option or Share under the capital gain route or ordinary income route of Section 102.

(b)           As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of M-CO having the right to vote on any matters on which shareholders may vote (“M-CO Voting Debt”) are issued or outstanding.

(c)           All of the issued and outstanding Equity Interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of M-CO are owned by M-CO, directly or indirectly, free and clear of any Liens, other than Liens for Taxes that are not yet due and immaterial Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such Equity Interests (other than restrictions under applicable securities Laws), and all of such Equity Interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the Equity Interests of the M-CO Subsidiaries, as of the date of this Agreement, M-CO does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other Equity Interest in any Person.

(d)           The shareholders of M-CO that are listed on Schedule I hereto and that are parties to the Voting Agreements with Leap are the record holders and, to the Knowledge of Leap, the beneficial owners of shares of capital stock of M-CO that represent more than fifty percent (50%) of the voting power of all of the issued and outstanding capital stock of M-CO.

SECTION 4.03. Authority; No Violation.

(a)           M-CO has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved by the M-CO Board. The M-CO Board has determined that this Agreement and the Merger and the other Transactions are in the best interests of M-CO and its shareholders and that considering the financial position of M-CO and Merger Sub and subject to the consummation of this Agreement and the other Transactions, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of M-CO to its creditors, has adopted this Agreement and recommended that its shareholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement and has directed that a meeting of M-CO’s shareholders be duly convened for such purpose (the “M-CO Shareholders Meeting”). Except for the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement by the M-CO Board, which has been obtained, and holders of a majority of the outstanding shares of M-CO Ordinary Shares entitled to vote at the M-CO Shareholders Meeting (the “M-CO Shareholder Approval”), no other corporate proceedings on the part of M-CO or any other vote by the holders of any class or series of M-CO Share Capital are necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents and obtaining a Merger Certificate as required by the Companies Law, including as set forth in Section 6.05 below). This Agreement has been duly and validly executed and delivered by M-CO and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of M-CO, enforceable against M-CO in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b)           Neither the execution and delivery of this Agreement by M-CO nor the consummation by M-CO of the Merger or the other Transactions, nor compliance by M-CO with any of the terms or provisions of this Agreement, will (i) violate any provision of the M-CO Charter or (ii) assuming that the consents, approvals and filings referred to in Section 4.04 are duly obtained and/or made, (A) violate any Injunction or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to M-CO, any of the M-CO Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of M-CO or any of the M-CO Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, M-CO License, lease, agreement or other instrument or obligation to which M-CO or any of the M-CO Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

SECTION 4.04. Consents and Approvals. Except for (a) the filing with the SEC of a proxy statement in definitive form relating to the M-CO Shareholders Meeting (the “Proxy Statement”) and the Form S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, and the filing with the SEC of such other reports required in connection with the Merger under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (b) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law, (c) compliance with notices and filings under the any Antitrust Laws of any applicable jurisdiction, (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Leap Common Stock constituting the Merger Consideration and (e) any filings required under the rules and regulations of NASDAQ, no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any Governmental Entity are necessary in connection with (i) the execution and delivery by M-CO of this Agreement, and (ii) the consummation by M-CO of the Transactions (collectively, the “M-CO Shareholder Proposals”).

SECTION 4.05. Reports.

(a)           M-CO and each of the M-CO Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since June 30, 2014, with the Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments could not, individually or in the aggregate, reasonably be expected to be material to M-CO or any of the M-CO Subsidiaries. No publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since June 30, 2014, by M-CO or any of the M-CO Subsidiaries with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “M-CO SEC Reports”), as of the date of such M-CO SEC Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. Since June 30, 2014, as of their respective dates, all M-CO SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations thereunder with respect thereto.

(b)           To the Knowledge of M-CO, based on the NOBO lists made available to M-CO on or about June 17, 2016, M-CO, as of the Agreement Date, has more than 400 round lot holders of its Ordinary Shares and currently expects that, as of the Closing and based on the Exchange Ratio, Leap will have more than 400 round lot holders of Leap Common Stock as of the Closing Date.

SECTION 4.06. Financial Statements.

(a)           Prior to the date hereof, M-CO has filed with the SEC the consolidated balance sheet of M-CO and the M-CO Subsidiaries as of December 31, 2014, and December 31, 2015, and the related consolidated statements of earnings, comprehensive earnings, cash flows and equity for each of the two (2) years in the period ended December 31, 2015, as reported in M-CO’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, including any amendments thereto filed with the SEC prior to the date of this Agreement, filed with the SEC under the Exchange Act, accompanied by the audit report of Somekh Chaikin, a member firm of KPMG International, the independent registered public accounting firm with respect to M-CO for such periods (with any quarterly statements prepared prior to Closing, such balance sheets and statements, the “M-CO Financial Statements”). The consolidated balance sheets of M-CO (including the related notes, where applicable) included in the M-CO Financial Statements fairly present and the consolidated balance sheets of M-CO (including the related notes, where applicable) included in the M-CO SEC Reports to the extent filed after the date of this Agreement will fairly present, in all material respects the consolidated financial position of M-CO and the M-CO Subsidiaries as of the dates thereof, and the consolidated statements of earnings, comprehensive earnings, cash flows and equity included in the M-CO Financial Statements (including the related notes, where applicable) fairly present, and the consolidated statements of earnings, comprehensive earnings, cash flows and equity included in the M-CO SEC Reports filed after the date of this Agreement (including the related notes, where applicable) will fairly present, in all material respects the results of the consolidated operations and changes in shareholders’ equity and cash flows of M-CO and the M-CO Subsidiaries for the respective fiscal periods therein set forth (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect); each of such statements (including the related notes, where applicable) complies in all material respects with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared, or will be prepared (if applicable), as applicable, in all material respects in accordance with IFRS consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b)           M-CO and its Subsidiaries, collectively, maintain adequate disclosure controls and procedures designed to ensure that material information relating to M-CO and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of M-CO by others within those entities.

(c)           None of M-CO, M-CO’s Subsidiaries or any director, officer, employee, or internal or external auditor of M-CO and M-CO’s Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that any of M-CO or M-CO’s Subsidiaries has engaged in questionable accounting or auditing practices.

(d)           During the periods covered by the M-CO Financial Statements, there have been no: (i) changes in the internal control over financial reporting of M-CO and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, M-CO’s and its Subsidiaries internal control over financial reporting; (ii) significant deficiencies and material weaknesses in internal accounting controls utilized by M-CO and its Subsidiaries; or (iii) instances of fraud, whether or not material, involving the management of M-CO or its Subsidiaries or other employees of M-CO or its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by M-CO or its Subsidiaries.

(e)           Except (i) for those liabilities that are reflected or reserved against on the most recent audited consolidated balance sheet of M-CO or the notes thereto included in the M-CO SEC Reports filed prior to the date of this Agreement, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet and (iii) for liabilities and obligations incurred in connection with this Agreement, M-CO and the M-CO Subsidiaries do not have any liabilities of any material nature.

(f)            Each of M-CO and M-CO Subsidiaries has dully paid when due (according to the original payment schedule thereof) all principal and interest payments on account of any of their Indebtedness.

(g)           Neither M-CO nor any of M-CO’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among M-CO and any of M-CO’s Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, M-CO or any of the M-CO Subsidiaries in the M-CO Financial Statements or such M-CO Subsidiary’s financial statements.

SECTION 4.07. Advisors’ Fees. None of M-CO, any M-CO Subsidiary or any of their respective officers or directors has employed any Advisor, or incurred any liability for any broker’s fees, commissions, finder’s fees or other Advisor fees, in connection with the Merger or other Transactions, other than Raymond James & Associates, Inc. (“M-CO’s Financial Advisor”). M-CO retained M-CO’s Financial Advisor pursuant to an engagement letter and has delivered to Leap a true and complete copy of such engagement letter. Section 4.07 of the M-CO Disclosure Letter sets forth, as of the date of this Agreement, M-CO’s good faith estimate of the out-of-pocket fees payable by it or any M-CO Subsidiary to M-CO’s Financial Advisor in connection with this Agreement, the Merger and the other Transactions.

SECTION 4.08. Absence of Certain Changes or Events.

(a)           Since January 1, 2016, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on M-CO or on any M-CO Subsidiary.

(b)           Except in connection with the execution and delivery of this Agreement and the Transactions, and as described in M-CO’s most recent Annual Report on Form 20-F, from January 1, 2016, through the date of this Agreement, M-CO and the M-CO Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

SECTION 4.09. Legal Proceedings.

(a)           None of M-CO or any of the M-CO Subsidiaries is a party to any, and there are no pending or, to M-CO’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against M-CO or any of the M-CO Subsidiaries or, to M-CO’s knowledge, any of the directors, officers or employees of M-CO of any of its Subsidiaries in their capacity as such. Since the date of incorporation, neither M-CO nor any of its Subsidiaries has settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to M-CO or any of its Subsidiaries.

(b)           There is no Injunction, judgment or regulatory restriction imposed upon M-CO, any of the M-CO Subsidiaries or the assets of M-CO or any of the M-CO Subsidiaries.

SECTION 4.10. Taxes and Tax Returns.

(a)           M-CO and the M-CO Subsidiaries have timely filed with the proper Tax Authority, taking into account any extensions, all Tax Returns required to be filed by them, and all such Tax Returns are accurate and complete in all material respects. All material Taxes required to be paid by M-CO and the M-CO Subsidiaries (whether or not shown on any Tax Return) on or before the Closing Date have been timely paid, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings.

(b)           There are no Liens for Taxes on any assets of M-CO or the M-CO Subsidiaries.

(c)           No deficiency for any Tax has been asserted or assessed by a taxing authority against M-CO or any of the M-CO Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(d)           M-CO and the M-CO Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid.

(e)           Each of M-CO and M-CO Subsidiaries has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, stockholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all withholding Tax Returns, for all periods.

(f)            Neither M-CO nor any of M-CO Subsidiaries has been an “Approved Enterprise” or “Benefited Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959. No prior approval of the Investment Center, or any other Governmental Entity, is required in order to consummate the transactions contemplated under this Agreement or to preserve entitlement of M-CO or any of M-CP Subsidiaries to any such incentive, subsidy, or benefit.

(g)           Neither M-CO nor any of the M-CO Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among M-CO and the M-CO Subsidiaries).

(h)           Neither M-CO nor any of the M-CO Subsidiaries has (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(i)            Neither M-CO nor any of the M-CO Subsidiaries is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of M-CO or any of the M-CO Subsidiaries pursuant to Section 481 of the Code.

(j)            No audits are presently pending with regard to any Taxes or Tax Returns of M-CO or any of the M-CO Subsidiaries. No notification has been received by M-CO or any of the M-CO Subsidiaries that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to M-CO or any of the M-CO Subsidiaries or any Tax Return filed by or with respect to M-CO or any of the M-CO Subsidiaries.

(k)           All Tax deficiencies that have been claimed, proposed, assessed or asserted against M-CO or any of the M-CO Subsidiaries have been fully paid or finally settled, and no issue has been raised in any examination by any Tax Authority that could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(l)            There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against M-CO or any of the M-CO Subsidiaries.

(m)           Neither M-CO nor any of the M-CO Subsidiaries is a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

(n)           Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), M-CO has made available to Leap true, correct and complete copies of the United States federal income Tax Returns and any material state, local or non-U.S. Tax Returns for M-CO or any of the M-CO Subsidiaries for any jurisdiction for each of the taxable period commencing on January 1, 2014 and ending on December 31, 2014.

(o)           Neither M-CO nor any of the M-CO Subsidiaries has received notice of any claim made by a Tax Authority in a jurisdiction where M-CO or the M-CO Subsidiary does not file Tax Returns, that M-CO or the M-CO Subsidiary is or may be subject to taxation by that jurisdiction.

(p)           Neither M-CO nor any of the M-CO Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is M-CO), or has any liability for Taxes of any Person (other than M-CO or the M-CO Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(q)           Neither M-CO nor any of the M-CO Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code within the past two years.

(r)            Neither M-CO nor any of the M-CO Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation 1.6011-4.

(s)           Each of M-CO and M-CO Subsidiaries has complied in all material respects with all applicable legal requirements concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records.  Neither M-CO nor any of the M-CO Subsidiaries has made any exempt supplies in the current or preceding VAT year applicable to them, and, to the there are no circumstances by reason of which it would be reasonably expected that there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by them. Each M-CO and M-CO Subsidiaries is duly registered for VAT purposes.

(t)            Neither M-CO nor any of the M-CO Subsidiaries has any current or accumulated earnings and profits.

(u)           RESERVED

(v)           Neither M-CO nor any of the M-CO Subsidiaries has undertaken any transaction which required or will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning Requiring Reporting) (Temporary Provisions), 2006 regarding aggressive tax planning.  Each of M-CO and the M-CO Subsidiaries is in compliance with all transfer pricing requirements in all jurisdictions in which any of them do business; none of the transactions between or among M-CO or any of the M-CO Subsidiaries and other Affiliates (as hereinafter defined) may be subject to adjustment, apportionment, allocation or recharacterization under Section 85A of the Israeli Tax Ordinance and the regulations promulgated thereunder or any legal requirement, all of such transactions have been effected on an arm’s length basis and M-CO has made available to Leap all material intercompany agreements, contracts and arrangements relating to transfer pricing.  Neither M-CO nor any of the M-CO Subsidiaries, nor any shareholders of M-CO (with respect to any M-CO Ordinary Shares held by them) is subject to restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance pursuant to any Tax ruling made in connection with the provisions of Part E2.  Section 4.10(v) of the M-CO Disclosure Letter lists each Tax incentive, subsidy or benefit granted to or enjoyed by M-CO or any of the M-CO Subsidiaries under the laws of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive.  Each of M-CO and the M-CO Subsidiaries has complied, in all material respects with the requirements of Israeli law to be entitled to claim such incentives, subsidies or benefits and no consent or approval of any Governmental Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Company or any Subsidiary to any such incentive, subsidy or benefit.

SECTION 4.11. Employee Benefit Plans; Employees.

(a)           For purposes of this Agreement, “M CO Benefit Plan” shall mean each benefit or compensation plan, program, fund, or Contract, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund, or Contract of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance Contract, escrow account or similar funding arrangement, that is sponsored, maintained or contributed to by M-CO or any M-CO Subsidiary (or required to be maintained or contributed to by M-CO or any M-CO Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, M-CO or any of the M-CO Subsidiaries or with respect to which M-CO or any of the M-CO Subsidiaries may, directly or indirectly, have any liability.  Section 4.11 of the M-CO Disclosure Letter contains a true and complete list of each M-CO Benefit Plan.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to M-CO, each M-CO Benefit Plan is in compliance with all applicable Laws, including ERISA, the Code and the terms of such M-CO Benefit Plan. The Internal Revenue Service has determined that each M-CO Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified and M-CO is aware of no event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not, individually or in the aggregate, reasonably be expected to result in material liability to M-CO. No condition exists that is reasonably likely to subject M-CO or any M-CO ERISA Affiliate to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the M-CO Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to result in material liability to M-CO. There are no pending or to M-CO’s knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the M-CO Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to M-CO.

(c)           Except for such matters that would not, individually or in the aggregate, reasonably be expected to result in material liability to M-CO, there is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to M-CO’s knowledge, threatened against or affecting M-CO or any M-CO Subsidiary, or (ii) lockout, strike, slowdown, work stoppage or, to M-CO’s knowledge, threat thereof by or with respect to any employees of M-CO or any M-CO Subsidiary.

(d)           Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of M-CO or any M-CO Subsidiary, (ii) increase any benefits otherwise payable under any M-CO Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(e)           No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from M-CO or any M-CO Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(f)            M-CO has made available to Leap a complete and correct list of all M-CO Options outstanding as of the date of this Agreement, and M-CO will make available to Leap at the Closing a complete and correct list of all M-CO Options outstanding immediately prior to the Effective Time, and each such list includes or will include, as applicable, with respect to each M-CO Option listed therein, the (A) grant date, (B) vesting schedule and (C) expiration date (if applicable) thereof.

(g)           Solely with respect to employees of M-CO or any of the M-CO Subsidiaries who reside or work in Israel (each, an “Israeli Employee”), and consultants, agents and independent contractors engaged in Israel with respect to the Business as conducted by M-CO or any of the M-CO Subsidiaries (the “Israeli Service Providers”), and except as set forth on Section 4.11(g) of the M-CO Disclosure Letter: (i) neither M-CO nor any of the M-CO Subsidiaries is party to or subject to the provisions of any collective agreement; (ii) neither M-CO nor any of the M-CO Subsidiaries has or is subject to, and no Israeli Employee benefits from, any extension order (tzavei harchava), other than extension orders of general application in the private sector, with respect to which M-CO and the M-CO Subsidiaries are in full compliance; (iii) M-CO’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law (5723-1963) are fully funded or accrued on the M-CO Financial Statements and no Israeli Employees are subject to the provisions of Section 14 of said law with respect to such statutory severance pay; (iv) all amounts that M-CO or any of the M-CO Subsidiaries is legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Service Providers’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employee’ salaries or Israeli Service Providers’ compensation and benefits and to pay to any Governmental Entity as required by the Israeli Tax Ordinance and the Israeli National Insurance Law or otherwise, have, in each case, been duly deducted, transferred, withheld and paid in all material respects, and neither M-CO nor any of the M-CO Subsidiaries has any outstanding obligation to make any such deduction, transfer, withholding or payment, except where any such outstanding obligation, individually or in the aggregate, is not material; (v) to M-CO’s Knowledge, no Israeli Employee’s employment by, or Israeli Service Provider’s engagement with, any of M-CO or any of the M-CO Subsidiaries requires any special license, permit or other approval, including a permit for foreign experts, from any Governmental Entity, and (vi) there are no unwritten policies, practices or customs of M-CO or any of the M-CO Subsidiaries that, by extension, could reasonably be expected to entitle any Israeli and/or Israeli Employees to material benefits in addition to what such Israeli Service Provider and/or Israeli Employees is entitled to by applicable Law or under the terms of such Israeli Employee’s employment agreement and/or Israeli Service Provider’s agreement (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay when it is not required under applicable Law and the like).

(h)           No union or other collective bargaining unit has been certified or recognized by M-CO or any of the M-CO Subsidiaries as representing any of its employees; and neither M-CO nor any of the M-CO Subsidiaries pays any dues to the Israeli General Federation of Labor (or Histadrut) or participates in the expenses of any Worker’s Committee (or Va’ad Ovdim).  Each of M-CO and the M-CO Subsidiaries has complied in all material respects with all laws relating to the employment of labor, including, without limitation, the Israeli Notification to an Employee (Terms of Employment) Law (2002), Notice to Employee (Terms of Employment) Law (2002), Prevention of Sexual Harassment Law (1998), Hours of Work and Rest Law (1951), Annual Leave Law (1951), Salary Protection Law (1958) and Employment by Human Resource Contractors Law (1996), the Advance Notice for Dismissal and Resignation Law (2001), and Increased Enforcement of Labor Legislation Law (2011), and extending to any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and similar taxes, and is not liable for any arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing. Neither M-CO nor the M-CO Subsidiaries engage minors, students, interns or foreign employees in Israel. The employment and engagement of each of the current Israeli Employees of M-CO is terminable by no more than thirty (30) days prior notice. Other than as set forth on Section 4.11(h) of the M-CO Disclosure Letter, there are no Contracts which are in full force and effect between M-CO or any of the M-CO Subsidiaries and any employee relating to the terms and conditions of employment or pursuant to which the Company has any obligation to make payments or provide any compensation, benefits or severance either during the term of such employee’s employment or following the termination of such employment.  There are no Contracts between M-CO or any of the M-CO Subsidiaries and any former employee pursuant to which the Company continues to have any obligation to make payments or provide any compensation, benefits or severance to such former employee or pursuant to which the Company continues to have any material liability or obligation to such former employee.  Neither M-CO nor the M-CO Subsidiaries has made or agreed to make any payment or agreed to provide any benefit to any employee or former employee of M-CO and the M-CO Subsidiaries or to any dependent of such employee or former employee, in connection with the actual or proposed termination or suspension of employment of such employee or former employee. All individuals who are or were performing consulting or other services for the M-CO or any of the M-CO Subsidiaries Company are or were correctly classified under all applicable Laws by M-CO or any of the M-CO Subsidiaries would result as either “independent contractors” (or comparable status) or “employees”, and such individuals are not be entitled to the rights of an employee of M-CO or any of the M-CO Subsidiaries. All individuals who are or were classified as “employees” of M-CO or any of the M-CO Subsidiaries are or were correctly classified under all applicable Laws by the Company or such Subsidiary, as exempt or non-exempt with respect to overtime entitlement such that no material liability would result. MC-O has made available complete and correct copies of all: (i) material agreements with Israeli Service Providers and Israeli Employees and (ii) material manuals and material written policies relating to the employment of Israeli Employees.  No Action, claim or demand between M-CO or any of the M-CO Subsidiaries and any of their respective present or former employees is pending or, to the Knowledge of M-CO, threatened.  Neither MC-O nor any of the MC-O Subsidiaries is or has been a party to any collective bargaining agreement, works council agreement, or similar labor union agreement, trade union or other organization or body involving any of its respective employees. None of the employees of MC-O or any of the MC-O Subsidiaries is represented by any labor organization, and to the Knowledge of MC-O, there are no activities or proceedings of any labor union or any employee or group of employees of MC-O or any of the MC-O Subsidiaries to organize or attempt to organize any such employees. Neither MC-O nor any of the MC-O Subsidiaries is a member of any employer organization or received demand for payment of dues to any such organization.

SECTION 4.12. Internal Control. M-CO has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of M-CO’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that M-CO’s receipts and expenditures are being made only in accordance with authorizations of M-CO’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of M-CO’s assets that could have a material effect on M-CO’s financial statements. M-CO (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by M-CO in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to M-CO’s management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to M-CO auditors and the M-CO Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect M-CO’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in M-CO’s internal control over financial reporting. Since January 1, 2016, none of M-CO, M-CO’s auditors, the M CO Board or the audit committee of the M-CO Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

SECTION 4.13. Compliance with Laws; Licenses.

(a)           The businesses of each of M-CO and the M-CO Subsidiaries have been conducted in compliance with all Laws. No investigation or review by any Governmental Entity with respect to M-CO or any of the M-CO Subsidiaries is pending or, to M-CO’s knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the knowledge of M-CO and the M-CO Subsidiaries, no condition or state of facts exits that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Each of M-CO and the M-CO Subsidiaries has all Licenses necessary to conduct its business as presently conducted.

(b)           Each of M-CO and each of the M-CO Subsidiaries are in compliance with (i) their respective obligations under each of the M-CO Licenses and (ii) the rules and regulations of the Governmental Entity issuing such M-CO Licenses. There is not pending or, to M-CO’s knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against M-CO or any of the M-CO Subsidiaries relating to any of the M-CO Licenses. To the knowledge of M-CO and M-CO Subsidiaries, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any M-CO License, and to the knowledge of M-CO and M-CO Subsidiaries, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all M-CO Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to M-CO’s knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any M-CO License.

SECTION 4.14. Material Contracts.

(a)           Section 4.14(a) of the M-CO Disclosure Letter sets forth a complete list of complete list of each currently effective agreement, arrangement, commitment, lease, License, contract, note, mortgage, indenture or other obligation (each, a “M-CO Contract”):

(i)           relating to leases of real property;

(ii)          for the purchase of materials, supplies, goods, services, equipment or other assets (1) for annual payments by M-CO or any of its Subsidiaries of, or pursuant to which in the last year M-CO or any of its Subsidiaries paid, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts by M-CO or any of its Subsidiaries at the Closing or at any time thereafter;

(iii)         for the sale of materials, supplies, goods, services, equipment or other assets (1) for annual payments to Company or any of its Subsidiaries of, or pursuant to which in the last year M-CO or any of its Subsidiaries received, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts to M-CO or any of its Subsidiaries at the Closing or at any time thereafter;

(iv)         that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(v)          relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), as well as all capitalized lease obligations, all guarantees and arrangements having the economic effect of a guarantee of Indebtedness of any Person, or all obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate and that require the payment in full of such Indebtedness prior to the Closing;

(vi)         severance or change-in-control Contracts;

(vii)        which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of M-CO or its Subsidiaries or, following the consummation of the Transactions, the business and operations of Surviving Company, M-CO or any Affiliate of M-CO, is or would be conducted, (ii) the Persons M-CO or any of its existing or future Subsidiaries, may hire, (iii) the Persons M-CO or any of its existing or future Subsidiaries may sell products or deliver services, or (iv) the scope of the business and operations of M-CO and its Subsidiaries, taken as a whole;

(viii)       in respect of any M-CO Intellectual Property (1) that provides for annual payments of, or pursuant to which in the last year M-CO or any of its Subsidiaries paid or received, in the aggregate, $100,000 or more or (2) pursuant to which M-CO or any of its Subsidiaries will pay or receive any payments in any amounts at the Closing or at any time thereafter;

(ix)         containing any grant by M-CO or any of its Subsidiaries to any Person of any express license, right or covenant not to sue with respect to any Patents;

(x)          containing any royalty, dividend or similar arrangement based on the revenues or profits of M-CO or any of its Subsidiaries;

(xi)          with any Governmental Entity (including the OCS) or a subcontractor to any Governmental Entity in connection with such M-CO Contract;

(xii)         any Contract with (a) an executive officer or director of M-CO or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding share capital of M-CO or (c) to the Knowledge of M-CO, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than M-CO or its Subsidiaries);

(xiii)       any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

(xiv)       relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of M-CO or any of its Subsidiaries or any other Person, or for the grant to any Person of any preferential rights to purchase any of any such securities, property or assets;

(xv)        any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from M-CO or any of its Subsidiaries in excess of $100,000.

(xvi)       providing for any minimum or guaranteed payments by M-CO or any of its Subsidiaries to any Person in excess of $25,000 annually;

(xvii)      establishing powers of attorney or agency agreements; and

(xviii)     other than as set forth elsewhere on Section 4.14(a) of the M-CO Disclosure Letter, and excluding customary confidentiality and non-disclose agreements, all other Contracts that are material to the business or operations of M-CO and its Subsidiaries and commitments or agreements to enter into any of the foregoing.

(b)           M-CO has delivered or made available to M-CO accurate and complete copies of all M-CO Contracts, including all amendments thereto. There are no M-CO Contracts that are not in written form. Except as set forth on Section 4.14(b) of M-CO Disclosure Letter, neither M-CO nor any Subsidiary of M-CO has, nor to M-CO’s Knowledge, has any other party to a M-CO Material Contract (as defined below) materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which M-CO or its Subsidiaries is a party or by which it is bound of the type described in clauses (i) through (xviii) above (any such agreement, contract or commitment, a “M-CO Material Contract”). As to M-CO and its Subsidiaries, as of the date of this Agreement, each M-CO Material Contract is valid, binding, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity. The consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from M-CO, any Subsidiary of M-CO, or the Surviving Company to any Person under any M-CO Material Contract or give any Person the right to terminate or alter the provisions of any M-CO Material Contract. No Person (A) is renegotiating any material amount paid or payable to M-CO or any of its Subsidiaries under any M-CO Material Contract or any other material term or provision of any M-CO Material Contract or (B) has provided notice to M-CO or any of its Subsidiaries that it intends to terminate any M-CO Material Contract.

SECTION 4.15. Environmental Liability.

(a)

(i)           Each of M-CO and the M-CO Subsidiaries possesses and is in compliance with all Environmental Permits necessary to conduct its businesses and operations as currently conducted.

(ii)          Each of M-CO and the M-CO Subsidiaries is in compliance and have complied with all applicable Environmental Laws, and neither M-CO nor any M-CO Subsidiary has received any (A) communication from any Governmental Entity or other Person that alleges that M-CO or any M-CO Subsidiary has violated or is liable under any Environmental Law or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

(iii)         There are no Environmental Claims pending or, to M-CO’s knowledge, threatened against M-CO or any of the M-CO Subsidiaries and neither M-CO nor any of the M-CO Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against M-CO or any of the M-CO Subsidiaries nor there is any circumstance involving M-CO or any of its Subsidiaries that would reasonably be expected to result in Environmental Claim.

(b)           Releases. There have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected to result in any Environmental Claim or liability.

SECTION 4.16. Takeover Laws. To M-CO’s knowledge, there are no Takeover Statutes applicable to the Merger or the other Transactions.

SECTION 4.17. M-CO Information. The information relating to M-CO and the M-CO Subsidiaries that is provided by M-CO, any of the M-CO Subsidiaries or M-CO’s Representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the Merger and the other Transactions, will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, and (b) in the case of the Proxy Statement, at the date it is first mailed to M-CO’s shareholders or at the time of the M-CO Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 and the Proxy Statement (except for such portions thereof that relate only to Leap or any of the Leap Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

SECTION 4.18. Affiliate Transactions. To M-CO’s knowledge, as of the date of this Agreement, there are no transactions, Contracts or understandings between M-CO or any of the M-CO Subsidiaries, on the one hand, and, on the other hand, either (i) any holder of Equity Interest in M-CO or any of M-CO Subsidiaries or (ii) and any of M-CO’s other Affiliates (other than wholly owned M-CO Subsidiaries), that would be required to be disclosed by M-CO under Item 404 of Regulation S-K under the Securities Act.

SECTION 4.19. Intellectual Property. (e) M-CO and the M-CO Subsidiaries, collectively, own, license or otherwise have the right to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of their respective businesses as currently conducted (collectively, the “M-CO IP Rights”) and such (i) ownership or (ii) right to use the M-CO IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions, except where the execution, delivery and performance of this Agreement or the consummation of the Merger may affect the ownership or right to use any of the M-CO IP Rights but does not create or trigger any monetary or financial liability or obligation of M-CO or any other material liability or obligation of M-CO. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by M-CO or any of the M-CO Subsidiaries are subsisting and valid and enforceable.

(b)           (i)           To M-CO’s knowledge, the conduct of the business as currently conducted by M-CO and the M-CO Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to M-CO’s knowledge, threatened against M-CO or any of the M-CO Subsidiaries or any indemnitee thereof; (ii) there is no claim, action or proceeding asserted or, to M-CO’s knowledge, threatened against M-CO or any of the M-CO Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by M-CO or any of the M-CO Subsidiaries or used or alleged to be used in the business of M-CO or any of the M-CO Subsidiaries; (iii) none of M-CO or any of the M-CO Subsidiaries have filed or threatened in writing any claim against any third Person alleging that such Person infringes any M-CO IP Right; and (iv) to M-CO’s knowledge, no third Person is infringing any M-CO IP Right.

(c)           All amounts payable by M-CO and each of the M-CO Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any M-CO IP Rights have been paid in full, and all employees of M-CO and each of the M-CO Subsidiaries have expressly and irrevocably waived the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee for the use of any of M-CO and each of the M-CO Subsidiaries’ Intellectual Property Rights.  All such Persons who have contributed to the creation, invention, modification or improvement of any M-CO IP Rights, in whole or in part, have explicitly waived any and all moral rights with respect to the M-CO IP Rights.

(d)           No funding, facilities or personnel of any Governmental Entity or university, college, research institute or other educational or medical institution have been or are being used, directly or indirectly, to develop or create, in whole or part, any Intellectual Property Rights claimed to be owned by M-CO and each of the M-CO Subsidiaries, and no employee or consultant who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights claimed to be owned by M-CO and each of the M-CO Subsidiaries performed services for any Governmental Entity, university, college, research institute or other educational or medical institution during a period of time during which such person was also performing services for M-CO or any of the M-CO Subsidiaries.

(e)           M-CO and each of the M-CO Subsidiaries has taken commercially reasonable precautions, consistent with customary practice in their industry, to protect and maintain the confidentiality of nonpublic information relating to material M-CO IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of M-CO and the M-CO Subsidiaries (“Confidential M-CO IP”). Since January 1, 2016, none of M-CO or any of the M-CO Subsidiaries has disclosed any Confidential M CO IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(f)            (i)           M-CO and the M-CO Subsidiaries have complied with (A) all of their respective stated privacy policies, programs and other similar notices and (B) all data protection, privacy and other applicable Laws (including Israel’s Protection of Privacy Law 5741-1981 and related regulations) that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information and “information,” as defined by Israeli Laws, including, without limitation, the Israeli Privacy Protection Act 1981 and applicable Israeli judicial precedent defining such term (“Personal Information”), and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology. To the knowledge of M-CO, there is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, M-CO or any M-CO Subsidiary by any private party or any Governmental Entity, foreign or domestic, with respect to Personal Information.  With respect to all Personal Information collected, stored, used, or maintained by or for M-CO or any M-CO Subsidiary, M-CO and the M-CO Subsidiaries have at all times implemented reasonable security measures to ensure that such Personal Information is protected against loss and against unauthorized access, use, modification, and disclosure.

(g)           Except as set forth in Section 4.15(g) of M-CO Disclosure Letter, all mean databases, data compilations, and any collection deemed a database or regulated collection of data under applicable Laws owned, controlled, held or used by M-CO or any M-CO Subsidiary and required to be registered have been properly registered, and the data therein has been used by M-CO and the M-CO Subsidiaries solely as permitted pursuant to such registrations.

(h)           Section 4.19(h) of the M-CO Disclosure Letter (together with Section 4.14(a) of the M-CO Disclosure Letter) sets forth a complete and accurate list as of the date hereof of all options or licenses of any kind relating to Intellectual Property Rights granted to M-CO or any of the M-CO Subsidiaries (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)) currently in effect or with ongoing material liabilities and obligations thereunder or that otherwise requires M-CO or any of the M-CO Subsidiaries to make any payments thereunder at any time after the Closing. All obligations for payment of monies currently due and payable by M-CO or any of the M-CO Subsidiaries in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

(i)            All amounts payable by M-CO and each of the M-CO Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any M-CO Intellectual Property Rights have been paid in full.

SECTION 4.20. Compliance with Laws; Regulatory Compliance.

(a)           Each of M-CO and its Subsidiaries is in compliance in all material respects with all Laws, and neither M-CO nor any of its Subsidiaries has any material liability for failure to comply with any Law. No investigation or review by any Governmental Entity with respect to M-CO or any of its Subsidiaries is pending or, to the Knowledge of M-CO, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)           None of M-CO or its Subsidiaries nor, to the Knowledge of M-CO, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy, or manufacturing of M-CO Products (any such Governmental Entity, a “M-CO Regulatory Agency”) to invoke any similar policy. None of M-CO or its Subsidiaries nor, to the Knowledge of M-CO, any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under any Health Care Law. There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of M-CO, threatened against M-CO or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of M-CO or any of its Subsidiaries nor, to the Knowledge of M-CO, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment or exclusion is mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law. There are no consent decrees (including plea agreements) or similar actions to which M-CO or any of its Subsidiaries or, to the Knowledge of M-CO, any director, officer, employee, agent or Representative thereof, are bound or which relate to M-CO Products.

(c)           Each of M-CO and its Subsidiaries has complied in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other M-CO Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging and distribution of M-CO Products. All required pre-clinical toxicology studies conducted by or on behalf of M-CO or its Subsidiaries and M-CO-sponsored clinical trials (or clinical trials sponsored by M-CO or any other Subsidiary) conducted with respect thereto, were conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. Each clinical trial conducted by or on behalf of M-CO or any of its Subsidiaries with respect to M-CO Products was conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11. Each of M-CO and its Subsidiaries has filed all required notices (and made available to M-CO copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials conducted by or on behalf of M-CO or any of its Subsidiaries with respect to such M-CO Products.

(d)           There are no proceedings pending or, to M-CO’s Knowledge, threatened with respect to a violation or alleged violation by M-CO or any of its Subsidiaries of any rules and regulations of any applicable governmental authorities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Leap Regulatory Agency). All applications, submissions, information and data utilized by any M-CO or any of its Subsidiaries as the basis for, or submitted by or on behalf of M-CO or any of its Subsidiaries in connection with any and all requests for any permits, licenses, variances, registrations, exemptions, orders, consents or approvals relating to any M-CO Product (“M-CO Permits”), relating to M-CO or any of its Subsidiaries, when submitted to the FDA or other M-CO Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws were submitted to the FDA or other M-CO Regulatory Agency.  To the Knowledge of M-CO, no data generated by M-CO or any of its Subsidiaries with respect to M-CO Products is the subject of any action, either pending or threatened, by any M-CO Regulatory Agency relating to the truthfulness or scientific adequacy of such data.

(e)           None of M-CO or any of its Subsidiaries has received written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any M-CO Products. To the Knowledge of M-CO, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(f)            M-CO and its Subsidiaries have made available to Leap true, correct and complete copies of any and all documents received from the FDA or other M-CO Regulatory Agency that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other M-CO Regulatory Agency, other than immaterial items that have been corrected.

SECTION 4.21. Anti-Corruption Laws.

(a)           M-CO and the M-CO Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws;

(b)           In connection with M-CO’s and the M-CO Subsidiaries’ compliance with the Anti-Corruption Laws, there have been no voluntary disclosures under any applicable Anti-Corruption Law;

(c)           No Governmental Entity has notified M-CO or any of the M-CO Subsidiaries in writing of any actual or alleged violation or breach of the Anti-Corruption Laws;

(d)           Neither M-CO nor any of the M-CO Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to M-CO’s or the M-CO Subsidiaries’ compliance with the Anti-Corruption Laws, and to M-CO’s knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records;

(e)           Neither M-CO nor any of the M-CO Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to M-CO’s knowledge, investigation, alleging noncompliance with the Anti-Corruption Laws, nor, to M-CO’s knowledge, is there any basis for any such charge, indictment or investigation; and

(f)            Neither M-CO nor any of the M-CO Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Anti-Corruption Laws, nor, to M-CO’s knowledge, is there any basis for any such proceeding.

SECTION 4.22. Fairness Opinion. Prior to the execution of this Agreement, the M-CO Board has received the oral opinion (to be confirmed in writing) of M-CO’s Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications, restrictions and limitations upon the review undertaken by M-CO’s Financial Advisor in preparing its opinion, the Merger Consideration to be paid by Leap in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of M-CO Ordinary Shares (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded as of the date of this Agreement. Copies of the written opinion of M-CO’s Financial Advisor will be delivered to Leap for informational purposes only reasonably promptly following receipt thereof by M-CO.

SECTION 4.23. Insurance. Section 4.23 of M-CO Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or otherwise applicable to the assets, properties or operations M-CO and M-CO Subsidiaries, and M-CO has heretofore made available to Leap and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of M-CO and M-CO Subsidiaries for all periods prior to the Effective Time. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient, given the current state of M-CO’s business, for compliance by M-CO and M-CO Subsidiaries with (i) all requirements of applicable Law and (ii) all Contracts to which any of M-CO or any of M-CO Subsidiaries is a party, and each of M-CO and the M-CO Subsidiaries has complied in all material respects with the provisions of such policy under which M-CO or such M-CO Subsidiary, as applicable is an insured party. Neither M-CO nor any of M-CO Subsidiaries is in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Neither M-CO nor any of M-CO Subsidiaries has been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of M-CO or such M-CO Subsidiary, as applicable, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of M-CO, threatened material claims under any insurance policy.

SECTION 4.24. Books and Records. The minute books of M-CO and M-CO Subsidiaries made available to Leap prior to the date hereof accurately and adequately reflect in all material respects all action previously taken by the shareholders, Board of Directors and committees of the Board of Directors of M-CO and M-CO Subsidiaries. The copies of the stock book records of the M-CO Subsidiaries made available to Leap prior to the date hereof are true, correct and complete, and accurately reflect all transactions effected in M-CO Capital Stock and in the capital stock of the M-CO Subsidiaries through and including the date hereof.

SECTION 4.25. Grants and Subsidies. Section 4.25 of the M-CO Disclosure Letter sets forth a complete and correct list of all pending and outstanding Grants from the State of Israel or any agency thereof, or from any other Governmental Entity, to M-CO or any of the M-CO Subsidiaries, including Approved Enterprise, Benefitted Enterprise or Preferred Enterprise status conferred by the Investment Center. Neither M-CO nor any of the M-CO Subsidiaries has ever received any Grant from the Office of the Chief Scientist of Israeli Ministry of the Economy and Industry, and any successor entity, including the National Technological Innovation Authority (the “OCS”) except as identified in such Section 4.25 of the M-CO Disclosure Letter.  M-CO has made available to Leap complete and correct copies of all documents requesting or evidencing Grants, or amendments thereto, submitted by M-CO or any of the M-CO Subsidiaries and of all letters of approval, and supplements and amendments thereto, granted to M-CO or any of the M-CO Subsidiaries, as well as all correspondence or written summaries pertaining thereto.  Without limiting the generality of the foregoing, with respect to Grants from the OCS, Section 4.25 of the M-CO Disclosure Letter includes the aggregate amounts of each Grant, the aggregate outstanding obligations thereunder of M-CO and the M-CO Subsidiaries with respect to royalties, and a description setting out the product, technology or know-how developed with each Grant.  Each of M-CO and the M-CO Subsidiaries is in compliance with all material terms, conditions and requirements of its Grants and has duly fulfilled in all material respects all the undertakings relating thereto.

SECTION 4.26. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of M-CO, any of its Subsidiaries, M-CO’s Affiliates nor any other Person makes any express or implied representation or warranty on behalf of M-CO, its Subsidiaries or M-CO’s Affiliates or any other Person, and each of M-CO, its Subsidiaries and M-CO’s Affiliates hereby disclaims any such representation or warranty whether by M-CO, its Subsidiaries or its Affiliates.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.01 of the Leap Disclosure Letter or the M-CO Disclosure Letter, as applicable, or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Leap and M-CO will, and will cause each of their respective Subsidiaries to, (a) conduct its business solely in the ordinary course in all material respects, (b) in the case of Leap, use commercially reasonable efforts to perform the Development Plan, and (c) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. Leap shall update M-CO regarding developments in its business and the ongoing results of its clinical trials.  In furtherance thereof, Leap shall consult with M-CO in good faith regarding any changes to business milestones and/or study designs or clinical trial plans. Notwithstanding the foregoing provisions of this Section 5.01, (i) neither party will take any action prohibited by Section 5.02 or Section 5.03, as applicable, in order to satisfy such party’s obligations under this Section 5.01 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.01 to the extent such failure resulted, directly or indirectly, from such party’s failure to take any action prohibited by Section 5.02 or Section 5.03, as applicable.

SECTION 5.02. Leap Forbearances. During the period from the date of this Agreement to the Effective Time, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.02 of the Leap Disclosure Letter or as consented to in writing by M-CO (such consent not to be unreasonably withheld, conditioned or delayed), Leap will not, and will not permit any of the Leap Subsidiaries to:

(a)           (i)            issue or grant any shares of capital stock or other securities of Leap, except for (1) shares of Leap Common Stock issued or granted prior to the Effective Time, (2) stock options or warrants issued or granted prior to the Effective Time that are exercisable for Leap Common Stock and (3) other securities of Leap (including, without limitation, shares of any other series or class of capital stock of Leap other than Leap Common Stock) issued or granted prior to the Effective Time that, by their own terms, will convert into Leap Common Stock prior to the Effective Time, or (ii) adjust, split, combine or reclassify any Leap Capital Stock, other than any such adjustment, split, combination or reclassification that is effected at any time prior to the Effective Time (including, without limitation, any such adjustment, split, combination or reclassification pursuant to the Pre-Closing Leap Share Conversion and the Recap);

(b)           make, declare or pay any dividend, or make any other distribution (including interest) on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its Equity Interests (including convertible notes), except (i) dividends paid by any of the Leap Subsidiaries to Leap or to any of its Subsidiaries, (ii) conversions and exchanges of securities of Leap that are contemplated or permitted by this Agreement (including, without limitation, the issuance of any securities of Leap prior to the Effective Time in satisfaction or payment of any accrued interest or accrued dividend under any securities of Leap which will convert into Leap Common Stock prior to the Effective Time), (iii) any stock dividend declared and paid prior to the Effective Time, (iv) Forfeitures and Cashless Settlements in connection with the Leap Stock Plans and Leap Stock Options, and (v) pursuant to, and in connection with, the Royalty Agreement and the right to receive royalties in accordance with the terms thereof;

(c)           (i)           amend the Leap Charter or the Leap By-laws, except as contemplated by Section 1.05, Section 6.13 or Section 6.23 and except to the extent necessary to permit any issuance or grant of shares of capital stock or other securities of Leap that are permitted under Section 5.02(a) or to permit the consummation of any of the transactions expressly contemplated or permitted under this Agreement (including, without limitation, the Pre-Closing Leap Share Conversion and the Recap and any of the transactions or actions permitted under Section 5.02(b) hereof), or (ii) otherwise take any action to exempt any Person (other than M-CO or the M-CO Subsidiaries), or any action taken by any such Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents;

(d)           enter into or amend any Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other Transactions;

(e)           implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(f)            incur any Indebtedness for borrowed money other than the Leap Notes and other than for debt to be paid off prior to Closing;

(g)           amend the agreement listed on Section 5.02(g) of the Leap Disclosure Letter;

(h)           amend any of the agreements listed on Section 3.14(a)(xiii) of the Leap Disclosure Letter, or enter into any Leap Related Party Agreement, except for (1) any amendment to any such agreement, or any new Leap Related Party Agreement, for purposes of providing for, implementing or modifying any issuance or grant of shares of capital stock or other securities of Leap that is permitted under Section 5.02(a) hereof or the terms of any such issuance or grant (including, without limitation, the vesting terms applicable to any such issuance or grant), (2) any amendment to any such agreement, or any new Leap Related Party Agreement, for purposes of providing for, or implementing, any of the transactions expressly contemplated or permitted under this Agreement (including, without limitation, the Pre-Closing Leap Share Conversion, the Recap, additional Leap Notes and the execution and delivery of the Royalty Agreement and the distribution of the royalty rights as contemplated thereunder), (3) any amendment to any such agreement, or any new Leap Related Party Agreement, for purposes of providing for, implementing or modifying the compensation payable to any non-employee director of Leap, (4) any amendment to any such agreement, or any new Leap Related Party Agreement, for purposes of providing for indemnification of officers and directors of Leap, provided that Leap offers to enter into indemnification agreements with all officers and directors on substantially the same terms, (5) any amendment to any such agreement, or any new Leap Related Party Agreement, that is required by any third party investor that is participating in a financing consummated by Leap prior to the Effective Time and that, prior to such participation in such financing, is not (together with such investor’s Affiliates) an Affiliate of Leap and (6) any other amendment to any such agreement that does not adversely affect the rights or obligations of Leap under any such agreement;

(i)            enter into, amend, or terminate an agreement, obligation, or series of related transactions that would cause Leap to have an upward or downward deviation of more than twenty percent (20%) from the aggregate expense forecast for the period(s) presented in the Development Plan; or

(j)            agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.02.

SECTION 5.03. M-CO Forbearances. During the period from the date of this Agreement to the Effective Time, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.03 of the M-CO Disclosure Letter or as consented to in writing by Leap (such consent not to be unreasonably withheld, conditioned or delayed), M-CO will not, and will not permit any of the M-CO Subsidiaries to:

(a)           incur any Indebtedness or make any loan or advance or enter into any swap or hedging transaction;

(b)           adjust, split, combine or reclassify any M-CO Share Capital;

(c)           make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its Equity Interests, except Forfeitures and Cashless Settlements in connection with M-CO Options;

(d)           (i)           issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any Equity Interests of M-CO or any M-CO Subsidiary or any M-CO Voting Debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, M-CO or any M-CO Subsidiary, except (A) pursuant to the exercise of M-CO Options outstanding as of the date of this Agreement, (B) for issuances by a wholly owned M-CO Subsidiary of such Subsidiary’s capital stock to M-CO or another wholly owned M-CO Subsidiary, (C) as set forth in Section 5.03(d)(1)(C) of the M-CO Disclosure Letter, but only if and to the extent that that any issuances or grants permitted under this clause (C) consist only of M-CO Options exercisable for the number of M-CO Ordinary Shares, set forth in Section 5.03(d)(1)(C) of the M-CO Disclosure Letter and such issuances or grants of such M-CO Options occur or become effective only if and following M-CO Shareholder Approval having been obtained and (D) amend the terms of outstanding warrants to purchase M-CO Ordinary Shares as contemplated by Section 5.03(d)(1)(D) of the M-CO Disclosure Letter, or (2) solicit, initiate or facilitate any inquiries, proposals or offers to purchase or otherwise acquire any Equity Interests or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option or other similar agreement in connection with the issuance, sale or grant of any Equity Interests, except, in each case, (X) as otherwise permitted under Section 5.05 hereof and (Y) in connection with the issuance, sale or grant of any Equity Interests that are permitted under the foregoing clause (1) of this Section 5.03 (d);

(e)           (i)           except as set forth in Section 5.03(e)(i) of the M-CO Disclosure Letter, increase in any manner the compensation or benefits of any of its directors, officers or employees, or enter into, establish, amend or terminate any M-CO Benefit Plan for or in respect of any shareholder, officer, director, other employee, agent, consultant or Affiliate other than as required pursuant to the terms M-CO Benefit Plans in effect on the date of this Agreement, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any M-CO Benefit Plan or (iii) hire any Person to be employed by M-CO or any of the M-CO Subsidiaries;

(f)            (i)           sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than M-CO or an M-CO Subsidiary, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material Indebtedness or any material claim held by M-CO or any M-CO Subsidiary, other than in the ordinary course of business consistent with past practice;

(g)           enter into any new line of business that is material to M-CO and the M-CO Subsidiaries, taken as a whole;

(h)           settle any claim, action or proceeding if such settlement would require any payment by M-CO or any of the M-CO Subsidiaries of an amount in excess of $200,000 individually or $400,000 in the aggregate, or would obligate M-CO or any of the M-CO Subsidiaries to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of M-CO or any of the M-CO Subsidiaries, or would not provide M-CO and its Subsidiaries with a full release from any and all liability arising in connection with any such claim, action or proceeding;

(i)            directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person, or make any capital expenditures, in each case;

(j)            (i)           amend the M-CO Charter or (ii) amend the similar organizational documents of any material M-CO Subsidiary in any material respect;

(k)           enter into or amend any Contract or take any other action if such Contract, amendment or action would reasonably be expected to (i) prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other Transactions, other than in accordance with the terms of Section 5.05, or (ii) give rise to any obligation or liability that would survive the Effective Time;

(l)            implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, IFRS or GAAP (as applicable) or regulatory guidelines;

(m)          enter into or amend any Contract to the extent the consummation of the Transactions or compliance by M-CO with the provisions of this Agreement would reasonably be expected to violate, conflict with, result in a breach of any provision of or the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the material properties or assets of M-CO or any of the M-CO Subsidiaries under, any provision of such Contract (in the case of entry into a new Contract) or amendment;

(n)           apply for, negotiate or receive a Tax ruling from the ITA on its own behalf or on behalf of any shareholders or directors, officers or employees of M-CO or any M-CO Subsidiaries other than those expressly contemplated by the provisions of Section 2.02(h) of this Agreement;

(o)           apply for or receive a Grant; or

(p)           agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.03.

SECTION 5.04. Control of Other Party’s Business. Nothing contained in this Agreement will give Leap, directly or indirectly, the right to control M-CO or any of the M-CO Subsidiaries or direct the business or operations of M-CO or any of the M-CO Subsidiaries prior to the Effective Time. Nothing contained in this Agreement will give M-CO, directly or indirectly, the right to control Leap or any of the Leap Subsidiaries or direct the business or operations of Leap or any of the Leap Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Leap and M-CO will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place M-CO or Leap in violation of any rule, regulation or policy of any Regulatory Agency or applicable Law.

SECTION 5.05. M-CO No Solicitation.

(a)           M-CO will not, will cause the M-CO Subsidiaries not to, will cause each M-CO Transaction Representative not to, and will use its reasonable best efforts to cause each External M-CO Transaction Representative not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an M-CO Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an M-CO Takeover Proposal (other than upon receipt of a bona fide, unsolicited written M-CO Takeover Proposal from any person that did not result from a breach of this Section 5.05 or a breach of any Shareholder No Solicitation Obligation (as hereinafter defined)), solely to the extent necessary to ascertain facts or clarify terms with respect to an M-CO Takeover Proposal for the M-CO Board to be able to have sufficient information to make the determination described in Section 5.05(d) or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any M-CO Takeover Proposal (an “M-CO Acquisition Agreement”). M-CO will, will cause the M-CO Subsidiaries to, will cause each M-CO Transaction Representative to, and will use its reasonable best efforts to cause each External M-CO Transaction Representative, to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to an M-CO Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an M-CO Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with an M-CO Takeover Proposal and immediately terminate all physical and electronic data-room access previously granted to any such Person, its Subsidiaries or its Representatives.

(b)           As used in this Agreement, an “M-CO Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of M-CO and the M-CO Subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued M-CO Ordinary Shares or other securities of M-CO (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, M-CO Ordinary Shares or other securities having voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding M-CO Ordinary Shares or of the outstanding voting power of M-CO, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of M-CO, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding M-CO Ordinary Shares or the outstanding voting power of M-CO or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving M-CO or any M-CO Subsidiary. For the avoidance of doubt, the Merger and the other Transactions shall not be deemed an M-CO Takeover Proposal. Wherever the term “group” is used in this Agreement, it used as defined in Rule 13d-3 under the Exchange Act.

(c)           M-CO will promptly (but in any event within 48 hours) (i) notify Leap in writing in the event that M-CO or any of its Subsidiaries or M-CO Transaction Representatives receives an M-CO Takeover Proposal (including, without limitation, an M-CO Takeover Proposal received by any M-CO shareholder and forwarded to M-CO or any of its Subsidiaries or M-CO Transaction Representatives) and (ii) provide to Leap (x) an unredacted copy of any such M-CO Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other written materials constituting or containing terms or conditions with respect to such M-CO Takeover Proposal exchanged between M-CO (or any of its Subsidiaries or any M-CO Transaction Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by M-CO (or any of its Subsidiaries, any M-CO Transaction Representatives or any shareholder of M-CO), in each case in connection with such M-CO Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such M-CO Takeover Proposal) and (y) a written summary of all material terms and conditions of any such M-CO Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such M-CO Takeover Proposal). From and after such notification, M-CO will keep Leap informed on a prompt basis of any material developments with respect to any such M-CO Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. M-CO will not, and will cause the M-CO Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits M-CO from providing to Leap any of the information required to be provided to Leap under this Section 5.05 within the time periods contemplated hereby.

(d)           Notwithstanding anything contained in this Section 5.05 to the contrary, if at any time prior to obtaining the M-CO Shareholder Approval, the M-CO shareholders, M-CO or any of its Subsidiaries or M-CO Transaction Representatives receives a bona fide written M-CO Takeover Proposal, which M-CO Takeover Proposal did not result in any material respect from a breach of this Section 5.05 or from a breach of any provision of any Voting Agreement that imposes obligations on the M-CO stockholder party thereto that are similar to the obligations of the Company under Section 5.05(a) of this Agreement (such provision, a “Shareholder No Solicitation Obligation”), and the M-CO Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such M-CO Takeover Proposal constitutes or would reasonably likely lead to a Superior Proposal and the failure to take the actions in (x) or (y) below regarding such M-CO Takeover Proposal would reasonably be expected to be inconsistent with the fiduciary duties of directors of an Israeli company under Israeli Law, then M-CO, its Subsidiaries and the M-CO Transaction Representatives may, following written notice to Leap, (x) enter into an Acceptable Confidentiality Agreement with the Person or group making the M-CO Takeover Proposal and thereafter furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to M-CO and the M-CO Subsidiaries to the Person or group making such M-CO Takeover Proposal; provided that M-CO shall promptly (but in any event within 48 hours) provide to Leap any written information that is provided to any Person or group given such access which was not previously provided to Leap and (y) engage in or otherwise participate in discussions or negotiations with the Person or group making such M-CO Takeover Proposal.

(e)           For purposes of this Agreement, the term “Superior Proposal” means any bona fide written M-CO Takeover Proposal, which M-CO Takeover Proposal did not result in any material respect from a breach of this Section 5.05 or a breach of any Shareholder No Solicitation Obligation, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and M-CO, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of M-CO and the M-CO Ordinary Shares or more than 50% of the consolidated assets of M-CO and the M-CO Subsidiaries (based on the fair market value thereof), including in any such case through the acquisition of one or more M-CO Subsidiaries owning such assets, for consideration consisting of cash and/or securities that the M-CO Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to M-CO’s shareholders than the Transactions, taking into account (i) any changes to the terms of the Transactions irrevocably and timely proposed by Leap in response to such offer and (ii) all legal, regulatory, financial and other aspects of such proposal and of this Agreement deemed relevant by the M-CO Board or any such committee in good faith.

(f)            Neither the M-CO Board nor any committee thereof will (i) withhold, withdraw or modify in a manner adverse to Leap the recommendation to shareholders of M-CO that they give the M-CO Shareholder Approval, (ii) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any M-CO Takeover Proposal, (iii) refrain from recommending against any M-CO Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof (each such action set forth in clauses (i), (ii) and (iii) being referred to herein as an “Adverse Recommendation Change”) or (iv) enter into or propose publicly to execute or enter into (or cause or permit M-CO or any M-CO Subsidiary to execute or enter into or propose publicly to execute or enter into) an M-CO Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.05). Notwithstanding anything to the contrary in this Section 5.05, prior to the time the M-CO Shareholder Approval is obtained, but not after, the M-CO Board or any committee thereof may (I) make an Adverse Recommendation Change or (II) cause M-CO to enter into an M-CO Acquisition Agreement with respect to an M-CO Takeover Proposal, which M-CO Takeover Proposal did not result in any material respect from a breach of this Section 5.05 or from a breach of any Shareholder No Solicitation Obligation and terminate this Agreement pursuant to Section 8.01(h), in either case if the M-CO Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that (A) to do otherwise would be reasonably expected to be inconsistent with the fiduciary duties of directors of an Israeli company under Israeli Law and (B) in the case of clause (i) where the Adverse Recommendation Change is made in response to an M-CO Takeover Proposal or in the case of clause (ii), that with respect to both clauses (i) and (II), such M-CO Takeover Proposal constitutes a Superior Proposal; provided that the M-CO Board (or any committee thereof) shall not, and shall cause M-CO not to, take any action set forth in clause (i) or clause (ii) unless (1) M-CO has provided written notice to Leap (a “Notice of Adverse Recommendation Change”) advising Leap that the M-CO Board (or such committee) intends to take such action and the reasons therefor, (2) in the case of any Notice of Adverse Recommendation Change provided in connection with an M-CO Takeover Proposal, such Notice of Adverse Recommendation Change specifies the material terms and conditions of such Superior Proposal, and including a copy of the most current version of the agreement or proposal and all material related documentation with respect to such Superior Proposal, (3) a period of at least four Business Days has elapsed following Leap’s receipt of such Notice of Adverse Recommendation Change (it being understood that any amendment or modification (other than an immaterial amendment or modification) to any of the terms of an M-CO Takeover Proposal that is the basis for such proposed action shall require a new Notice of Adverse Recommendation Change and an additional two calendar day period), (4) if requested by Leap, M-CO has negotiated, and has caused its Subsidiaries and M-CO Transaction Representatives to negotiate, in good faith with Leap during such four Business Day period (as extended pursuant to clause (3)) with respect to any changes to the terms of this Agreement proposed by Leap during such period and (5) taking into account any changes to the terms of this Agreement irrevocably and timely proposed by Leap, the M-CO Board or any committee thereof has determined in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such action would continue to be reasonably expected to be inconsistent with the fiduciary duties of directors of an Israeli company under Israeli Law and that, in the case of any Notice of Adverse Recommendation Change provided in connection with an M-CO Takeover Proposal, the M-CO Takeover Proposal would continue to constitute a Superior Proposal even if such changes irrevocably offered by Leap were to be accepted by M-CO; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01(h) and M-CO pays Leap the Termination Fee and, when known, the Expense Fee in accordance with Section 6.08 prior to or substantially concurrently with such termination.

(g)           It is understood that any violation of the restrictions set forth in this Section 5.05 by any M-CO Transaction Representative or by an M-CO Subsidiary will be deemed to be a breach of this Section 5.05.

SECTION 5.06. Leap No Solicitation.

(a)           Leap will not, will cause the Leap Subsidiaries not to, will cause each Leap Transaction Representative not to, and will use its reasonable best efforts to cause each External Leap Transaction Representative not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Leap Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Leap Takeover Proposal or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Leap Takeover Proposal (a “Leap Acquisition Agreement”). Leap will, will cause the Leap Subsidiaries to, will cause each Leap Transaction Representative to, and will use its reasonable best efforts to cause each External Leap Transaction Representative, to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Leap Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Leap Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a Leap Takeover Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its Subsidiaries or its Representatives.

(b)           As used in this Agreement, a “Leap Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of Leap and the Leap Subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of 20% or more of the outstanding Leap Common Stock or of the outstanding voting power of Leap (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, Leap Common Stock or other securities representing such voting power), (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding Leap Common Stock or of the outstanding voting power of Leap or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Leap or any Leap Subsidiary which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of Leap or of the surviving entity in a merger involving Leap or the resulting direct or indirect parent of Leap or such surviving entity (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, securities representing such voting power). For the avoidance of doubt, (x) neither the Merger nor any of the other Transactions shall be deemed a Leap Takeover Proposal, (y) the issuance for cash by Leap of shares of Leap Common Stock or any other securities of Leap (including, without limitation, options, rights or warrants to purchase, or convertible notes, shares of capital stock or other securities convertible into or exchangeable for, Leap Common Stock or other shares of capital stock of Leap) for purposes of obtaining financing for the combined company, and (z) any proposal or offer with respect to any of the transactions described under either of the foregoing clauses (x) and (y), shall not be deemed a Leap Takeover Proposal. Wherever the term “group” is used in this Agreement, it is used as defined in Rule 13d-3 under the Exchange Act.

(c)           Leap will promptly (but in any event within 48 hours) (i) notify M-CO in writing in the event that Leap or any of its Subsidiaries or Leap Transaction Representatives receives a Leap Takeover Proposal and (ii) provide to M-CO (x) an unredacted copy of any such Leap Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other material written materials constituting or containing terms or conditions with respect to such Leap Takeover Proposal exchanged between Leap (or any of its Subsidiaries or any Leap Transaction Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by Leap (or any of its Subsidiaries or any Leap Transaction Representatives), in each case in connection with such Leap Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such Leap Takeover Proposal) and (y) a written summary of all material terms and conditions of any such Leap Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such Leap Takeover Proposal). From and after such notification, Leap will keep Leap informed on a prompt basis of any material developments with respect to any such Leap Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. Leap will not, and will cause the Leap Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits Leap from providing to Leap any of the information required to be provided to M-CO under this Section 5.05 within the time periods contemplated hereby.

(d)           Neither the Leap Board nor any committee thereof will (i) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any Leap Takeover Proposal, (ii) refrain from recommending against any Leap Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof or (iv) enter into or propose publicly to execute or enter into (or cause or permit Leap or any Leap Subsidiary to execute or enter into or propose publicly to execute or enter into) an Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.05).

(e)           It is understood that any violation of the restrictions set forth in this Section 5.06 by any Leap Transaction Representative or by a Leap Subsidiary will be deemed to be a breach of this Section 5.06 by Leap.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of the Form S-4 and the Proxy Statement; Shareholder Approvals; Listing Application. (m) Each of Leap and M-CO shall cooperate and use their reasonable best efforts to prepare, and M-Co shall cause to be furnished to the SEC, the Proxy Statement, and each of M-Co and Leap shall cooperate and use their reasonable best efforts to prepare, and Leap and M-CO shall cooperate and work together to cause to be filed with the SEC the Form S-4, in each case as promptly as practicable following the date of this Agreement and in any event such initial furnishing and filing of the S-4 shall be completed no later than thirty (30) days following the date of this Agreement (it being understood that the parties will do their best to target an initial filing date within fifteen (15) Business Days of the date of this Agreement). Leap and M-CO shall each use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Leap and M-CO shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement. Each of Leap and M-CO shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it, its Subsidiaries and its Representatives, on the one hand, and the SEC, on the other hand, with respect thereto. Each of Leap and M-CO shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement, as applicable. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto), in the case of Leap, or mailing the Proxy Statement (or any amendment or supplement thereto), in the case of M-CO, or responding to any comments of the SEC with respect thereto, each of Leap and M-CO (i) shall provide the other party an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other, and (iii) shall not furnish, file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Leap shall advise M-CO, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of Leap Common Stock constituting Merger Consideration for offering or sale in any jurisdiction, and each of Leap and M-CO shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Leap and M-CO shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “Blue Sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of Leap Common Stock constituting Merger Consideration.

(b)           If, prior to the Effective Time, any event occurs with respect to M-CO or any M-CO Subsidiary, or any change occurs with respect to other information supplied by M-CO for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, M-CO shall promptly notify Leap of such event, and M-CO and Leap shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to M-CO’s shareholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c)           If, prior to the Effective Time, any event occurs with respect to Leap or any Leap Subsidiary or Affiliate of Leap, or any change occurs with respect to other information supplied by Leap for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Leap shall promptly notify M-CO of such event, and Leap and M-CO shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to M-CO’s shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)           Promptly following the execution of this Agreement (but in no event later than one (1) day after the date of this Agreement), Leap, as the sole shareholder of Merger Sub, shall execute and deliver written consents approving this Agreement in accordance with the Companies Law and provide copies of such written consents to M-CO.

(e)           M-CO shall (i) as soon as reasonably practicable (but in any event within ten (10) Business Days) following the date on which the Form S-4 is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Proxy Statement or that M-CO may commence mailing the Proxy Statement, duly call and give notice of, and commence mailing of the Proxy Statement to the holders of M-CO Ordinary Shares as of the record date established for, the M-CO Shareholders Meeting and (ii) as soon as reasonably practicable (but in any event within 35 days) following the commencement of the mailing of the Proxy Statement pursuant to clause (i) above, convene and hold the M-CO Shareholders Meeting; provided that M-CO may adjourn or postpone the M-CO Shareholders Meeting to a later date to the extent M-CO believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of M-CO Ordinary Shares within a reasonable amount of time in advance of the M-CO Shareholders Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the M-CO Shareholder Approval, (iii) to ensure that there are sufficient shares of M-CO Ordinary Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the M-CO Shareholders Meeting or (iv) otherwise to comply with applicable Law, including, if applicable, allowing sufficient time for the process contemplated by Section 5.05(f) to be completed. M-CO shall use its reasonable best efforts to solicit the M-CO Shareholder Approval and shall, through the M-CO Board, recommend to its shareholders that they give the M-CO Shareholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the M-CO Board shall have made an Adverse Recommendation Change as permitted by Section 5.05(f).

SECTION 6.02. Access to Information; Confidentiality. Upon reasonable notice and subject to applicable Law, each of M-CO and Leap shall, and shall cause each of their respective Subsidiaries to, afford to the other party and such other party’s Subsidiaries and their Representatives reasonable access during the period prior to the Effective Time to all their respective properties, books, Contracts, personnel and records and, during such period, each of M-CO and Leap shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party all information concerning its business, finances, properties and personnel as such other party may reasonably request; provided that either party may withhold any document or information (a) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (or entered into after the date of this Agreement in the ordinary course of business) and in accordance with Section 5.05 (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (b) the disclosure of which would violate any Law or fiduciary duty (provided that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (c) that is subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege). If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to the Mutual Confidentiality Agreement, dated February 3, 2016, between M-CO and Leap (the “Confidentiality Agreement”).

SECTION 6.03. Required Actions. (n) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall (and shall cause each of their respective Subsidiaries to) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof.

(b)           Without limiting the generality of Section 6.03(a), each of Leap and M-CO shall (i) take all action necessary to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to this Agreement or any Transaction and (ii) if any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or any Transaction, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c)           Without limiting the generality of Section 6.03(a), each of Leap and M-CO shall, and, to the extent any of Leap’s Affiliates are required to under applicable Laws, Leap shall cause such Affiliates to, (i) provide all necessary notices, reports, registrations, submissions of information, applications and other filings, and obtain as promptly as practicable all consents, licenses, permits, waivers, approvals, clearances and authorizations orders of, or non-actions by (collectively, “Consents”), any Governmental Entity and any other Person that are required to be effected or obtained by Leap, Merger Sub or M-CO, or any of their respective Subsidiaries, in connection with the consummation of the Transactions, and take all necessary actions to obtain any such Consents from any Governmental Entity that are required to be so effected or obtained, (ii) prosecute all such filings and Consents with all appropriate diligence, (iii) furnish all information required to be furnished in connection with the Consents of or filings with any Governmental Entity, and promptly cooperate with and furnish information in connection with any such requirements imposed upon either of them or any of their respective Subsidiaries in connection with this Agreement and the Transactions, (iv) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, (v) facilitate obtaining any final order, writ, judgment or decree approving the Transactions consistent with this Agreement, (vi) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (vii) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment that may be asserted by any Governmental Entity so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof, including proposing, negotiating, committing to and effecting any terms, conditions, obligations, commitments or liabilities or the entry into any other arrangements, as are necessary or reasonably advisable in order to obtain the Consents, avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any Injunction (whether temporary, preliminary or permanent) that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other Transactions (subject, in the case of this clause (vii), to the proviso set forth in Section 6.03(d) below), in the case of each of clauses (i) through (vii), other than with respect to notices, reports, registrations, submissions, applications and other filings, Consents, lawsuits or other legal proceedings relating to or under any applicable Antitrust Law, which are dealt with in Section 6.03(d) below.

(d)           Without limiting the generality of Section 6.03(a) or Section 6.03(c), each of Leap and M CO shall, and, to the extent any of Leap’s Affiliates are required to under applicable Laws, Leap shall cause such Affiliates to, (i) as promptly as practicable make all filings and deliver all notices required under all applicable Antitrust Laws, (iii) thereafter as promptly as practicable make all other submissions with respect to the Transactions required under applicable Antitrust Law and supply any additional information and documentary material that may be requested pursuant to applicable Antitrust Law (and, in response to any request for any additional information and documentary material under any applicable Antitrust Law, take all necessary actions to be in substantial compliance with the requirements thereof as promptly as practicable after the receipt thereof) and (iv) subject to the proviso in the second following sentence and to the last sentence of this Section 6.03(d), take all necessary actions to cause the expiration or termination of the applicable waiting periods under any applicable Antitrust Laws or to obtain any Consents required under any Antitrust Laws as soon as practicable after the date hereof. Both of Leap and M-CO shall use their reasonable best efforts to cause any such filings to be in substantial compliance with the requirements of any applicable Antitrust Law. Each of Leap and M-CO shall (and shall cause each of their respective Subsidiaries to) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment (including by defending through litigation on the merits) under any applicable Antitrust Law that may be asserted by any Governmental Entity or any other Person so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of their assets, properties or businesses, and the entrance into such other arrangements (all of the foregoing being referred to as “Remedy Actions”), as are necessary or reasonably advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any Injunction (whether temporary, preliminary or permanent) that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other Transactions (it being understood that Leap, in full consultation with M-CO, will coordinate and direct activities, if any, with Governmental Entities and third parties relating to such Remedy Actions in each case in accordance with the requirements of, and subject to the limitations set forth in, this Section 6.03(d)); provided that, notwithstanding the foregoing or any other provision of this Agreement to the contrary, nothing contained in this Agreement shall require or obligate Leap, M-CO or any of their Subsidiaries to agree to or otherwise be required to commit to, execute or consummate any such sale, divestiture, disposition or arrangement or other Remedy Action, if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Leap, M-CO and their respective Subsidiaries, taken as a whole. Nothing in this Section 6.03 shall require any party to take or agree to take any such action with respect to its business or operations pursuant to this Section 6.03 unless the effectiveness of such agreement or action is conditioned upon the Closing (and M-CO shall not take or agree to take any action with respect to its business or operations pursuant to this Section 6.03 without the prior written consent of Leap (such consent not to be withheld, conditioned or delayed if doing so would be inconsistent with Leap’s obligations hereunder)).

(e)           Subject to applicable Law and the instructions of any Governmental Entity, Leap and M-CO shall each advise the other promptly, but in any event within two Business Days, of (and shall promptly furnish the other with copies of) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity regarding any of the Transactions, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with any Governmental Entity in connection with the Transactions, and each party shall generally keep the other apprised of the status of matters relating to completion of the Transactions. Subject to applicable Law, neither Leap nor M-CO shall permit any of its respective Subsidiaries or Representatives to participate in any substantive or material meeting or telephone conversation with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting or conversation. Each of Leap and M-CO shall (i) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (ii) subject to applicable Law, furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and their respective Subsidiaries and Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Transactions.

(f)            Leap shall issue the shares of Leap Common Stock to be issued as Merger Consideration and any shares of Leap Common Stock issuable following the Effective Time in respect of the awards described in Section 6.04 and Section 6.11 to be approved for listing on NASDAQ, subject to official notice of issuance prior to the Closing Date.

(g)           M-CO shall consult with Leap and use commercially reasonable efforts to keep Leap apprised of material developments regarding the defense or settlement of any shareholder litigation against M-CO or its directors relating to the Merger and the other Transactions, and no such settlement shall be agreed to by M-CO (other than a settlement effected only in cash (which for the avoidance of doubt shall reduce Net Cash but only to the extent contemplated by such definition) with no implications for Leap post-Closing and that complies with the provisions of Section 5.03(h)) without the prior written consent of Leap (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 6.04. M-CO Share Incentive Plan, M-CO Options and Warrants.

(a)           Prior to the Effective Time, the M-CO Board (or, if appropriate, any committee thereof administering the M-CO Share Incentive Plan) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i)           Each M-CO Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, subject to the same terms and conditions as were applicable to such M-CO Option immediately prior to the Effective Time (including applicable vesting conditions but excluding the number of shares subject to such M-CO Option and the exercise price of such M-CO Option), (A) that number of shares of Leap Common Stock, rounded down to the nearest whole share, equal to the result obtained by multiplying (1) the total number of M-CO Ordinary Shares subject to such M-CO Option immediately prior to the Effective Time by (2) the Exchange Ratio and (B) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient obtained by dividing (1) the exercise price per share of M-CO Ordinary Shares at which such M-CO Option was exercisable immediately prior to the Effective Time by (2) the Exchange Ratio (each M-CO Option so adjusted, a “Converted M-CO Option”). For the avoidance of doubt, all Converted M-CO Options that will vest upon the consummation of the Merger pursuant to their terms as of the date of this Agreement will be converted into vested options to purchase shares of Leap Common Stock as provided in the preceding sentence.  Notwithstanding the forgoing, the exercise price and the number of shares of Leap Common Stock purchasable pursuant to the M-CO Options shall be determined, to the extent required, in a manner consistent with the requirements of Section 409A of the Code, and, in the case of any M-CO Option to which Section 422 of the Code applies, the exercise price and the number of shares of Leap Common Stock purchasable pursuant to such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(ii)          At the Effective Time, Leap shall assume the M-CO Share Incentive Plan and all obligations of M-CO under the M-CO Share Incentive Plan. As soon as practicable after the Effective Time, Leap shall deliver appropriate notices setting forth such holders’ rights pursuant to this Section 6.04, and the agreements evidencing awards held by such holders shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.04 after giving effect to the Merger).

(iii)         Leap shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Leap Common Stock for delivery upon exercise or settlement of the awards described in Section 6.04 and Section 6.11. As soon as reasonably practicable after the Effective Time, to the extent necessary, Leap shall file one or more registration statement on appropriate forms with respect to the shares of Leap Common Stock underlying the awards described in Section 6.04 and Section 6.11 and shall use its reasonable best efforts to maintain the effectiveness of such registration statement(s) or other registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

(iv)    Each M-CO Warrant, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a warrant to purchase, subject to the same terms and conditions as were applicable to such M-CO Warrant immediately prior to the Effective Time (including applicable vesting conditions but excluding the number of shares subject to such M-CO Warrant and the exercise price of such M-CO Warrant), (A) that number of shares of Leap Common Stock, rounded down to the nearest whole share, equal to the result obtained by multiplying (1) the total number of M-CO Ordinary Shares subject to such M-CO Warrant immediately prior to the Effective Time by (2) the Exchange Ratio and (B) at a per-share exercise price equal to the US$ amount that is equivalent to the quotient obtained by dividing (1) the exercise price per share of M-CO Ordinary Shares at which such M-CO Warrant was exercisable immediately prior to the Effective Time by (2) the Exchange Ratio, based on the official representative rate of exchange of the U.S. Dollar and New Israeli Shekel published by the Bank of Israel on the Business Day immediately  preceding the Effective Time and rounded to the nearest whole cent, or at such other per-share exercise price as may be agreed upon in writing by Leap and the holder of such M-CO Warrant (each M-CO Warrant so adjusted, a “Converted M-CO Warrant”). At the Closing, Leap shall assume all of M-CO’s obligations under the instruments governing the M-CO Warrants outstanding immediately prior to the Effective Time, including the rollover provisions contained therein, subject to adjustment in the manner contemplated above in this Section 6.04 (d), and Leap’s assumption of all of such obligations of M-CO under the instruments governing the M-CO Warrants outstanding immediately prior to the Effective Time, as so adjusted, shall be evidenced by M-CO's and Leap's execution of Amendment No. 2 to Warrant, in the form attached hereto as Exhibit L. Following the Closing, Leap shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Leap Common Stock for delivery upon exercise of the outstanding Converted M-CO Warrants.  At or prior to Closing, M-CO shall seek to have such Amendment No. 2 to Warrant executed by all parties other than Leap, which shall add its signature at Closing.

SECTION 6.05. Merger Proposal. As promptly as practicable after the execution and delivery of this Agreement: (a) M-CO and Merger Sub shall cause the merger proposals (in the Hebrew language) in substantially the forms annexed hereto as Exhibit G (such proposals collectively, the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law; (b) M-CO shall call the M-CO Shareholders Meeting and Merger Sub shall call a general meeting of Merger Sub’s shareholders, and (c) each of M-CO and Merger Sub shall deliver the Merger Proposal to the Israeli Registrar of Companies within three days from the calling of such shareholders meetings in accordance with Section 317(a) of the Companies Law. M-CO and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and each of their respective material creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and shall promptly inform their respective non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after M-CO and Merger Sub shall have complied with the immediately preceding sentence and with paragraphs (a) and (b) of this Section 6.05 below, but in any event no more than three business days following the date on which such notice was sent to the creditors, M-CO and Merger Sub shall inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the foregoing, M-CO and, if applicable, Merger Sub, shall:

(a)           publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at the office of the Israeli Registrar of Companies, M-CO’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as M-CO or Merger Sub, as applicable, may determine, in (i) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Registrar, (ii) a popular newspaper in the United States, no later than three business days following the day on which the Merger Proposal was submitted to the Registrar, and (iii) if required, in such other manner as may be required by any applicable law and regulations; and

(b)           within four business days from the date of submitting the Merger Proposal to the Israeli Registrar of Companies, send a notice by registered mail to all of the “Material Creditors” (as such term is defined in the regulations promulgated under the Companies Law) that M-CO or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in paragraph (a) of this Section 6.05; and

For the avoidance of doubt, completion of the statutory merger process and the request for issuance of a merger certificate from the Registrar of Companies shall be subject to coordination by the parties and fulfillment or waiver of all of the conditions for Closing set forth in Sections 7.01, 7.02 and 7.03 below.

SECTION 6.06. M-Co Shareholders Meeting.

(a)           M-CO shall take all action necessary under all applicable Laws to call, give notice of and hold the M-Co Shareholders Meeting for purposes of seeking the M-Co Shareholder Approval. Subject to the notice requirements of the Companies Law and the rules and regulations promulgated thereunder and the M-CO Charter, the M-CO Shareholders Meeting shall be held (on a date selected by M-CO and consented to by Leap (such consent not to be unreasonably withheld, conditioned or delayed)) as promptly as practicable after the date hereof but no earlier than thirty five (35) days from the filing of the Merger Proposal and no later than the date that the M-CO Shareholder Meeting is required to be held in accordance with Section 6.01(e). M-CO shall use its best efforts to solicit from its shareholders proxies for voting on the matters to be voted on at the M-CO Shareholder Meeting as contemplated under this Agreement. M-CO shall call, notice, convene, hold, conduct and solicit all proxies in connection with the M-Co Shareholders Meeting in compliance with all applicable Laws, including the Companies Law and the M-CO Charter.

(b)           Except to the extent that the M-CO Board shall have made an Adverse Recommendation Change as permitted by Section 5.05(f), the M-CO Board shall recommend without reservation that M-CO’s shareholders vote in favor of grating the M-CO Shareholder Approval; and neither the M-CO Board nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Leap, the recommendation of the M-CO Board that M-CO’s shareholders vote in favor of granting the M-CO Shareholder Approval.

(c)           No later than three days after the approval of the Merger by M-CO’s shareholders at the M-Co Shareholders Meeting, M-CO shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies regarding the M-CO Shareholder Approval having been obtained.

SECTION 6.07. Merger Sub Shareholders Meeting. No later than three days after the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Israeli Registrar of Companies of such decision of Merger Sub’s shareholders with respect to the Merger.

SECTION 6.08. Fees and Expenses.

(a)           Except as provided in this Section 6.08, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the party incurring such costs and expenses; provided that Leap and M-CO shall share equally all fees and expenses in relation to the printing and filing of the Form S-4 and the printing, filing and distribution of the Proxy Statement, other than attorneys’ and accountants’ fees and expenses.

(b)           In the event that:

(i)           this Agreement is terminated by either Leap or M-CO pursuant to Section 8.01(c) (a failed M-CO shareholder vote) and M-CO either enters into a definitive agreement with respect to an M-CO Takeover Proposal, or otherwise engages or agrees to engage (or publicly announces its intention to engage) in any transaction that constitutes an M-CO Takeover Proposal, in either case within 12 months of the date this Agreement is terminated;

(ii)           this Agreement is terminated by M-CO pursuant to Section 8.01(h) (accepting a Superior Proposal); or

(iii)         this Agreement is terminated by Leap pursuant to Section 8.01(g) (change in Board recommendation), other than in circumstances where the Adverse Recommendation Change was made as a result of a Material Adverse Effect on Leap;

then M-CO will pay Leap a fee equal to $1,200,000 (the “Termination Fee”), plus, if not previously paid pursuant to the following paragraph, the Expense Fee, by wire transfer of same day funds to an account designated by Leap, in the case of a termination referred to in Section 6.08(b)(i), substantially concurrently with or prior to the earlier of the entering into of the definitive agreement or engaging or agreeing to engage (or publicly announcing M-CO’s intention to engage) in the transaction referred to in Section 6.08(b)(i), in the case of a termination referred to in Section 6.08(b)(ii), substantially concurrently with, or prior to, such termination and, in the case of a termination by Leap referred to in Section 6.08(b)(iii), within two Business Days after such termination.

In the event that this Agreement is terminated by Leap pursuant to Section 8.01(c), absent an Adverse Recommendation Change as a result of a Material Adverse Effect at Leap, then M- CO will pay to Leap the Expense Fee, by wire transfer of same day funds to an account designated by Leap, within two Business Days after such termination, and thereafter M-CO shall be obligated to pay to Leap the Termination Fee in the event such Termination Fee is payable pursuant to this Section 6.08. As used in this Agreement, the “Expense Fee” means an amount equal to the lesser of (x) $750,000 and (y) the aggregate of all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to Leap), incurred by Leap and Merger Sub in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, any filings or submissions under applicable Laws in connection with the Transactions or any other matters related to the Merger and the other Transactions.

In the event that this Agreement is terminated by Leap pursuant to Section 8.01(i), then M CO will pay to Leap the 104H Fee, by wire transfer of same day funds to an account designated by Leap, within two Business Days after such termination. As used in this Agreement, the “104H Fee” means an amount equal to $1,600,000.

(c)           M-CO acknowledges that the agreements contained in this Section 6.08 are an integral part of the Merger and the other Transactions and that, without these agreements, Leap would not enter into this Agreement. Accordingly, if M-CO fails promptly to pay the Termination Fee, Expense Fee or 104H Fee, if and when due pursuant to this Section 6.08 and, in order to obtain such payment, Leap commences a suit that results in a judgment against M-CO for the amounts set forth in this Section 6.08, M-CO will pay to Leap interest, from the date such payment was required to be made, on the amounts set forth in this Section 6.08 at a rate per annum equal to the three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by the party entitled to such amounts) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 250 basis points. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that (i) in the event that the Termination Fee and the Expense Fee becomes payable and is paid by M-CO, the Termination Fee and the Expense Fee shall be Leap’s and Merger Sub’s sole and exclusive remedy under this Agreement and (ii) in no event shall M-CO be required to pay the Termination Fee, 104H Fee or the Expense Fee, as applicable, on more than one occasion.

SECTION 6.09. Certain Tax Matters. For Federal income Tax purposes, each of Leap, M-CO and Merger Sub shall report the Merger and the other Transactions in a manner consistent with the Intended Tax Treatment. The parties’ right to take any action disclosed in Sections 5.01, 5.02 or 5.03 of the Leap Disclosure Letter or the M-CO Disclosure Letter, as applicable, shall be subject to and subordinate to the parties’ respective obligations under this Section 6.09.

SECTION 6.10. No Leap Change in Control. Prior to the Closing Date, Leap shall take all actions necessary, including pursuant to actions through its board of directors, to ensure that no “change in control” or similar event has or will occur for the purposes of any Leap Benefit Plan in connection with either the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event).

SECTION 6.11. Leap Stock Options. The Leap Board (or, if appropriate, any committee thereof administering the Leap Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:  Each Leap Stock Option, whether vested or unvested, that is outstanding immediately prior to the Pre-Closing Leap Share Conversion shall, as of the Pre-Closing Leap Share Conversion, automatically and without any action on the part of the holder thereof, be adjusted such that following the Pre-Closing Leap Share Conversion it represents an option to purchase, subject to the same terms and conditions as were applicable to such Leap Stock Option immediately prior to the Pre-Closing Leap Share Conversion (including applicable vesting conditions but excluding the number of shares subject to such stock option and the exercise price of such Leap Stock Option) (i) that number of shares of Leap Common Stock, rounded down to the nearest whole share, equal to the product determined by multiplying (A) the total number of shares of Leap Common Stock subject to such Leap Stock Option immediately prior to the Pre-Closing Leap Share Conversion by (B) the Leap Share Conversion Ratio and (ii) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (A) the exercise price per share of Leap Common Stock at which such Leap Stock Option was exercisable immediately prior to the Pre-Closing Leap Share Conversion by (B) the Leap Share Conversion Ratio, provided, however, that the exercise price and the number of shares of Leap Common Stock purchasable pursuant to the Leap Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Leap Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Leap Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

SECTION 6.12. Section 16 Matters. Prior to the Effective Time, Leap and M-CO each shall take all such steps as may be required to cause (a) any dispositions of M-CO Ordinary Shares (including, in each case, derivative securities with respect thereto) resulting from the Merger and the other Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to M-CO immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Leap Common Stock (including derivative securities with respect to Leap Common Stock) resulting from the Merger and the other Transactions, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Leap, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.13. Governance Matters.

(a)           Subject to the terms and conditions set forth in this Agreement, Leap shall take all necessary actions to cause the Leap Charter and the Leap By-laws to be amended and restated, together with shareholder approval, as of immediately prior to the Effective Time in accordance with Section 1.05.

(b)           Leap shall take all necessary action to cause, effective at the Effective Time, the Leap Board to be composed of seven (7) directors (staggered in three classes) who shall initially be: (A) Christopher Mirabelli (who will serve as Chairman of the Board), James Cavanaugh, John Littlechild, Thomas Dietz and Joseph Loscalzo and (B) Nissim Mashiach and Dr. William Li (the directors in clause (B), the “M-CO Designees”).  If either Nissim Mashiach or Dr. William Li for any reason shall be unable to serve at the Closing, M-CO may designate a substitute designee who is reasonably acceptable to Leap (an “M-CO Alternate”). The M-CO Designees shall be initially assigned to the classes of directors having a three-year term and two-year term, and, as set forth in the By-laws, for a period of two years after the Closing at least one of the M-CO Designees shall serve on any pricing committee for future financings (which committee charter shall require approval of disinterested directors with respect to any financing involving an Affiliate of Leap that is entered into during the two year period immediately following the Closing).

(c)           Leap shall take all actions necessary to cause, effective no later than immediately prior to the amendment of the Leap Charter pursuant to Section 1.05(a) hereof or Section 6.23 hereof, all outstanding shares of Leap Preferred Stock to be converted or exchanged for shares of Common Stock and all outstanding Leap Notes to be converted into shares of Common Stock, in either instance (x) without the payment of interest or dividend (other than in the form of additional shares of Leap Common Stock) and (y) in accordance with, but subject to clause (x) above, (1) their terms as in effect immediately prior to such conversion or exchange, (2) terms set forth in any amendment to Leap’s certificate of incorporation duly authorized, approved and adopted by Leap’s board of directors and stockholders or (3) in the case of the Leap Preferred Stock, terms approved by Leap’s board of directors and set forth in a written agreement executed and delivered by Leap that specifies that such written agreement constitutes, and shall be treated by all holders as if it were, a modification of the Leap Preferred Stock, provided that such terms apply to all holders of Leap Preferred Stock in the same fashion and, in the case of the Leap Notes, terms approved by Leap’s board of directors and set forth in a written agreement executed and delivered by Leap that specifies that such written agreement constitutes, and shall be treated by all holders as if it were, a modification of the Leap Notes, provided that such terms apply to all holders of Leap Notes in the same fashion (collectively, the “Recap”).

(d)           Leap shall take all action necessary to cause, effective no later than immediately prior to the Effective Time but prior to the consummation of the Equity Investment, the Pre-Closing Leap Share Conversion to become effective.

(e)           Leap shall take all actions necessary to cause to be adopted, effective no later than immediately prior to the Effective Time, the 2016 Plan (a copy of which is attached hereto as Exhibit H) and the Amended and Restated 2012 Equity Incentive Plan, a copy of which is attached hereto as Exhibit I (the “Amended and Restated 2012 Plan”).  The 2016 Plan shall (i) authorize the issuance thereunder of a number of shares of Leap Common Stock no greater than eight percent (8%) of the fully diluted capitalization of Leap immediately after the Effective Time), treating, for this purpose, as included in such number of shares of Leap Common Stock authorized under the 2016 Plan the number of shares of Leap Common Stock that, immediately after the Effective Time, will be subject to M-CO Out-of-the-Money Options assumed by Leap pursuant to this Agreement, which will become part of the shares of Leap Common Stock authorized under the 2016 Plan only in the event that such M-CO Out-of-the Money Options expire unexercised, and (ii) include an “evergreen” provision that will become effective on the first anniversary of the Closing and that will provide for an annual increase in the total number of shares authorized for issuance under the 2016 Plan of up to four percent (4%) of Leap’s total issued and outstanding shares immediately prior to the applicable annual increase, unless the Leap Board elects to reduce the number of additional shares to be so authorized.  The Amended and Restated 2012 Plan shall (i) authorize the issuance thereunder that number of shares of Leap Common Stock that will be subject to outstanding grants or awards under the 2012 Plan immediately prior to the Effective Time (including, without limitation, the grants or awards to be made under the 2012 Plan at or prior to the Closing as contemplated under Section 6.21 hereof) after giving effect to the Pre-Closing Leap Share Conversion, and (ii) provide that all outstanding grants or awards thereunder shall accelerate and become fully vested and exercisable upon the occurrence of a change of control of Leap (all as defined in the Amended and Restated 2012 Plan).  For clarity, this Agreement does not impose any limit or restriction on the number of shares of Leap Common Stock that may be authorized for issuance under the 2012 Plan at any time prior to the Closing.

(f)            Effective upon and following the Effective Time, the current Chief Executive Officer of Leap and the Chairman of the Leap Board shall continue as the Chief Executive Officer of Leap and Chairman of the Leap Board, until the earlier of his resignation or removal or until his successor is duly elected and qualified, as the case may be.

SECTION 6.14. Royalty Arrangements. Prior to the Effective Time, Leap shall declare, in accordance with applicable Law, a special distribution to the holders of record of shares of Leap capital stock immediately prior to the Effective Time in the form of a royalty, the terms of which are set forth in the Royalty Agreement attached hereto as Exhibit J (the “Royalty Agreement”).

SECTION 6.15. Capital Infusions. Leap shall cause its existing shareholders to provide debt (in the form of additional Leap Notes to be converted into Leap Common Stock prior to the Effective Time) or equity funding prior to Closing to cover expenses incurred pending consummation of the Closing, so the condition set forth in Section 7.03(e) shall be satisfied.  In addition, Leap will secure, prior to the Effective Time, the equity investment contemplated by Section 7.03(d) (the “Equity Investment”).  For the avoidance of doubt, the Equity Investment shall be ignored for purposes of determining the satisfaction of the condition set forth in Section 7.03(e).

SECTION 6.16. [RESERVED].

SECTION 6.17. Directors’ and Officers’ Indemnification and Insurance.

(a)           Leap agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of M-CO (the “Indemnified Persons”, each, an “Indemnified Person”) acting in such capacities and any indemnification or other agreements of M-CO as in effect on the date of this Agreement shall be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b)           Prior to the Effective Time M-CO will purchase a directors’ and officers’ liability insurance policy (such policy, a “D&O Insurance”) for seven (7) years after the Effective Time. Such D&O Insurance shall cover acts or omissions occurring prior to the Effective Time covering each such Indemnified Person whom are as of as of immediately prior to the Effective Time covered by the Company’s officers’ and directors’ liability insurance policy, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement.  Notwithstanding the foregoing, at any time Leap or the Surviving Company may, and if so directed by Leap prior to the Effective Time M-CO shall (subject to the proviso set forth in the previous sentence), purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and which by its terms shall provide coverage until the seventh (7th) annual anniversary of the Effective Time, and upon the purchase of such insurance Leap’s and the Surviving Company’s obligations pursuant to the first sentence of this Section 6.17 shall cease.

The rights of each Indemnified Person under this Section 6.17 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

SECTION 6.18. Obligations of Merger Sub. Leap shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

SECTION 6.19. Payment for Third Party Consents. Each of Leap and M-CO shall pay all amounts, which payments are expressly required by the terms of any Contract, payable by Leap or M CO, as applicable, in connection with third-party consents, waivers, amendments, and the like, required for the Transactions (if any).

SECTION 6.20. Interim Financials. Prior to the Effective Time and no later than 45 days after the end of each calendar quarter, each of Leap and M-CO shall deliver to the other party quarterly financials, together with applicable notes and a copy of the relevant Management Discussion & Analysis, in compliance with GAAP or IFRS, as the case may be.

SECTION 6.21. Options for Key Managers. At or prior to the Closing, Leap will grant to the Key Managers under the 2012 Plan options to purchase Leap Common Stock representing in the aggregate approximately 9% of the share capital of Leap anticipated to be outstanding immediately following the Merger, calculated on a fully diluted basis as if all then outstanding securities of Leap that are convertible, exercisable or exchangeable for Leap Common Stock had been so converted, exercised or exchanged for shares of Leap Common Stock in accordance with the terms of such outstanding securities (but without taking into account or treating as issued any of the shares issuable upon exercise of the M-CO Out-of-the Money Options).  The Options shall have an exercise price intended to reflect the valuation per share reflected in the Merger and be in a manner consistent with the requirements of Section 409A of the Code. At the time that the foregoing Leap Stock Options are granted to the Key Managers, Leap may grant such number of additional Leap Stock Options under the 2012 Plan to other key employees as Leap shall determine in its sole discretion, provided that all such options are treated as outstanding for purposes of determining the Adjusted Leap Outstanding Shares.

SECTION 6.22. Updated Capitalization Information. Immediately prior to the Closing, Leap shall deliver to M-CO a written document that sets forth all of the information that Leap would have been required to include in Section 3.02 of the Leap Disclosure Letter in order to make the representations and warranties set forth in Section 3.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.22, all references in Section 3.02 to the date of this Agreement shall be deemed to be references to the date of the Closing).  Immediately prior to the Closing, M-CO shall deliver to Leap a written document that sets forth all of the information that M-CO would have been required to include in Section 4.02 of the M-CO Disclosure Letter in order to make the representations and warranties set forth in Section 4.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.22, all references in Section 4.02 to the date of this Agreement shall be deemed to be references to the date of the Closing).

SECTION 6.23. Possible Adjustments to the Leap Share Conversion Ratio.  If an adjustment to the Leap Share Conversion Ratio and the related Exchange Ratio are necessary to facilitate meeting the minimum per share trading price required for an initial listing on Nasdaq or are necessary in the reasonable discretion of Leap to improve the likelihood of achieving any particular target per share trading price of Leap Common Stock after the Effective Time that is desired by Leap (so long as it complies with Nasdaq’s listing requirements), then the Leap Share Conversion Ratio shall be adjusted to the extent reasonably necessary to secure such a listing and/or to improve the likelihood of achieving any such particular target per share trading price.  In such an event, the terms of the New Leap Charter shall be amended prior to the Closing to reflect the adjusted Leap Share Conversion Ratio, together with approval of the Leap Board and stockholders.

SECTION 6.24. Office of the Chief Scientist.  Promptly following the execution of this Agreement, M-CO, in consultation with Leap, shall: (i) submit an application to the Tmura Fund at the OCS to close File No. 41846 at the OCS, (ii) submit such forms and undertakings as required by the OCS and/or under the OCS Directive 200-04 in connection with such application and (iii) shall cooperate with the OCS as may be reasonably required by the OCS in connection with its review of such application. M-CO does not provide any representation or warranty that such application will indeed be approved and Leap confirms that such approval is not a condition to Closing under this Agreement.

SECTION 6.25. Termination of Certain Agreements.  M-CO agrees to take all commercially reasonable measures (which, for the avoidance of doubt, shall not include the payment of fees or other payments to the respective counterparty) prior to the Closing necessary to terminate the (A) Master Services Agreement between M-CO and Amarex Clinical Research, LLC, dated as of September 12, 2013, (B) the License Agreement between M-CO and Prof. David Danon, dated January 31, 2008, as amended on January 16, 2010, (C) the Agreement between M-CO and Magen David Adom in Israel, dated as of January 23, 2008 and (D) the Consulting Agreement between M-CO and Dr. Jeffrey Weber, dated as of April 4, 2016.

SECTION 6.26.   Registration Rights Agreement

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

(a)           Certificate of Merger. The Certificate of Merger shall have been received from the Israeli Registrar of Companies.

(b)           M-CO Shareholder Approval. The M-CO Shareholder Approval shall have been obtained.

(c)           Listing. The shares of Leap Common Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(d)           Regulatory Approvals. Any Required Foreign Regulatory Approvals shall have been obtained and the required 30-day waiting period set forth in Section 323 of the Companies Law shall have lapsed.

(e)           Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(f)            No Injunctions or Restraints; Illegality. No material Injunction preventing the consummation of the Merger or any of the other Transactions shall be in effect. No material statute, rule, regulation or Injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(g)           Net Cash Calculation; Net Leap AP Calculation. M-CO and Leap shall have agreed in writing upon the Net Cash Calculation and Net Leap AP Calculation, or the Independent Accountant shall have delivered its report with respect to the Net Cash Calculation and/or the Net Leap AP Calculation, in each case pursuant to Section 2.01 hereof.

(h)           2016 Plan.  The 2016 Plan shall have been adopted as contemplated by Section 6.13(e).

SECTION 7.02. Conditions to Obligations of Leap. The obligation of Leap to effect the Merger is also subject to the satisfaction, or waiver by Leap, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties. (i) Each of the representations and warranties of M-CO (other than as set forth in Sections 4.01 (Corporate Organization), 4.02 (Capitalization), 4.03 (Authority; No Violation), 4.07 (Advisors’ Fees), and 4.08(a) (Absence of Certain Changes or Events)) of M-CO set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on M CO, (ii) the representations and warranties of M-CO set forth in Sections 4.01 (Corporate Organization), 4.03 (Authority; No Violation) and 4.07 (Advisors’ Fee) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of M CO set forth in Section 4.02 (Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the representations and warranties of M-CO set forth in Section 4.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement, and Leap shall have received a certificate signed on behalf of M-CO by the Chief Executive Officer or the Chief Financial Officer of M-CO to the foregoing effects.

(b)           Performance of Obligations of M-CO. M-CO shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Leap shall have received a certificate signed on behalf of M-CO by the Chief Executive Officer or the Chief Financial Officer of M-CO to such effect and confirming the satisfaction of the conditions set forth in Sections (c) and (d) of this Section 7.02.

(c)           Absence of Material Adverse Effect on M-CO. Since the date of this Agreement, no event or events or development or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on M-CO.

(d)           Minimum Net Cash. The Net Cash of M-CO, as determined pursuant to Section 2.01 hereof, shall not be less than $20 million.

SECTION 7.03. Conditions to Obligations of M-CO. The obligation of M-CO to effect the Merger is also subject to the satisfaction, or waiver by M-CO, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties. (r) Each of the representations and warranties of Leap (other than as set forth in Sections 3.01 (Corporate Organization), 3.02 (Capitalization), 3.03 (Authority; No Violation), 3.07 (Advisors’ Fees), 3.08(a) (Absence of Certain Changes or Events) and 3.19(b) (Non infringement)) set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Leap, (ii) the representations and warranties of Leap set forth in Sections 3.01 (Corporate Organization), 3.03 (Authority; No Violation), 3.07 (Advisors’ Fees) and 3.19(b) (Non infringement) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Leap set forth in Section 3.02 (Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the representations and warranties of Leap set forth in Section 3.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement, and M-CO shall have received a certificate signed on behalf of Leap by the Chief Executive Officer or the Chief Financial Officer of Leap to the foregoing effects.

(b)           Performance of Obligations of Leap. Leap shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and M CO shall have received a certificate signed on behalf of Leap by the Chief Executive Officer or the Chief Financial Officer of Leap to such effect, and confirming the satisfaction of the conditions set forth in Sections (c), (d), (e), (f), (g), (h), (i) and (j) of this Section 7.03.

(c)           Absence of Material Adverse Effect on Leap. Since the date of this Agreement, no event or events or development or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Leap.

(d)           Equity Investment. Leap shall have consummated on the Closing Date an equity investment of at least $10 million from funds affiliated with HealthCare Ventures or its designees against the issuance of Leap Common Stock, having no preferential or contractual rights senior to the Merger Shares.  The price per share to be paid for the shares of Leap Common Stock to be purchased pursuant to such equity investment shall be based a pre-money valuation of $100 million, calculated as of immediately after the Effective Time as if the Merger had been consummated immediately prior to such equity investment (but excluding any other new equity investment not specifically contemplated by this Agreement (i.e., not taken into account when determining the Adjusted Outstanding Leap Shares) and treating (1) all options, warrants and other securities expected to be outstanding immediately after Effective Time that are expected to be convertible, exercisable or exchangeable for shares of Leap Common Stock (including, without limitation, any of such options, warrants and other securities then held by the former stockholders of M-CO as a result of the Merger) immediately after the Effective Time as if such options, warrants and other securities had been converted, exercised or exchanged for shares of Leap Common Stock immediately prior to such equity financing in accordance with their respective terms as expected to be in effect immediately after the Effective Time, and (2) without duplication of the foregoing clause (1), any and all shares of Leap Common Stock expected to be reserved for issuance under the Amended and Restated 2012 Plan immediately after the Effective Time as if all of such shares of Leap Common Stock were issued and outstanding immediately prior to such equity financing, but without taking into account as part of such pre-money valuation, and in no event treating as issued and outstanding immediately prior to such equity financing, the shares of Leap Common Stock reserved for future issuance under the 2016 Plan. Leap shall have provided M-CO a copy of the investment document reflecting such investment prior to the execution thereof.

(e)           Maximum Net Accounts Payable. The accounts payable of Leap as of immediately prior to Closing (including a good faith estimate of unpaid expenses incurred by Leap in connection with the consummation of the transactions contemplated by this Agreement but not including any unpaid expenses incurred by Leap in connection with (1) the preparation and filing of the Form S-4 and the Proxy Statement, including the financial statements and the pro forma financial statements included therein, (2) responding to SEC comments in connection with the S-4 and the Proxy Statement, including the financial statements and the pro forma financial statements included therein, and any other activities necessary to cause the Form S-4 to become effective under the Securities Act, (3) the printing, mailing or distribution of the Form S-4 or the prospectus in connection therewith, (4) the registration of the Leap Common Stock under the Exchange Act, (5) the listing of the Leap Common Stock with NASDAQ, (6)  any filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Leap Common Stock constituting the Merger Consideration and (7) any equity investment that is not taken into account when determining the Adjusted Outstanding Leap Shares) less the amount of cash, cash equivalents and short-term investments of Leap as of immediately prior to the Closing (excluding the effect of any cash invested as part of the Equity Investment or any other equity investment that is not taken into account when determining the Adjusted Outstanding Leap Shares) (the “Net Leap AP”) shall not be greater than $1.0 million, as determined in accordance with GAAP consistent with past practices; provided, however, that such accounts payable of Leap shall not include (i) any interest accrued on the Leap Notes following the date hereof until the conversion thereof and (ii) any accrued dividends on, or the amount of the liquidation preference of, the Leap Preferred Stock.

(f)            No Indebtedness. The Leap Notes have been converted and, after giving effect to the conversion of the Leap Notes into Leap Common Stock, Leap does not have any Indebtedness for borrowed money as of the Closing Date.

(g)           Recap. The Recap and the Pre-Closing Leap Share Conversion shall have become effective.

(h)           Section 104H Tax Ruling. M-CO shall have received the Section 104H Tax Ruling from the ITA, on terms that are reasonably satisfactory to M-CO.

(i)            Employment Agreements. The Employment Agreements shall remain in full force and effect.

(j)            M-CO Board Members. Each of Dr. William Li and Nissim Mashiach (or their M-CO Alternate, as the case may be) will be appointed to the Leap Board, which shall be a “classified board”, with a tenure of a two and three years, respectively.

(k)           Taxpayer Information Forms. Each of Leap’s shareholders shall have delivered to Leap a properly completed and signed Internal Revenue Service Form W-9 (or applicable successor form).

ARTICLE VIII

Termination and Amendment

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the M-CO Shareholder Approval, by action taken or authorized by the board of directors of the terminating party or parties:

(a)           by mutual consent of Leap and M-CO in a written instrument, if the board of directors of each so determines;

(b)           by either Leap or M-CO if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions, except that no party may terminate this Agreement pursuant to this Section 8.01(b) if such party’s breach of its obligations under this Agreement proximately contributed to the occurrence of such order;

(c)           by either Leap or M-CO if the M-CO Shareholder Approval shall not have been obtained at the M-CO Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken; provided that, in the case of any such termination by M-CO, M-CO pays Leap, when known, the Expense Fee in accordance with Section 6.08; and provided, further, however, that (1) M-CO may not terminate this Agreement pursuant to this Section 8.01(c) if M-CO’s breach of its obligations under this Agreement was the principal factor contributing to the M-CO Shareholder Approval not to have been obtained at the M-CO Shareholders Meeting or any adjournment or postponement thereof, (2) M-CO may not terminate this Agreement pursuant to this Section 8.01(c) either during the thirty (30) day period after the M-CO Shareholder Approval not to have been obtained at the M-CO Shareholders Meeting or any adjournment or postponement thereof or at any time after such thirty (30) day period if, during such thirty (30) day period, Leap shall have commenced litigation against any or all stockholders of M-CO that are parties to the Voting Agreements alleging breach by such stockholder or stockholders of its or their obligations under the Voting Agreement and for an additional period of up to ninety (90) days from the day on which litigation commences so long as during the period following such thirty (30) day period (or, if earlier, the date on which litigation commences) Leap is actively pursuing such litigation (other than solely for the purpose of pursuing money damages) and (3) M-CO may not terminate this Agreement pursuant to this Section 8.01(c) in the event that M-CO has failed to give effect any proxy delivered by Leap pursuant to the rights granted to Leap under any Voting Agreement, except that this clause (3) shall not be applicable if the failure by M-CO to give effect to any such proxy is mandated pursuant to an order issued by a court of competent jurisdiction;

(d)           by either Leap or M-CO if the Merger shall not have been consummated on or before January 31, 2017 (the “End Date”), subject to extension under certain circumstances in accordance with the provisions set forth below in this Section 8.01(d); provided that (i) no party may terminate this Agreement pursuant to this Section 8.01(d) if such party’s breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by the End Date (or any extension of the End Date in accordance with the provisions set forth below in this Section 8.01(d)), (ii) M-CO may not terminate this Agreement pursuant to this Section 8.01(d) at any time after the M-CO Shareholders Meeting or any adjournment or postponement thereof if the M-CO Shareholder Approval shall not have been obtained at the M-CO Shareholders Meeting or any such adjournment or postponement thereof and (iii) M-CO may not terminate this Agreement pursuant to this Section 8.01(d), if M-CO has not received the Section 104H Tax Ruling from the ITA, on terms which are reasonably satisfactory to M-CO (it being understood and agreed that M-CO may be entitled to terminate this Agreement pursuant to Section 8.01(i) under the circumstances contemplated under this clause (iii)), except that the foregoing provisions of this clause (iii) shall not be applicable if (X) any of the conditions set forth in Section 7.01(c), Section 7.01(f), Section 7.03(c) or Section 7.03(i) have not been satisfied at or prior to the time that M-CO is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(d) or if, within two (2) Business Days after M-CO requests in writing that Leap provide the written confirmation described below (which written request by M-CO shall be made immediately prior to, at or following the time that M-CO is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(d)), Leap fails to confirm in writing that it and, to the extent applicable, its shareholders, are in a position to satisfy, and are committed to satisfying, at the Closing the conditions set forth in Section7.01(h), Section 7.03(d), Section 7.03(e), Section 7.03(f), Section 7.03(g), Section 7.03(j) and Section 7.03(k), and (Y) the condition set forth in Section 7.01(b) has been satisfied at or prior to the time that M-CO is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(d); and provided, further, however, that, (1) either Party shall have the right to extend the End Date up to three (3) times for a period of up to an additional thirty (30) days (up to an aggregate of ninety (90) days for all such extensions) in the event that the Form S-4 is still being reviewed or commented on by the SEC, the M-CO Shareholder Meeting has not yet occurred or the mandatory 30 day waiting period under Israeli has not lapsed, (2) Leap shall have the right to extend the End Date for a period of up to an additional sixty (60) days in the event that the Section 104H Tax Ruling has not been obtained and the application is still being reviewed or commented on by the ITA, (3) either Party shall have the right to extend the End Date for a period of up to an additional sixty (60) days if there shall have been a breach of any of the covenants or agreements or any inaccuracy or breach of any of the representations or warranties set forth in this Agreement on the part of the other Party, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.02(a), Section 7.02(b), Section 7.03(a) or Section 7.03(b), as applicable, and if such breach or inaccuracy is capable of being cured, and (4) to the extent applicable, the End Date automatically shall be extended until the fifth (5th) Business Day after the Independent Accountant shall have made its final determination of the Net Cash Calculation and/or the Net Leap AP Calculation (or until the fifth (5th) Business Day after Leap and M-CO shall have mutually agreed to the Net Cash Calculation and/or the Net Leap AP Calculation in accordance with Section 2.01(c)(iv) hereof) in the event of any dispute between the Parties with respect to the Net Cash Calculation and/or the Net Leap AP Calculations;

(e)           by Leap if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of M-CO, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.02(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by M-CO by the End Date (as the End Date may be extended in accordance with Section 8.01(d) hereof) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(d) hereof), M-CO shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from Leap and thereafter be continuing such good faith efforts;

(f)            by M-CO if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Leap, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.03(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by Leap by the End Date (as the End Date may be extended in accordance with Section 8.01(d) hereof) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(d) hereof), Leap shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from M-CO and thereafter be continuing such good faith efforts;

(g)           by Leap, at any time prior to the receipt of the M-CO Shareholder Approval in the event of an Adverse Recommendation Change;

(h)           by M-CO, at any time prior to the receipt of the M-CO Shareholder Approval in connection with entering into an M-CO Acquisition Agreement in accordance with Section 5.05(f); provided that M-CO pays Leap the Termination Fee and the Expense Fee in accordance with Section 6.08; or

(i)            by either Leap or M-CO, on or at any time after the End Date (as the End Date may be extended in accordance with Section 8.01(d) above) if M-CO has not received the Section 104H Tax Ruling from the ITA, on terms which are reasonably satisfactory to M-CO; provided that M-CO pays Leap the 104H Fee in accordance with Section 6.08; and provided, further, however, that (X) M-CO may not terminate this Agreement pursuant to this Section 8.01(i) if M-CO’s breach of its obligations under this Agreement was a principal contributing factor to the failure of M-CO to have received the Section 104H Tax Ruling from the ITA, on terms which are reasonably satisfactory to M-CO, and (Y) Leap may not terminate this Agreement pursuant to this Section 8.01(i) if any of the conditions set forth in Section 7.01(c), Section 7.01(f), Section 7.03(a), Section 7.03(b), Section 7.03(c) or Section 7.03(i) have not been satisfied at or prior to the time that Leap is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(i) or if, at the time that Leap is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(i), Leap fails to confirm in writing that it and its shareholders are in a position to satisfy, and are committed to satisfying, at the Closing the conditions set forth in Section 7.03(d), Section 7.03(e), Section 7.03(f), Section 7.03(g), Section 7.03(j) and Section 7.03(k).

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either Leap or M-CO in accordance with Section 8.01, this Agreement shall forthwith become void and have no effect, and none of Leap, M-CO, any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the Merger and the other Transactions, except that (a) Section 6.08, this Section 8.02, Article IX (other than Section 9.13) and the last sentence of Section 6.02, as well as the Confidentiality Agreement, shall survive any termination of this Agreement and (b) notwithstanding any termination or any contrary provision contained in this Agreement, neither Leap nor M-CO shall be relieved or released from liability resulting from the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 8.03. Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Leap, Merger Sub and M-CO, by action taken or authorized by their respective boards of directors, at any time before or after the M-CO Shareholder Approval; provided that after the M-CO Shareholder Approval has been obtained, any amendment of this Agreement that by applicable Law requires the further approval by the shareholders of M-CO shall be effective only with the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, Leap (on behalf of itself and Merger Sub) and M-CO may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Leap or Merger Sub, in the case of M-CO, or M-CO, in the case of Leap, (b) waive any inaccuracies in the representations and warranties of Leap or Merger Sub, in the case of M-CO, or M-CO, in the case of Leap, contained in this Agreement, and (c) waive compliance by Leap or Merger Sub, in the case of M-CO, or M-CO, in the case of Leap, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

General Provisions

SECTION 9.01. Non-survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. To be effective under this Agreement, all notices, requests, claims, demands and other communications under this Agreement shall be effected in writing through electronic mail followed within one Business Day by either hand delivery via courier (providing proof of delivery) or facsimile transmission (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Leap or Merger Sub, to:

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110
Facsimile: (617) 951-8736
Attn: Julio E. Vega, Esq.
         William S. Perkins, Esq.

(b)           if to M-CO, to:

with a copy (which shall not constitute notice) to:
Meitar, Liquornik, Geva, Leshem, Tal, Law Offices
16 Abba Hillel Road
Ramat-Gan 5250608, Israel
Facsimile: (972-3) 610-3111
Attn: Ronen Bezalel, Adv.
David S. Glatt, Adv.
Simcha Koevary, Adv.

And to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Facsimile: (212) 735-2000
Attn: David J. Friedman, Esq.

All such notices, requests, claims, demands and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 9.03. Definitions. Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of the Agreement set forth next to such terms on Annex A attached hereto. For purposes of this Agreement:

An “Acceptable Confidentiality Agreement” means a confidentiality agreement determined by M-CO in good faith to provide for terms substantially no less restrictive to M-CO’s counterparty thereto than those contained in the Confidentiality Agreement that are applicable to Leap (it being understood that such confidentiality agreement need not include any “standstill” or similar provision).

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

A “Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Boston, Massachusetts or Tel-Aviv, Israel.

“Code” means the Internal Revenue Code of 1986, as amended.

“Development Plan” means Leap’s written development plan and forecasted expenses as provided by Leap to M-CO on or about July 22, 2016.

“EBITDA” means earnings before interest, taxes, depreciation and amortization, in each case as such items are determined in accordance with GAAP, as shown on the applicable publicly filed financial statements.

“Employee Director” means any employee that has the title of “director” in the organizational, managerial or reporting structure of the applicable employer. For the avoidance of doubt, the reference to director in the foregoing sentence refers not to members of a board of directors but rather to director-level employees, which is understood to be the level below vice president.

“Employment Agreements” means, collectively, (i) that certain Employment Agreement, dated of even date with this Agreement, by and between Leap and Christopher K. Mirabelli, as amended and in effect from time to time, (ii) that certain Employment Agreement, dated of even date with this Agreement, by and between Leap and Augustine Lawlor, as amended and in effect from time to time and (iii) that certain Employment Agreement, dated of even date with this Agreement, by and between Leap and Douglas E. Onsi, as amended and in effect from time to time.

“Existing Leap Corporate Agreements” means (i) the Leap Shareholders’ Agreement, (ii) the Series A Convertible Preferred Stock Issuance Agreement, dated as of January 3, 2011, by and between the Company and Eli Lilly and Company, and (ii) the Series B Convertible Redeemable Preferred Stock Purchase Agreement, dated as of January 3, 2011, by and among Leap and the investor parties thereto.

“External Leap Transaction Representative” means any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by Leap or any of its Subsidiaries or controlled Affiliates other than in connection with the Merger and the other Transactions.

“External M-CO Transaction Representative” means any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by M-CO or any of its Subsidiaries or controlled Affiliates other than in connection with the Merger and the other Transactions.

“Forfeitures and Cashless Settlements” by any Person means (a) the forfeiture or satisfaction of stock options, restricted stock and other stock-based awards of such Person, (b) the acceptance by such Person of shares of common stock of such Person as payment for the exercise price of stock options of such Person and (c) the acceptance by such Person of shares of common stock of such Person for withholding taxes incurred in connection with the exercise of stock options of such Person or the vesting or satisfaction of stock options, restricted stock and other stock-based awards of such Person, in the case of each of clauses (a), (b) and (c), in accordance with past practice of such Person and the terms of the applicable award agreements.

“IFRS” means International Financial Reporting Standards.

“Independent Accountant” means Ernst & Young LLP.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, or (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments.

“Intellectual Property Rights” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names (including top level domain names and global top level domain names) and social media identifiers, handles and tags, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy.

“IRS” means the Internal Revenue Service of the United States.

“Israeli Ruling” means the Withholding Tax Ruling, the Options Tax Ruling and the Section 104H Tax Ruling, to the extent obtained from the ITA.

“Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder.

“ITA” means Israel Tax Authority.

“Key Managers” means Christopher Mirabelli, Augustine Lawlor and Douglas Onsi.

“Knowledge” or “knowledge” means (i) with respect to M-CO, the actual knowledge of those persons set forth in Section 9.03(a) of the M-CO Disclosure Letter and (ii) with respect to Leap, the actual knowledge of those persons set forth in Section 9.03 of the Leap Disclosure Letter

“Leap ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Leap or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Leap Products” means the following proprietary compounds currently under development by Leap: (a) DKN-01 and (b) TRX518.

“Leap Transaction Representative” means (a) directors, officers and employees of Leap and each of its Subsidiaries and controlled Affiliates and (b) investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by Leap or any of its Subsidiaries or controlled Affiliates in connection with the Merger and the other Transactions.

“M-CO ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with M-CO or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“M-CO Section 102 Options” means M-CO Options granted pursuant to Section 102(b) of the Israeli Tax Ordinance.

“M-CO Transaction Representative” means (a) directors, officers and employees of M-CO and each of its Subsidiaries and controlled Affiliates and (b) investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by M-CO or any of its Subsidiaries or controlled Affiliates in connection with the Merger and the other Transactions.

A “Material Adverse Effect” with respect to any Person means any events or developments that, individually or in the aggregate, (a) have, or are reasonably expected to have, a material adverse effect on the business, properties, assets (including intangible assets), capitalization, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect that results from or arises in connection with (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which such Person operates to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect; and (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the Transactions or compliance with the terms of this Agreement, or (b) prevent or materially delay the ability of such Person to consummate the Transactions.

“Net Cash” means, as of the time of the Closing determined in accordance with IFRS as applicable, (x) cash and cash equivalents and short-term investments of M-CO and the M-CO Subsidiaries minus (y) the aggregate of the following obligations and liabilities of M-CO and/or the M-CO Subsidiaries, calculated without duplication:

(i)            All accounts payable, as determined by IFRS or GAAP;

(ii)           All Indebtedness of M-CO and the M-CO Subsidiaries (including all principal, accrued interest thereon (and if such Indebtedness is not prepayable, all remaining interest to be paid or accrued through maturity thereof)), and any other amounts payable to the holders of such Indebtedness as a result of or in connection with, the consummation of the Transactions;

(iii)           All out-of-pocket closing or transactional costs of M-CO and the M-CO Subsidiaries in connection with the Transactions, including amounts incurred, payable or subject to reimbursement by M-CO and/or the M-CO Subsidiaries to financial advisors (including investment banks), attorneys, accountants or proxy solicitors, excluding all fees and costs related to SEC registrations and related documentation (e.g., the Form S-4 and the Proxy Statement etc., including the matters referenced in clauses (1) through (5) of the parenthetical in Section 7.03(e) of this Agreement); and (B) fifty percent (50%) of all out-of-pocket costs of M-CO and the M-CO Subsidiaries incurred prior to Closing in connection with any stockholder litigation relating to this Agreement or any of the Transactions;

(iv)          Only those accrued expenses not already contemplated by clauses (i), (ii) and (iii) above, resulting from any incurred but yet unbilled professional fees or operational costs pertaining to goods or services previously provided to M-CO or any of the M-CO Subsidiaries, projected through and as of the Closing Date; and

(v)           All other current and long-term liabilities that would be reflected in a balance sheet (or disclosed in the footnotes thereto) prepared in accordance with GAAP or IFRS, as applicable, in each case, consistent with past practice;

(vi)          All payment obligations under M-CO Contracts or (without duplication) that are disclosed under Section 9.03(b) of the M-CO Disclosure Letter, whether or not incurred in the ordinary course of business and whether or not they are of a type not required to be reflected in a balance sheet prepared in accordance with GAAP or IFRS, as applicable, in each case which is known and certain as of the Effective Time and is unrelated to any action or omission of Leap;

(vii)         All payments to any employee, director and/or consultant of M-CO or any M-CO Subsidiary required to be made at or after the Closing Date pursuant to employment agreements or other arrangements entered into prior to the Closing Date;

(viii)        All amounts payable by M-CO or any of the M-CO Subsidiaries in connection with third-party consents, waivers, amendments, and the like, required for the Transactions;

(ix)           All lease and other payments under any leases of M-CO or any of the M-CO Subsidiaries, including, without limitation, any termination payments, balloon or similar payments on any such leases of M-CO or any of the M-CO Subsidiaries;

(x)            All costs and expenses payable in obtaining the Israeli Ruling; and

(xi)           All other liabilities and obligations, the amount of which is known and certain as of the Effective Time and is unrelated to any action or omission of Leap.

“Party” or “Parties” means Leap, Merger Sub and M-CO.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

(i)           “Pre-Split Outstanding Leap Shares” means a number equal to the sum of (A) the total number of shares of Leap Common Stock outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (calculated after giving effect to the conversion of all outstanding shares of Leap Preferred Stock and all outstanding Leap Notes into shares of Leap Common Stock as contemplated elsewhere under this Agreement) plus (B) shares issuable upon exercise of any warrants to purchase Leap Equity Interests to the extent that such warrants are outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (whether or not such warrants are then exercisable and whether such warrants are then in-the-money or out-of-the-money) plus (C) shares issuable upon the exercise of all Leap Stock Options outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (whether or not then exercisable and whether then in-the-money or out-of-the-money) plus (D) to the extent such inclusion is not duplicative of clauses (A), (B) or (C), shares issuable upon the exercise of all other awards outstanding under the Leap Stock Plans immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (whether or not such other awards are then exercisable or vested and whether such other awards are then in-the-money or out-of-the-money) and shares issuable pursuant to any other Equity Interests of Leap outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (whether or not such other Equity Interests are then exercisable or vested and whether such other Equity Interests are then in-the-money or out-of-the-money).  For purposes of clarity, (x) shares of Leap Common Stock to be issued pursuant to the Equity Investment will not be included in the calculation of Pre-Split Outstanding Shares pursuant to the foregoing provisions of this definition because such shares will be issued immediately prior to the Effective Time but not until after the Recap shall have been effected, the Leap Charter shall have been filed with the Secretary of State of the State of Delaware and Pre-Closing Leap Share Conversion shall have become effective pursuant to the Leap Charter as so filed and (y) shares of Leap Common Stock that will be available for, and subject to, issuance under the 2012 Plan or the 2016 Plan and that are not subject to any grants or awards under the 2012 Plan or the 2016 Plan that are outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware will not be included in the calculation of Pre-Split Outstanding Shares pursuant to the foregoing provisions of this definition. The calculation of the Pre-Split Outstanding Leap Shares shall be set forth in detail in a certificate of the corporate secretary of Leap delivered to M-CO no later than the Closing.  For purposes of further clarity, the following actions that are required to be taken at the Closing pursuant to other provisions of this Agreement will be taken sequentially in the order listed below:  (1) first, the Recap shall be effected and all outstanding shares of Leap Preferred Stock and all outstanding Leap Notes, including any dividends or interest accrued thereon, shall be converted into shares of Leap Common Stock pursuant to the Recap; (2) second, Leap shall grant the Leap Stock Options contemplated under Section 6.21 of this Agreement unless such Leap Stock Options had previously been granted prior to the Recap; (3) third, the Leap Charter shall be filed with the Secretary of State of the State of Delaware and the Pre-Closing Leap Share Conversion shall become effective pursuant to the Leap Charter as so filed; (4) fourth, the Equity Investment shall be consummated and all shares of Leap Common Stock to be issued pursuant to the Equity Investment shall be issued and outstanding; and (5) fifth, each of the Amended and Restated 2012 Plan and the 2016 Plan becoming effective, with the terms of the Amended and Restated 2012 Plan applying to all Leap Stock Options previously granted under the 2012 Plan; and, to the extent not previously granted, the Leap Stock Options contemplated by Section 6.21 of this Agreement may be granted under the Amended and Restated 2012 Plan immediately prior to the Effective Time (it being understood that no Leap Stock Options will be granted on or prior to the Effective Time under the 2016 Plan).

“Registered IP” means all issued or pending Patents, Trademark registrations and applications for registration of Trademarks, copyright registrations and applications for registration of copyrights and Internet domain names.

“Representative” means, with respect to any Person, such Person’s and each of its respective Subsidiaries’ and controlled Affiliates’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Required Foreign Regulatory Approvals” means those sanctions, rulings, Consents, exemptions, early terminations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set forth in Section 9.03(b) of the Leap Disclosure Letter.

“Section 102” means Section 102 of the Israeli Tax Ordinance.

“Section 102 Trustee” means Meitav Dash, appointed by the M-CO in accordance with the provisions of the Israeli Tax Ordinance and approved by the ITA to hold Section 102 Options granted under any M-CO 2008 Plan and M-CO 2013 Plan.

“Tax” means (a) any taxes (including foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital gains, alternative minimum, profit, value added, net worth, documentary stamp, production, business and occupation, disability, employment, payroll or severance), levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other similar charges imposed by any Governmental Entity, including any interest, linkage differentials, indexing, additions to tax or penalties applicable thereto, (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) and (c) any liability for Taxes described in clause (a) or (b) as a transferee or successor.

“Tax Authority” means the IRS, the ITA and any other Governmental Entity responsible for the administration of Tax.

“Tax Return” means any return, filing, report, questionnaire, information statement or other document (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) required or permitted to be filed, including any amendments that may be filed, for any taxable period with any taxing authority (whether or not a payment is required to be made with respect to such filing).

“Transactions” means, collectively, the Merger and the other transactions contemplated by this Agreement.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Annex or Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The term “made available” and words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to the other party on the applicable due diligence data site, maintained by either company for the purpose of the Merger and the other Transactions, in each case prior to the date hereof, (b) provided via electronic mail or in person or (c) publicly available by virtue of the relevant party’s filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act prior to the date of this Agreement. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto. The Leap Disclosure Letter and the M-CO Disclosure Letter set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Leap Disclosure Letter or M-CO Disclosure Letter, as the case may be, relates; provided that any fact or item that is disclosed in any section of the Leap Disclosure Letter or the M-CO Disclosure Letter so as to make its relevance (i) to other representations made elsewhere in the Agreement, (ii) to the information called for by other sections of the Leap Disclosure Letter or the M-CO Disclosure Letter or (iii) to the annexes or exhibits to this Agreement reasonably apparent shall be deemed to qualify such representations or to be disclosed in such other sections of the Leap Disclosure Letter, the M-CO Disclosure Letter or the annexes or exhibits to this Agreement, as the case may be, notwithstanding the omission of any appropriate cross-reference thereto; provided, further that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in either such disclosure schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Leap or M-CO, as the case may be. Except where the context otherwise requires, references to the “other party” or “either party” will be deemed to refer to Leap and Merger Sub, collectively, on the one hand, and M-CO, on the other hand. All electronic communications from a Person shall be deemed to be “written” for purposes of this Agreement.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner adverse in any material respect to any party or such party waives its rights under this Section 9.05 with respect thereto.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.07. Entire Agreement; No Third Party Beneficiaries. This Agreement, taken together with the M-CO Disclosure Letter, the Leap Disclosure Letter, the Confidentiality Agreement and the other agreements entered into in connection with preserving the confidentiality of information, (a) constitutes the entire agreement, and supersedes all prior agreements (other than the Confidentiality Agreement and the other agreements entered into in connection with preserving the confidentiality of information) and understandings, both written and oral, among the parties with respect to the Merger and the other Transactions and (b) is not intended to, and does not, confer upon any Person other than the parties any rights or remedies. Notwithstanding anything to the contrary herein, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 1.05, shall be enforceable by holders of M-CO Ordinary Shares at, or immediately prior to, the Effective Time as provided therein.

SECTION 9.08. GOVERNING LAW. SUBJECT TO THE PROVISIONS SET FORTH BELOW IN THIS SECTION 9.08, THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ISRAEL, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICT OF LAWS OF ISRAEL.  NOTWITHSTANDING THE FOREGOING, THE FOLLOWING PROVISIONS OF THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, UNITED STATES OF AMERICA, AS INTERPRETED AND APPLIED CONSISTENT WITH THE PRECEDENTS ESTABLISHED BY THE COURTS LOCATED IN THE STATE OF DELAWARE, UNITED STATES OF AMERICA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICT OF LAWS OF THE STATE OF DELAWARE, UNITED STATES OF AMERICA, ISRAEL OR ANY OTHER JURISDICTION:  (1) THE DEFINITION OF THE TERM “MATERIAL ADVERSE EFFECT” SET FORTH IN SECTION 9.03 OF THIS AGREEMENT AND AS USED THROUGHOUT THIS AGREEMENT; (2) THE PROVISIONS OF SECTION 7.02(a)(i) and SECTION 7.02(c) (which relate to the term “Material Adverse Effect”); (3) THE PROVISIONS OF SECTION 7.03(a)(i) AND SECTION 7.03(c) (which relate to the term “Material Adverse Effect”); (4) THE PROVISIONS OF SECTIONS 9.10, 9.11 AND 9.12 TO THE EXTENT THAT SUCH SECTIONS, OR ANY OF THEM, ARE APPLICABLE TO ANY OF THE PROVISIONS OF THIS AGREEMENT DESCRIBED IN THE FOREGOING CLAUSES (1)-(3); AND (5) ALL QUESTIONS, MATTERS OR DISAGREEMENTS AS TO WHETHER AN EVENT OR DEVELOPMENT THAT CONSTITUTES A MATERIAL ADVERSE EFFECT FOR PURPOSES OF THIS AGREEMENT WOULD CAUSE ANY OF THE CONDITIONS SET FORTH IN ANY OF SECTIONS 7.02(a)(i), 7.02(c), 7.03(a)(i) or 7.03(c) (in each case which relates to the term “Material Adverse Effect”) HEREOF NOT TO BE SATISFIED OR OTHERWISE ENTITLES OR SHOULD ENTITLE ANY PARTY TO THIS AGREEMENT NOT TO CONSUMMATE ANY OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT OR TO TERMINATE THIS AGREEMENT.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

SECTION 9.10. Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.01, the parties shall be entitled to an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.11(a), without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 9.10 are an integral part of the Merger and the other Transactions and that, without these agreements, the other party (in the case of M-CO) or parties (in the case of Leap and Merger Sub) would not enter into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

SECTION 9.11. Jurisdiction. Each of the parties hereto hereby (a) agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement, its negotiation or the Merger and the other Transactions, will be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement will be brought by it or any of its Affiliates except in such court), subject to any appeal, provided that if jurisdiction is not then available in the Chancery Court of the State of Delaware, then any such claim, suit, action or other proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware and (b) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such claim, suit, action or other proceeding and irrevocably and unconditionally waives the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 9.02 will be effective service of process for any claim, action, suit or other proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

SECTION 9.12. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR RELATING TO THIS AGREEMENT, ITS NEGOTIATION, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13. Publicity. The parties agree that the initial press release to be issued with respect to the Merger and the other Transactions shall be a joint press release to be reasonably agreed upon by Leap and M-CO. Except (a) with respect to any Adverse Recommendation Change and releases relating to a potential Adverse Recommendation Change, in each case made in accordance with the terms of this Agreement, and (b) with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 9.13 or any communications plan or strategy previously agreed on by the parties, Leap and M-CO shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

SECTION 9.14. Compliance with Deadlines. Failure by either Leap or M-CO to comply with the timing deadlines set forth in (a) the first sentence of Section 6.01(a) and (b) the parenthetical in clause (i) of Section 6.01(e), after, in each case, using reasonable best efforts to so comply, shall not be deemed a breach of this Agreement by such party for so long as such party continues to use reasonable best efforts to cure such failure as promptly as practicable.

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IN WITNESS WHEREOF, Leap, Merger Sub, and M-CO have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

LEAP THERAPEUTICS, INC.

By: /s/ Christopher Mirabelli
Name: Christopher Mirabelli
Title:   Chief Executive Officer

M-CO MERGER SUB LTD.

By: /s/ Douglas Onsi
Name: Douglas Onsi
Title:   Director and Authorized Signatory

MACROCURE LTD.

By: /s/ Nissim Mashiach
Name:  Nissim Mashiach
Title:    President & CEO

[Signature Page to Agreement and Plan of Merger]